As filed with the Securities and Exchange Commission on July 9, 2004

Registration No. 333-114442-01

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT No. 4 to

FORM S-1

REGISTRATION STATEMENT

Under

Securities Act of 1933

DOMINO’S PIZZA, INC.

(Exact name of registrant as specified in its charter)

Delaware	5812	38-2511577
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48106

(734) 930-3030

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David A. Brandon

Chairman and Chief Executive Officer

30 Frank Lloyd Wright Drive

Ann Arbor, Michigan 48106

(734) 930-3030

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Jane D. Goldstein, Esq.	Elisa D. Garcia C., Esq.	Gerald S. Tanenbaum, Esq.
R. Newcomb Stillwell, Esq.	Domino’s Pizza LLC	Cahill Gordon & Reindel LLP
Ropes & Gray LLP	Executive Vice President & General Counsel	80 Pine Street
One International Place	30 Frank Lloyd Wright Drive	New York, New York 10005
Boston, Massachusetts 02110	Ann Arbor, Michigan 48106	Telephone: (212) 701-3000
Telephone: (617) 951-7000	Telephone: (734) 930-3030	Telecopy: (212) 269-5420
Telecopy: (617) 951-7050	Telecopy: (734) 747-6210

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 9, 2004

Prospectus

24,062,500 shares

Domino’s Pizza, Inc.

Common stock

Domino’s Pizza, Inc., the parent company of Domino’s, Inc., is selling 9,375,000 shares of common stock, and the selling stockholders identified in this prospectus are selling an additional 14,687,500 shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. This is the initial public offering of our common stock. The estimated initial public offering price is between $15.00 and $17.00 per share.

Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock listed on the New York Stock Exchange under the symbol “DPZ.”

	Per share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to Domino’s Pizza, Inc., before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 3,609,375 additional shares of our common stock on the same terms and conditions set forth above to cover overallotments, if any.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The offering is being made on a firm commitment basis, and the underwriters expect to deliver the shares of common stock to investors on                     , 2004.

JPMorgan	Citigroup

Bear, Stearns & Co. Inc.

Credit Suisse First Boston

Lehman Brothers

                         , 2004

Inside Front Cover:

[Picture of Domino’s storefront]

[Picture of Domino’s Pizza delivery truck]

[Picture of Domino’s HeatWave® hot bag]

44 Years of Pizza Delivery

[Picture of Domino’s delivery person]

[Picture of Domino’s Pizza go-cart]

i

Summary

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, especially “Risk factors” beginning on page 9 and our consolidated financial statements and related notes, before deciding to invest in our common stock. Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares of our common stock, assumes an initial public offering price of $16.00 per share, which is the mid-point of the range set forth on the front cover of this prospectus, and reflects an amendment to our Delaware certificate of incorporation and the reclassification of all of our classes of common stock into one new class of common stock, all of which have occurred in connection with this offering. In this prospectus, we use the terms Domino’s Pizza, Domino’s, we, us and our to refer to Domino’s Pizza, Inc. and its subsidiaries.

In this prospectus, we rely on and refer to information regarding the U.S. quick service restaurant sector, the U.S. quick service restaurant pizza category and its components and competitors (including us) from the CREST report prepared by NPD Foodworld®, a division of the NPD Group, or Crest, as well as market research reports, analyst reports and other publicly-available information. Although we believe this information to be reliable, we have not independently verified it. Domestic sales information relating to the U.S. quick service restaurant sector, the U.S. quick service restaurant pizza category and U.S. pizza delivery and carry-out represent reported consumer spending obtained by Crest from customer surveys. This information relates to both our company-owned and franchise stores. Unless otherwise indicated, all U.S. industry data included in this prospectus is based on reported consumer spending obtained by Crest from customer surveys.

Domino’s Pizza, Inc.

We are the number one pizza delivery company in the United States, based on reported consumer spending, with a leading presence internationally. We pioneered the pizza delivery business and have built the Domino’s Pizza® brand into one of the most widely-recognized consumer brands in the world. We operate through a network of more than 7,450 company-owned and franchise stores, located in all 50 states and in more than 50 countries. In addition, we operate 18 regional dough manufacturing and distribution centers in the contiguous United States and eight dough manufacturing and distribution centers outside the contiguous United States. The foundation of our system-wide success and leading market position is our strong relationship with our franchisees, comprised of nearly 2,000 owner-operators dedicated to the success of our company and the Domino’s Pizza® brand.

Over our 44-year history, we have developed a simple business model focused on our core strength of delivering quality pizza in a timely manner. This business model includes a delivery-oriented store design with low capital requirements, a focused menu of pizza and complementary side items, committed owner-operator franchisees and a vertically-integrated distribution system. Our earnings are driven largely from retail sales at our franchise stores, which generate royalty payments and distribution revenues to us. We also generate earnings through retail sales at our company-owned stores.

In the last three years, we outperformed our two national competitors in domestic same store sales growth. Same store sales at our international stores increased 4.0% and 6.4% in 2003 and the quarter ended March 21, 2004, respectively. The first quarter of 2004 marked our 41st consecutive quarter of international same store sales growth. We believe that strong sales volume, combined with our efficient store and business models, generates attractive franchisee and company-level returns.

We operate our business in three segments: domestic stores, domestic distribution and international.

•  Domestic stores. The domestic stores segment, comprised of 4,344 franchise stores and 576 company-owned stores, generated revenues of $519.9 million and $122.6 million and income from operations of $127.1 million and $31.8 million during 2003 and the quarter ended March 21, 2004, respectively.

•  Domestic distribution. Our domestic distribution segment, which distributes food, equipment and supplies to all of our domestic company-owned stores and approximately 98% of our domestic franchise stores, generated revenues of $717.1 million and $170.9 million and income from operations of $45.9 million and $10.9 million during 2003 and the quarter ended March 21, 2004, respectively.

•  International. Our international segment, which oversees 2,534 franchise stores and operates 19 company-owned stores outside the contiguous United States and also distributes food and supplies in a limited number of these markets, generated revenues of $96.4 million and $25.3 million and income from operations of $28.1 million and $7.5 million during fiscal 2003 and the quarter ended March 21, 2004, respectively.

On a consolidated basis, we generated revenues of $1.3 billion and $318.8 million and income from operations, after deducting $41.7 million and $6.7 million of unallocated corporate and other expenses, of $159.5 million and $43.5 million in 2003 and the quarter ended March 21, 2004, respectively. Net income was $39.0 million and $18.4 million in 2003 and the quarter ended March 21, 2004, respectively. As of March 21, 2004, our total outstanding long-term debt was $942.3 million. We have been able to increase our income from operations through strong domestic and international same store sales growth over the past five years, the addition of more than 1,200 stores worldwide over that time and strong performance by our distribution business. Over this same time period, we increased our net income in each year except 2003 during which we incurred significant recapitalization-related expenses. This growth was achieved with limited capital expenditures by us, since a significant portion of our earnings is derived from retail sales by our franchisees.

Industry overview

The U.S. quick service restaurant pizza category is large, growing and highly fragmented. With sales of $32.3 billion in the twelve months ended November 2003, the U.S. quick service restaurant pizza category is the second largest category within the $180.2 billion U.S. quick service restaurant sector. The U.S. quick service restaurant pizza category is comprised of delivery, dine-in, carry-out and drive-through. We operate primarily within U.S. pizza delivery, which with $11.7 billion of sales accounted for 36% of total U.S. quick service restaurant pizza category sales in the twelve months ended November 2003. Total U.S. pizza delivery sales grew by 0.4% during that period. We believe that this growth is the result of well-established demographic and lifestyle trends driving increased consumer emphasis on convenience. We and our top two competitors account for approximately 47% of U.S. pizza delivery, based on reported consumer spending, with the remaining 53% attributable to small regional chains and individual establishments.

We also compete in carry-out, which together with pizza delivery are the largest and fastest-growing components of the U.S. quick service restaurant pizza category. U.S. carry-out pizza had $12.4 billion of sales in the twelve months ended November 2003 and grew by 2.4% during that period. While our primary focus is on pizza delivery, we are also favorably positioned to compete in carry-out given our strong brand, convenient store locations and quality, affordable menu offerings.

In contrast to the United States, international pizza delivery is relatively underdeveloped, with only Domino’s and one other competitor having a significant multinational presence. We believe that demand for international pizza delivery is large and growing, driven by international consumers’ increasing emphasis on convenience.

Our competitive strengths

We believe that our competitive strengths include the following:

•	Strong and proven growth and earnings model. Over our 44-year history, we have developed a focused growth and earnings model anchored by store-level economics, which provide an entrepreneurial incentive for our franchisees, generate demand for new franchises and are the foundation for the strength of our system.

•	#1 pizza delivery company in the United States with a leading international presence. We are the number one pizza delivery company in the United States with a 19.8% share based on reported consumer spending, and we have a leading presence in the key international markets in which we compete.

•	Strong brand awareness. We believe our Domino’s Pizza® brand is one of the most widely-recognized consumer brands in the world and that consumers associate our brand name with quality pizza delivered in a timely manner.

•	Our internal distribution system. Our profitable, vertically-integrated distribution system enhances the quality and consistency of our products, enhances our relationships with franchisees, leverages economies of scale to offer lower costs to our stores and allows our store managers to better focus on store operations and customer service.

•	Strong leadership team with significant ownership. We have a strong, knowledgeable leadership team with significant industry expertise and meaningful equity ownership in our company.

Our business strategy

We intend to achieve further growth and strengthen our competitive position through the continued implementation of our business strategy, which includes the following key elements:

•	Continue to execute on our mission statement. Our mission statement is “Exceptional people on a mission to be the best pizza delivery company in the world,” and we implement this mission statement by focusing on four strategic initiatives: PeopleFirst, Build the Brand, Maintain High Standards and Flawless Execution.

•	Grow our leading position in an attractive industry. As the leader in U.S. pizza delivery, we believe that our convenient store locations, simple operating model, widely-recognized brand and efficient distribution system are competitive advantages that position us to capitalize on future growth.

•	Leverage our strong brand awareness. We believe that the strength of our Domino’s Pizza® brand makes us one of the first choices of consumers seeking a convenient, quality and affordable meal, and we intend to continue to promote our brand name and enhance our reputation as the leader in pizza delivery.

•	Expand and optimize our domestic store base. We plan to continue expanding our base of domestic stores to take advantage of the attractive growth opportunities in U.S. pizza delivery and to strategically acquire franchise stores and refranchise company-owned stores.

•	Continue to grow our international business. We believe we will achieve continued growth internationally as a result of the store-level economics of our business model, the growing international demand for delivered pizza and strong global recognition of the Domino’s Pizza® brand.

The offering

Common stock offered:

By us	9,375,000 shares

By the selling stockholders	14,687,500 shares

Total offered hereby	24,062,500 shares

Common stock to be outstanding immediately after this offering	65,722,516 shares

The common stock to be outstanding after this offering is based on the number of shares outstanding after our reclassification and excludes 5,670,766 shares of our non-voting common stock issuable upon the exercise of outstanding options at a weighted average exercise price equal to $4.31 per share, of which options to purchase 3,688,838 shares were exercisable as of March 21, 2004, 5,600,000 shares of our common stock issuable under our 2004 Equity Incentive Plan and 1,000,000 shares of our common stock issuable under our 2004 Employee Stock Purchase Plan.

Use of proceeds

We intend to use the approximately $136.7 million of net proceeds to us from this offering to redeem, at 108.25% of the principal amount thereof plus accrued and unpaid interest, approximately $125.5 million aggregate principal amount of Domino’s, Inc.’s outstanding 8¼% senior subordinated notes.

We will not receive any of the net proceeds from the sale of shares of common stock by the selling stockholders.

Proposed New York Stock Exchange symbol:    ”DPZ”

Dividend policy

Our board of directors currently intends to pay regular quarterly dividends on our common stock at an initial annual rate of $0.26 per share. The first dividend is expected to be paid during the fourth quarter of 2004. The declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net earnings, financial condition, cash requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors.

Risk factors

See “Risk factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

Our corporate information

Our company was founded in 1960. TISM, Inc., a Michigan corporation and our predecessor, operated through its wholly-owned subsidiary, Domino’s Pizza LLC, a Michigan limited liability company. In connection with this offering, we reincorporated in Delaware under the name Domino’s Pizza, Inc. See “The reclassification.” Our principal executive office is located at 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48106, and our telephone number at that address is (734) 930-3030. We maintain a website on the Internet at www.dominos.com. Our website, and the information contained therein, is not a part of this prospectus.

Summary consolidated financial data

The summary consolidated financial data set forth below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated income statement data for each of the years in the three-year period ended December 28, 2003, other than the pro forma data, have been derived from our audited consolidated financial statements included elsewhere herein. The summary consolidated balance sheet data as of March 21, 2004 and the summary consolidated income statement data for the fiscal quarters ended March 23, 2003 and March 21, 2004, other than the pro forma data, have been derived from our unaudited consolidated financial statements included elsewhere herein. The historical data are not necessarily indicative of results to be expected for any future period.

	Fiscal year			Fiscal quarter ended
(in millions, except share and per share amounts)	2001	2002	2003(2)	March 23, 2003	March 21, 2004
Income statement data:
Revenues	$1,258.3	$1,275.0	$1,333.3	$312.3	$318.8
Income from operations	127.1	157.8	159.5	43.0	43.5
Interest expense, net	66.6	59.8	74.3	12.2	13.9
Net income	36.8	60.5	39.0	18.3	18.4

Pro forma income statement data(1):
Pro forma net income			$47.2		$20.3
Pro forma net income available to common stockholders			$4.2		$20.3
Pro forma net income per share:
Basic			$0.06		$0.31
Diluted			$0.06		$0.29
Pro forma weighted average shares outstanding:
Basic			65,374,537		64,592,498
Diluted			69,762,147		68,981,530

Other financial data:
Capital expenditures	$40.6	$53.9	$29.2	$5.2	$6.8

As of March 21, 2004
(in millions)	Actual	As adjusted(3)
Balance sheet data:
Cash and cash equivalents	$36.7	$7.0
Working capital	23.4	5.5
Total assets	425.1	391.7
Long-term debt, less current portion	942.0	817.3
Total debt	942.3	817.6
Total stockholders’ deficit	(699.4)	(595.3)
(1)	The pro forma income statement data give effect to: (i) the reclassification of our Class A common stock and Class L common stock into our common stock; (ii) the issuance by us of 9,375,000 shares of our common stock in this offering and the application of the net proceeds therefrom to redeem $125.5 million aggregate principal amount of Domino’s, Inc.’s outstanding 8¼% senior subordinated notes, resulting in a reduction of annual interest expense of approximately $11.0 million ($6.9 million after-tax); and (iii) the termination of our management agreement with Bain Capital Partners VI, L.P., an affiliate of our principal stockholder, resulting in the elimination of annual expenses of $2.0 million ($1.3 million after-tax).
(2)	In connection with our recapitalization in 2003, we expensed $16.4 million of related general and administrative expenses, primarily comprised of compensation expenses, wrote-off $15.6 million of deferred financing costs to interest expense and expensed $20.4 million of bond tender fees in other expense.
(3)	As adjusted gives effect to this offering and the application of the net proceeds to us therefrom to redeem $125.5 million aggregate principal amount of Domino’s, Inc.’s outstanding 8 1/4% senior subordinated notes, at 108.25% of the principal amount thereof plus accrued interest. It also gives effect to: (i) the use of approximately $16.8 million of general funds to prepay in full contingent notes held by our former majority stockholder and his spouse; (ii) the payment of approximately $10.0 million out of general funds to Bain Capital Partners VI, L.P. in connection with the termination of its management agreement with us; and (iii) the payment of $500,000 out of general funds to each of two executive officers under the terms of our senior executive deferred bonus plan.

Summary segment data

The following table presents segment financial and other data for fiscal 2001, 2002, 2003 and the fiscal quarters ended March 23, 2003 and March 21, 2004. Revenues and income from operations are derived from our audited and unaudited consolidated financial statements included elsewhere herein.

	Fiscal year				Fiscal quarter ended
(dollars in millions)	2001	2002	2003		March 23, 2003		March 21, 2004
Revenues:
Domestic stores	$496.4	$517.2	$519.9		$124.3		$122.6
Domestic distribution	691.9	676.0	717.1		167.4		170.9
International	70.0	81.8	96.4		20.5		25.3

Total revenues	$1,258.3	$1,275.0	$1,333.3		$312.3		$318.8

Income from operations:
Domestic stores	$114.3	$126.7	$127.1		$31.6		$31.8
Domestic distribution	38.1	43.2	45.9		11.9		10.9
International	15.2	25.1	28.1		5.7		7.5
Other(1)	(40.4)	(37.2)	(41.7)		(6.3)		(6.7)

Consolidated income from operations	$127.1	$157.8	$159.5		$43.0		$43.5

Same store sales growth(2):
Domestic company-owned stores	7.3%	0.0%	(1.7%	)	(5.6%	)	(1.6%	)
Domestic franchise stores	3.6%	3.0%	1.7%		(0.4%	)	(0.8%	)

Domestic stores	4.0%	2.6%	1.3%		(1.1%	)	(0.9%	)

International stores	6.4%	4.1%	4.0%		4.4%		6.4%

Store counts (at end of period):
Domestic company-owned stores	519	577	577		578		576
Domestic franchise stores	4,294	4,271	4,327		4,274		4,344

Domestic stores	4,813	4,848	4,904		4,852		4,920
International stores	2,259	2,382	2,523		2,401		2,553

Total stores	7,072	7,230	7,427		7,253		7,473
(1)	Other includes corporate administrative expenses. Reflected in the income from operations amount in 2003 is $16.4 million of general and administrative expenses incurred in connection with our 2003 recapitalization.
(2)	Same store sales growth is calculated on a weekly basis including only sales from stores that also had sales in the same week of the prior year but excluding sales from certain seasonal locations such as stadiums and concert arenas. International same store sales growth is calculated similarly to domestic same store sales growth, on a constant dollar basis. Changes in international same store sales on a constant dollar basis reflect changes in international local currency sales.

Other information

Our wholly-owned subsidiary, Domino’s, Inc., files reports and other information with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations or prospects may have changed since the date of this prospectus, which could cause the information in this prospectus to be inaccurate as of such future date, and this prospectus will not be updated to reflect such change.

The Domino’s® and Domino’s Pizza® names and logos are trademarks that are federally registered in the United States. The titles and logos associated with our products appearing in this prospectus, including Domino’s HeatWave®, Cinna Stix®, Buffalo Chicken Kickers® and Domino’s PULSETM, are either federally registered trademarks or are subject to pending applications for registration. Our trademarks may also be registered in other jurisdictions. All other trademarks or trade names appearing elsewhere in this prospectus are the property of their respective owners.

Presentation of financial and other data

Our fiscal year is a 52- or 53-week year ending on the Sunday on or nearest to December 31. Our fiscal years 1999, 2000, 2001, 2002 and 2003 ended on January 2, 2000, December 31, 2000, December 30, 2001, December 29, 2002 and December 28, 2003, respectively. Fiscal years are identified in this prospectus according to the calendar year that they most accurately represent. For example, the fiscal year ended January 2, 2000 is referred to herein as “fiscal 1999” or “1999.”

Our convention with respect to reporting periodic financial data is such that each of our first three fiscal quarters consists of twelve weeks while our last fiscal quarter consists of sixteen or seventeen weeks. Our first fiscal quarter of 2004 ended March 21, 2004, and our first fiscal quarter of 2003 ended March 23, 2003.

Throughout this prospectus:

•	unless otherwise indicated or the context otherwise requires, we refer to our common stock and non-voting common stock following the reclassification described under “The reclassification” collectively as our common stock;

•	unless otherwise indicated, store counts are as of March 21, 2004; and

•	all share data assumes a per share Class L preference amount of $80.92, which is the per share Class L preference amount that we used to estimate the number of shares of common stock issuable upon the conversion of our Class L common stock into our common stock as described under “The reclassification.”

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to invest in shares of our common stock. These risks could have a material and negative effect on our business, financial condition or results of operations. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks relating to our business and industry

The pizza category is highly competitive, and such competition could adversely affect our operating results.

We compete in the United States against two national chains, as well as many regional and local businesses. We could experience increased competition from existing or new companies in the pizza category, which could create increasing pressures to grow our business in order to maintain our market share. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for our products, reduced margins, the inability to take advantage of new business opportunities and the loss of market share, all of which would have an adverse effect on our operating results.

We also compete on a broader scale with quick service and other international, national, regional and local restaurants. The overall food service market and the quick service restaurant sector are intensely competitive with respect to food quality, price, service, convenience and concept, and are often affected by changes in:

•  consumer tastes;

•  national, regional or local economic conditions;

•  disposable purchasing power;

•  demographic trends; and

•  currency fluctuations to the extent international operations are involved.

We compete within the food service market and the quick service restaurant sector not only for customers, but also for management and hourly employees, suitable real estate sites and qualified franchisees. Our domestic distribution segment is also subject to competition from outside suppliers. If other suppliers, who meet our qualification standards, were to offer lower prices or better service to our franchisees for their ingredients and supplies and, as a result, our franchisees chose not to purchase from our domestic distribution centers, our financial condition, business and results of operations would be adversely affected.

If we fail to successfully implement our growth strategy, which includes opening new domestic and international stores, our ability to increase our revenues and operating profits could be adversely affected.

A significant component of our growth strategy is opening new domestic and international franchise stores. We and our franchisees face many challenges in opening new stores, including, among others:

•  selection and availability of suitable store locations;

•  negotiation of acceptable lease or financing terms;

•  securing required domestic or foreign governmental permits and approvals; and

•  employment and training of qualified personnel.

The opening of additional franchise stores also depends, in part, upon the availability of prospective franchisees who meet our criteria. Our failure to add a significant number of new stores would adversely affect our ability to increase revenues and operating income.

We are currently planning to expand our international operations in markets where we currently operate and in selected new markets. This may require considerable management time as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may by affected by local economic and market conditions. Therefore, as we expand internationally, we may not experience the operating margins we expect, our results of operations may be negatively impacted and our common stock price may decline.

We may also pursue strategic acquisitions as part of our business. If we are able to identify acquisition candidates, such acquisitions may be financed, to the extent permitted under our debt agreements, with substantial debt or with potentially dilutive issuances of equity securities.

The food service market is affected by consumer preferences and perceptions. Changes in these preferences and perceptions may lessen the demand for our products, which would reduce sales and harm our business.

Food service businesses are affected by changes in consumer tastes, national, regional and local economic conditions, and demographic trends. For instance, if prevailing health or dietary preferences cause consumers to avoid pizza and other products we offer in favor of foods that are perceived as more healthy, our business and operating results would be harmed. Moreover, because we are primarily dependent on a single product, if consumer demand for pizza should decrease, our business would suffer more than if we had a more diversified menu, as many other food service businesses do.

Increases in food, labor and other costs could adversely affect our profitability and operating results.

An increase in our operating costs could adversely affect our profitability. Factors such as inflation, increased food costs, increased labor and employee benefit costs and increased energy costs may adversely affect our operating costs. Most of the factors affecting costs are beyond our control and, in many cases, we may not be able to pass along these increased costs to our customers or franchisees. Most ingredients used in our pizza, particularly cheese, are subject to significant price fluctuations as a result of seasonality, weather, demand and other factors. The cheese block price per pound averaged $1.31 and $1.34 in 2003 and the fiscal quarter ended March 21, 2004, respectively, and the estimated increase in company-owned store food costs from a hypothetical $0.20 adverse change in the average cheese block price per pound would have been approximately $3.5 million and $0.8 million in 2003 and the fiscal quarter ended March 21, 2004, respectively. The cheese block price increased to over $2.00 per pound early in the second quarter of 2004. Labor costs are largely a function of the minimum wage for a majority of our store and distribution center personnel and, generally, are a function of the availability of labor. Food, including cheese costs, and labor represent approximately 45% to 60% of a typical company-owned store’s cost of sales.

Our substantial indebtedness could adversely affect our business and limit our ability to plan for or respond to changes in our business.

In connection with our 1998 and 2003 recapitalizations, we incurred a significant amount of indebtedness and we are currently highly leveraged. As of March 21, 2004, our consolidated long-term indebtedness was $942.3 million. Our substantial indebtedness and the fact that a large portion of our cash flow from operations must be used to make principal and interest payments on our indebtedness could have important consequences to you. For example, they could:

•  make it more difficult for us to satisfy our obligations with respect to our debt agreements;

•  increase our vulnerability to general adverse economic and industry conditions;

•  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes;

•  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate thereby placing us at a competitive disadvantage compared to our competitors that may have less debt;

•  limit, by the financial and other restrictive covenants in our debt agreements, our ability to borrow additional funds; and

•  have a material adverse effect on us if we fail to comply with the covenants in our debt agreements, because such failure could result in an event of default which, if not cured or waived, could result in a substantial amount of our indebtedness becoming immediately due and payable.

In addition, our senior secured credit facility and the indenture governing Domino’s, Inc.’s senior subordinated notes permit us to incur substantial additional indebtedness in the future, including up to an additional $125.0 million under our revolving credit facility. As of March 21, 2004, we had $125.0 million available to us for additional borrowing under the revolving credit facility portion of our senior secured credit facility (excluding outstanding letters of credit of $23.0 million). If new indebtedness is added to our and our subsidiaries’ current debt levels, the risks described above would intensify.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which would adversely affect our financial condition and results of operations.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, if currently anticipated cost savings and operating improvements are not realized on schedule, in the amounts projected or at all, or if future borrowings are not available to us under our senior secured credit facility in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, our financial condition and results of operations may be adversely affected. If we cannot generate sufficient cash flow from operations to make scheduled principal and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. If we are unable to refinance any of our indebtedness on commercially reasonable terms or at all or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

We may be unable to generate sufficient cash flow to pay quarterly dividends on our common stock.

Our ability to pay a quarterly dividend on our common stock will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations, or if currently anticipated cost savings and operating improvements are not realized on schedule, in the amounts projected or at all, or if we are not in compliance with the terms of our debt agreements we may be unable to pay a quarterly dividend on our common stock.

The terms of the Domino’s, Inc. senior secured credit facility and senior subordinated notes have restrictive terms and our failure to comply with any of these terms could put us in default, which would have an adverse effect on our business and prospects.

The senior secured credit facility and the indenture governing the senior subordinated notes, in each case where our wholly-owned subsidiary Domino’s, Inc. is the borrower, contain a number of significant covenants. These covenants limit Domino’s, Inc.’s ability and the ability of Domino’s, Inc.’s restricted subsidiaries to, among other things:

•  incur additional indebtedness and issue restricted subsidiary preferred stock;

•  make capital expenditures and other investments;

•  merge, consolidate or dispose of our assets or the capital stock or assets of any restricted subsidiary;

•  pay dividends, make distributions or redeem capital stock;

•  change our line of business;

•  enter into transactions with our affiliates; and

•  grant liens on our assets or the assets of our restricted subsidiaries.

The senior secured credit facility also requires us to maintain specified financial ratios and satisfy financial condition tests at the end of each fiscal quarter. These restrictions could affect our ability to pay dividends. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not meet those tests. A breach of any of these covenants could result in a default under the senior secured credit facility. If the banks accelerate amounts owing under the senior secured credit facility because of a default under the senior secured credit facility and we are unable to pay such amounts, the banks have the right to foreclose on substantially all of our assets.

Upon the occurrence of specific kinds of change of control events, Domino’s, Inc. must offer to repurchase all of its outstanding senior subordinated notes. It is possible, however, that we will not have sufficient funds at the time of the change of control to make the required repurchase of the senior subordinated notes or that restrictions in the senior secured credit facility will not allow such repurchase. The occurrence of some of the events that would constitute a change of control under the indenture would also constitute a default under the senior secured credit facility. Moreover, the exercise by the holders of the senior subordinated notes of their right to require Domino’s, Inc. to repurchase the senior subordinated notes could cause a default under such senior indebtedness, even if the change of control itself does not, due to the financial effect on us of such repurchase. A default under the indenture or the senior secured credit facility may have a material adverse effect on our business, financial condition and results of operations.

We do not have long-term contracts with many of our suppliers, and as a result they could seek to significantly increase prices or fail to deliver.

We typically do not have written contracts or long-term arrangements with our suppliers. Although in the past we have not experienced significant problems with our suppliers, our suppliers may implement significant price increases or may not meet our requirements in a timely fashion, if at all. The occurrence of any of the foregoing could have a material adverse effect on our results of operations.

Shortages or interruptions in the supply or delivery of fresh food products could adversely affect our operating results.

We and our franchisees are dependent on frequent deliveries of fresh food products that meet our specifications. Shortages or interruptions in the supply of fresh food products caused by unanticipated demand, problems in production or distribution, inclement weather or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Any prolonged disruption in the operations of any of our dough manufacturing and distribution centers could harm our business.

We operate 18 regional dough manufacturing and distribution centers in the contiguous United States and dough manufacturing and distribution centers in Alaska, Hawaii, Canada, the Netherlands and France. Our domestic dough manufacturing and distribution centers service all of our company-owned stores and approximately 98% of our domestic franchise stores. As a result, any prolonged disruption in the operations of any of these facilities, whether due to technical or labor difficulties, destruction or damage to the facility, real estate issues or other reasons, could adversely affect our business and operating results.

We face risks of litigation from customers, franchisees, employees and others in the ordinary course of business, which diverts our financial and management resources. Any adverse litigation or publicity may negatively impact our financial condition and results of operations.

Claims of illness or injury relating to food quality or food handling are common in the food service industry. In addition, class action lawsuits have been filed, and may continue to be filed, against various quick service restaurants alleging, among other things, that quick service restaurants have failed to disclose the health risks associated with high-fat foods and that quick service restaurant marketing practices have encouraged obesity. In addition to decreasing our sales and profitability and diverting our management resources, adverse publicity or a substantial judgment against us could negatively impact our financial condition, results of operations and brand reputation, hindering our ability to attract and retain franchisees and grow our business.

Further, we may be subject to employee, franchisee and other claims in the future based on, among other things, discrimination, harassment, wrongful termination and wage, rest break and meal break issues, including those relating to overtime compensation. We have been subject to these types of claims in the past, and we are currently subject to a purported class action claim of this type in California relating to rest break and meal break compensation, and if one or more of these claims were to be successful or if there is a significant increase in the number of these claims, our business, financial condition and operating results could be harmed.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success in the highly competitive business of pizza delivery will continue to depend to a significant extent on our leadership team and other key management personnel. Other than with our chairman and chief executive officer, David A. Brandon, we do not have long-term employment agreements with any of our executive officers. As a result, we may not be able to retain our executive officers and key personnel or attract additional qualified management. Our success also will continue to depend on our ability to attract and retain qualified personnel to operate our stores, dough manufacturing and distribution centers and international operations. The loss of these employees or our inability to recruit and retain qualified personnel could have a material adverse effect on our operating results.

Our international operations subject us to additional risks, which risks and costs may differ in each country in which we do business, and may cause our profitability to decline due to increased costs.

We conduct a portion of our business outside the United States. Our financial condition and results of operations may be adversely affected if global markets in which our company-owned and franchise stores compete are affected by changes in political, economic or other factors. These factors, over which neither we nor our franchisees have control, may include:

•  recessionary or expansive trends in international markets;

•  changing labor conditions and difficulties in staffing and managing our foreign operations;

•  increases in the taxes we pay and other changes in applicable tax laws;

•  legal and regulatory changes and the burdens and costs of our compliance with a variety of foreign laws;

•  changes in inflation rates;

•  changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds;

•  difficulty in collecting our royalties and longer payment cycles;

•  expropriation of private enterprises;

•  political and economic instability; and

•  other external factors.

Fluctuations in the value of the U.S. dollar in relation to other currencies may lead to lower revenues and earnings.

Exchange rate fluctuations could have an adverse effect on our results of operations. Approximately 5.6% of our revenues in 2001, 6.4% in 2002, 7.2% in 2003 and 7.9% in the fiscal quarter ended March 21, 2004 were derived from our international segment, a majority of which were denominated in foreign currencies. Sales made by our stores outside the United States are denominated in the currency of the country in which the store is located, and this currency could become less valuable prior to conversion to U.S. dollars as a result of exchange rate fluctuations. Unfavorable currency fluctuations could lead to increased prices to customers outside the United States or lower profitability to our franchisees outside the United States, or could result in lower revenues for us, on a U.S. dollar basis, from such customers and franchisees.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.

We depend in large part on our brand and branded products and believe that they are very important to our business. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar intellectual property rights to protect our brand and branded products. The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We have registered certain trademarks and have other trademark registrations pending in the United States and foreign jurisdictions. Not all of the trademarks that we currently use have been registered in all of the countries in which we do business, and they may never be registered in all of these countries. We may not be able to adequately protect our trademarks, and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition. All of the steps we have taken to protect our intellectual property in the United States and in foreign countries may not be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Further, through acquisitions of third parties, we may acquire brands and related trademarks that are subject to the same risks as the brands and trademarks we currently own.

We may from time to time be required to institute litigation to enforce our trademarks or other intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and prospects regardless of whether we are able to successfully enforce our rights.

Our earnings and business growth strategy depends on the success of our franchisees, and we may be harmed by actions taken by our franchisees that are outside of our control.

A significant portion of our earnings comes from royalties generated by our franchise stores. Franchisees are independent operators, and their employees are not our employees. We provide limited training and support to franchisees, but the quality of franchise store operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. If they do not, our image and reputation may suffer, and revenues could decline. While we try to ensure that our franchisees maintain the quality of our brand and branded products, our franchisees may take actions that adversely affect the value of our intellectual property or reputation. As of March 21, 2004, we had 1,297 domestic franchisees operating over 4,300 domestic stores. Four of these franchisees each operate over 50 domestic stores, including our largest domestic franchisee who operates 158 stores, and the average franchisee operates three stores. In addition, our international master franchisees are generally responsible for the development of significantly more stores than our domestic franchisees. As a result, our international operations are more closely tied to the success of a smaller number of franchisees than our domestic operations. Our largest international master franchisee operates 503 stores, which accounts for approximately 20% of our total international store count. Our domestic and international franchisees may not operate their franchises successfully. If one or more of our key franchisees were to become insolvent or otherwise were unable or unwilling to pay us our royalties, our business and results of operations would be adversely affected.

We are subject to extensive government regulation, and our failure to comply with existing or increased regulations could adversely affect our business and operating results.

We are subject to numerous federal, state, local and foreign laws and regulations, including those relating to:

•  the preparation and sale of food;

•  building and zoning requirements;

•  environmental protection;

•  minimum wage, overtime and other labor requirements;

•  compliance with the Americans with Disabilities Act; and

•  working and safety conditions.

We may become subject to legislation or regulation seeking to tax and/or regulate high-fat foods. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions. In addition, our capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any of these laws or regulations.

We are also subject to a Federal Trade Commission rule and to various state and foreign laws that govern the offer and sale of franchises. Additionally, these laws regulate various aspects of the franchise relationship, including terminations and the refusal to renew franchises. The failure to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales, fines or other penalties or require us to make offers of rescission or restitution, any of which could adversely affect our business and operating results.

Our current insurance coverage may not be adequate, and insurance premiums for such coverage may increase and we may not be able to obtain insurance at acceptable rates, or at all.

We are partially self-insured for workers’ compensation, general liability and owned and non-owned automobile liabilities. We are generally responsible for up to $1.0 million per occurrence under these retention programs for workers’ compensation and general liability. We are also generally responsible for between $500,000 and $3.0 million per occurrence under these retention programs for owned and non-owned automobile liabilities. Total insurance limits under these retention programs vary depending upon the period covered and range up to $108.0 million per occurrence for general liability and owned and non-owned automobile liabilities and up to the applicable statutory limits for workers’ compensation. These insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, in the future our insurance premiums may increase and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any such inadequacy of, or inability to obtain, insurance coverage could have a material adverse effect on our business, financial condition and results of operations. We are not required to, and do not, specifically set aside funds for our self-insurance programs.

Our annual and quarterly financial results are subject to significant fluctuations depending on various factors, many of which are beyond our control, and if we fail to meet the expectations of securities analysts or investors, our share price may decline significantly.

Our sales and operating results can vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include:

•  variations in the timing and volume of our sales and our franchisees’ sales;

•  the timing of expenditures in anticipation of future sales;

•  sales promotions by us and our competitors;

•  changes in competitive and economic conditions generally;

•  changes in the cost or availability of our ingredients or labor; and

•  foreign currency exposure.

As a result, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our products. We anticipate that fluctuations in operating results will continue in the future.

Risks relating to this offering

Our current principal stockholders will continue to have significant influence over us after this offering, and they could delay, deter or prevent a change of control or other business combination or otherwise cause us to take action with which you may disagree.

Upon the closing of this offering, investment funds affiliated with Bain Capital, LLC will together beneficially own approximately 44% of our outstanding common stock. In addition, two of our directors following this offering will be representatives of investment funds affiliated with Bain Capital, LLC. As a result, these investment funds affiliated with Bain Capital, LLC will have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

Our common stock has no prior public market, and our stock price may decline after this offering.

Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop or be sustained after this offering. The initial public offering price for our common stock will be determined by negotiations between the representatives of the underwriters and us. The initial public offering price may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and the price of our common stock available in the public market may not reflect our actual financial performance. The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

•  variations in our operating results;

•  changes in revenues or earnings estimates or publication of research reports by analysts;

•  speculation in the press or investment community;

•  strategic actions by us or our competitors, such as sales promotions, acquisitions or restructurings;

•  actions by institutional and other stockholders;

•  changes in our dividend policy;

•  changes in the market values of public companies that operate in our business segments;

•  general market conditions; and

•  domestic and international economic factors unrelated to our performance.

The stock markets in general have recently experienced volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In particular, you may not be able to resell your shares at or above the initial public offering price.

Shares eligible for public sale after this offering could adversely affect our stock price.

Sales of our common stock by existing investors may begin shortly after the closing of this offering, which could cause our stock price to decline. Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. The shares of our common stock outstanding prior to this offering will be eligible for sale in the public market at various times in the future. We, all of our officers and directors and holders of substantially all of our common stock have agreed, subject to limited exceptions, not to sell any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. Upon expiration of the lock-up period described above, up to approximately 12,769,643 additional shares of common stock may be eligible for sale in the public market without restriction, and up to approximately 28,890,373 shares of common stock held by affiliates may become eligible for sale, subject to the restrictions under Rule 144. In addition, some of our existing stockholders have the right to require us to register their shares.

Because we have a negative net tangible book value prior to this offering, the initial public offering price will be significantly higher than the book value attributable to our common stock, and you will experience immediate and substantial dilution in the book value of your investment.

The initial public offering price per share will significantly exceed our net tangible book value deficiency per share. Investors purchasing shares in this offering will suffer immediate and substantial dilution of $26.10 per share. As a result, your share of our net tangible book value deficiency immediately following this offering will be less than the price that you paid for our common stock in this offering. Consequently, unless we are able to increase our net tangible book value per share through income from operations or otherwise, upon a liquidation of our company at net tangible book value, you would receive less than the price that you paid for our common stock in this offering while our existing stockholders may receive more than the price that they paid for their shares of our common stock.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Following the closing of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

Participants in our directed share program must hold their shares for a minimum of 90 days following the date of the final prospectus related to this offering and accordingly will be subject to market risks not imposed on other investors in the offering.

At our request, the underwriters have reserved up to 800,000 shares of the common stock offered hereby for sale to our employees and franchisees. As a condition to the purchase of these shares, the purchasers will be required to agree that they will not, subject to exceptions, offer, sell, contract to sell or otherwise dispose of or hedge any such shares for a period of 90 days after the date of the final prospectus relating to this offering. As a result of such restriction, such purchasers may face risks not faced by other investors who have the right to sell their shares at any time following the offering. These risks include the market risk of holding our shares during the period that such restrictions are in effect.

Special note regarding forward-looking statements

The matters discussed in this prospectus that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will be,” “will continue,” “will likely result,” “would” and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information.

We believe that it is important to communicate our future expectations to our investors. However, there are events in the future that we are not able to accurately predict or control. The factors listed under “Risk factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward looking statements as a result of various factors, including, but not limited to, those described above under the heading “Risk factors,” which include, but are not limited to, the following:

•  Our ability to maintain good relationships with our franchisees;

•  Our ability to successfully implement cost-saving strategies;

•  Increases in our operating costs, including cheese, fuel and other commodity costs and the minimum wage;

•  Our ability to compete domestically and internationally in our intensely competitive industry;

•  Our ability to retain or replace our executive officers and other key members of management and our ability to adequately staff our stores and distribution centers with qualified personnel;

•  Our ability to pay principal and interest on our substantial debt;

•  Our ability to borrow in the future;

•  Our ability to find and/or retain suitable real estate for our stores and distribution centers;

•  Adverse legislation or regulation;

•  Adverse legal judgments or settlements;

•  Our ability to pay dividends;

•  Changes in consumer taste, demographic trends and traffic patterns;

•  Our ability to sustain or increase historical revenues and profit margins;

•  Continuation of certain trends and general economic conditions in the industry; and

•  Adequacy of insurance coverage.

Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations and financial position. You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

Forward-looking statements speak only as of the date of this prospectus. Except as required under federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

The reclassification

In connection with this offering, on May 11, 2004, TISM, Inc., the then parent company of the Domino’s Pizza business, reincorporated in Delaware through a merger into Domino’s Pizza, Inc., its then wholly-owned subsidiary. The merger effected a two-for-three reverse split of each class of common stock and reclassified TISM, Inc.’s Class A common stock into Domino’s Pizza, Inc.’s common stock and non-voting common stock. As part of the merger, all outstanding options to purchase shares of TISM, Inc.’s Class A common stock became options to purchase shares of Domino’s Pizza, Inc.’s non-voting common stock, and all outstanding options to purchase shares of TISM, Inc.’s Class L common stock became options to purchase shares of Domino’s Pizza, Inc.’s Class L common stock. Immediately prior to this offering, we had two classes of common stock outstanding, common stock and Class L common stock. Our common stock was further divided into two series, voting common stock and non-voting common stock, identical in all respects, except that the non-voting common stock was non-voting and was convertible upon transfer on a share-for-share basis into voting common stock. The Class L common stock was identical to the common stock, except that the Class L common stock was non-voting and was convertible into shares of our voting common stock as described below, and each share of Class L common stock was entitled to a preferential payment upon any distribution by us to holders of our capital stock (whether by dividend, liquidating distribution or otherwise) equal to the base amount for such share ($71.75) plus an amount which accrued from June 25, 2003, the date of TISM, Inc.’s 2003 recapitalization, at a rate of 12.0% per annum, compounded quarterly. After payment of this preference amount, each share of common stock and Class L common stock shared equally in all distributions by us to holders of our common stock.

Immediately prior to this offering, we converted each outstanding share of Class L common stock into one share of common stock plus an additional number of shares of common stock determined by dividing the Class L preference amount, currently estimated to be $80.92, by the initial public offering price of a share of our common stock in this offering net of the estimated underwriting discount and a pro rata portion, based upon the number of shares being sold in this offering, of the estimated offering-related expenses incurred by us, currently estimated to be $14.78 based on the midpoint of the range set forth on the cover page of this prospectus.

References to the “reclassification” throughout this prospectus refer to the reincorporation in Delaware, the two-for-three reverse stock split, the reclassification of TISM, Inc.’s Class A common stock into Domino’s Pizza, Inc.’s common stock and non-voting common stock and the conversion of our Class L common stock into our common stock.

Following the reclassification, all of our outstanding capital stock will be voting common stock except for shares held by an affiliate of J.P. Morgan Securities Inc., one of the underwriters of this offering. In addition, shares of common stock issuable upon the exercise of options granted prior to this offering will be non-voting. All such shares, including those held by the affiliate of J.P. Morgan Securities Inc., will be convertible into shares of our voting common stock upon transfer to a non-affiliate of the holder or otherwise in a brokerage transaction. Following this offering, we do not expect to issue any additional shares of non-voting common stock, except upon the exercise of options granted prior to this offering.

Assuming an initial public offering price of $16.00 per share, which is the midpoint of the range set forth on the front cover of this prospectus, 56,101,399 shares of common stock (including 7,080,444 shares of non-voting common stock) will be outstanding immediately after the reclassification but before this offering. The actual number of shares of common stock that will be issued as a result of the reclassification is subject to change based on the actual initial public offering price and the closing date of this offering. See “Description of capital stock, certificate of incorporation and by-laws.”

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $136.7 million. We will not receive any of the net proceeds from the sale of shares of common stock by the selling stockholders, which are estimated to be approximately $218.9 million, or $272.7 million if the underwriters’ over-allotment option is exercised in full. See “Principal and selling stockholders.”

We intend to use the net proceeds to us from this offering to redeem approximately $125.5 million aggregate principal amount of Domino’s, Inc.’s 8¼% senior subordinated notes and accrued interest of approximately $2.4 million. Pending such use, we will invest such proceeds in short-term, investment-grade securities. In addition, in connection with this or at the time of offering, we intend to:

•	use approximately $16.8 million of general funds to prepay in full contingent notes held by our former majority stockholder and his spouse;

•	pay $10.0 million out of general funds to Bain Capital Partners VI, L.P., an affiliate of our principal stockholder, in connection with the termination of its management agreement with us;

•	pay $500,000 out of general funds to each of Messrs. Silverman and Soignet, two of our executive officers, under the terms of our senior executive deferred bonus plan, which payments are required as a result of this offering; and

•	pay approximately $317,000 out of general funds to each of Messrs. Silverman and Soignet, two of our executive officers, for the repurchase of their outstanding options to purchase shares of our Class L common stock.

Domino’s, Inc.’s 8 1/4% senior subordinated notes were issued in the aggregate principal amount at maturity of $403.0 million in connection with our 2003 recapitalization and mature on July 1, 2011. These notes bear interest at the rate of 8 1/4% per annum. Under the terms of the indenture relating to the notes, we may use the net proceeds from this offering to redeem up to 40% of the outstanding notes at a price equal to 108.25% of the principal amount thereof plus accrued and unpaid interest.

Dividend policy

On June 25, 2003, we paid a cash dividend of $188.3 million on the outstanding shares of our common stock. At the same time, we paid a special bonus, referred to as a compensatory make-whole payment, of $12.6 million to our option holders. This compensatory make-whole payment was recorded as compensation expense during the third quarter of 2003.

Our board of directors currently intends to pay regular quarterly dividends on our common stock at an initial annual rate of $0.26 per share. The first dividend is expected to be paid during the fourth quarter of 2004. The declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our net earnings, financial condition, cash requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors. In particular, after this offering, subject to our being in compliance with its terms, our senior secured credit facility permits us to pay dividends to our stockholders up to a maximum of $35.0 million in any fiscal year. In addition, provisions of the Domino’s, Inc. senior subordinated notes restrict Domino’s, Inc. from making payments to us, subject to various exceptions, including to the extent of 50% of Domino’s, Inc’s. cumulative consolidated net income from December 29, 2002 plus 100% of cash proceeds received from sales of specified equity securities.

Capitalization

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 21, 2004:

•  on an actual basis; and

•  on an as adjusted basis to reflect:

(1) the reclassification as if it had occurred on March 21, 2004;

(2) this offering and the application of the net proceeds to us therefrom as described in “Use of proceeds;”

(3) the use of approximately $16.8 million of general funds to prepay in full contingent notes held by our former majority stockholder and his spouse;

(4) the payment of $10.0 million ($6.2 million after-tax) out of general funds to Bain Capital Partners VI, L.P., an affiliate of our principal stockholder, in connection with the termination of its management agreement with us;

(5) the payment of $500,000 out of general funds to each of Messrs. Silverman and Soignet, two of our executive officers, under the terms of our senior executive deferred bonus plan, which payments are required as a result of this offering;

(6) the payment of approximately $317,000 out of general funds to each of Messrs. Silverman and Soignet, two of our executive officers, for the repurchase of their outstanding options to purchase shares of our Class L common stock; and

(7) the receipt by us of proceeds of approximately $247,000 from the exercise of employee options in connection with the offering.

As of March 21, 2004 (in thousands, except share and per share amounts)	Actual	As adjusted
Cash and cash equivalents	$36,732	$7,000

Long-term debt, including current portion of $0.3 million:
Revolving credit facility	$—	$—
Term loans	531,013	531,013
8 1/4% senior subordinated notes due 2011	404,861	280,161
Capital lease obligation	6,098	6,098
Other long-term debt	349	349

Total long-term debt	942,321	817,621
Stockholders’ deficit:
Preferred stock, $0.01 par value, no shares authorized or issued and outstanding on an actual basis; 5,000,000 shares authorized and no shares issued and outstanding on an as adjusted basis	—	—
Class L common stock, $0.01 par value, 5,000,000 shares authorized and 3,613,959 shares issued and outstanding on an actual basis; no shares authorized, issued and outstanding on an as adjusted basis	36	—
Common stock, $0.01 par value, 85,000,000 shares authorized and 32,701,162 shares issued and outstanding on an actual basis; 170,000,000 shares authorized and 65,722,516 shares issued and outstanding on an as adjusted basis	327	657
Additional paid-in capital	181,951	317,995
Retained deficit(1)	(881,824)	(914,103)
Accumulated other comprehensive income	103	103

Total stockholders’ deficit	(699,407)	(595,348)

Total capitalization	$242,914	$222,273
(1)	In connection with the redemption of a portion of Domino’s, Inc.’s 8 1/4% senior subordinated notes with the net proceeds to us from the offering, retained deficit will be increased to reflect a non-recurring charge of approximately $10.4 million ($6.4 million after-tax) relating to the redemption at a premium to their principal amount of approximately $125.5 million principal amount of the senior subordinated notes, a non-recurring charge of approximately $0.8 million ($0.5 million after-tax) relating to the elimination of discount on the notes redeemed and the elimination of approximately $3.7 million ($2.3 million after-tax) of deferred financing costs associated with the notes being redeemed.

Dilution

Our net tangible book value deficiency as of March 21, 2004 was $772.0 million, or $13.76 per share of common stock pro forma for our reclassification. Pro forma net tangible book value deficiency per share is determined by dividing our tangible stockholders’ deficit, which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding, assuming that the reclassification had taken place on March 21, 2004. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book value deficiency per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value deficiency per share of our common stock immediately afterwards. After giving effect to our sale of shares of common stock in this offering and the effect on stockholders’ deficit of the transactions, our pro forma as adjusted net tangible book value deficiency at March 21, 2004 would have been $664.2 million, or $10.10 per share. This represents an immediate reduction in net tangible book value deficiency of $3.66 per share to our existing stockholders and an immediate dilution of $26.10 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share of common stock		$16.00
Pro forma net tangible book value deficiency per share as of March 21, 2004	$(13.76)
Reduction in deficiency per share attributable to new investors	3.66

Pro forma net tangible book value deficiency per share after the offering		(10.10)

Dilution per share to new investors		$(26.10)

The following table summarizes, as of March 21, 2004, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares purchased(1)		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	56,347,516	85.7%	$244,442,932	62.0%	$4.34

New investors	9,375,000	14.3	150,000,000	38.0	16.00
Total	65,722,516	100.0%	$394,442,932	100.0%
(1)	The number of shares disclosed for the existing stockholders includes 14,687,500 shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include those shares.

To the extent any outstanding options are exercised or any additional options are granted and exercised, there may be economic dilution to new investors.

Selected consolidated financial data

The selected consolidated financial data set forth below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of the end of each fiscal year presented below, and the selected consolidated income statement data for each of the years then ended, other than the pro forma data, have been derived from our audited consolidated financial statements included elsewhere herein. The selected consolidated balance sheet data as of the end of each fiscal quarter presented below, and the selected consolidated income statement data for the periods then ended, other than the pro forma data, have been derived from our unaudited consolidated financial statements included elsewhere herein. The historical per share data has been adjusted to reflect the two-for-three reverse stock split effected as part of our reclassification. The historical data are not necessarily indicative of results to be expected for any future period.

	Fiscal year ended					Fiscal quarter ended
(dollars in millions, except per share data)	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002	December 28, 2003(6)	March 23, 2003	March 21, 2004
Income statement data:
Revenues:
Domestic company-owned stores	$378.1	$378.0	$362.2	$376.5	$375.4	$89.9	$88.0
Domestic franchise	116.7	120.6	134.2	140.7	144.5	34.4	34.6

Domestic stores	494.8	498.6	496.4	517.2	519.9	124.3	122.6
Domestic distribution	603.4	604.1	691.9	676.0	717.1	167.4	170.9
International	58.4	63.4	70.0	81.8	96.4	20.5	25.3

Total revenues	1,156.6	1,166.1	1,258.3	1,275.0	1,333.3	312.3	318.8

Cost of sales	854.2	862.2	937.9	939.0	992.1	231.8	237.6
General and administrative expense(1)	219.3	191.6	193.3	178.2	181.8	37.5	37.6
Restructuring expense(2)	7.6	—	—	—	—	—	—

Income from operations	75.6	112.4	127.1	157.8	159.5	43.0	43.5

Interest expense, net	73.1	71.7	66.6	59.8	74.3	12.2	13.9
Other	—	(0.9)	0.2	1.8	22.7	1.7	—

Income before provision for income taxes	2.6	41.5	60.3	96.2	62.4	29.0	29.6
Provision for income taxes	0.4	16.2	23.5	35.7	23.4	10.7	11.2

Net income	$2.1	$25.3	$36.8	$60.5	$39.0	$18.3	$18.4

Net income (loss) available to common stockholders	$(11.0)	$10.8	$20.7	$43.0	$(4.0)	$13.8	$18.4

Allocation of net income (loss) available to common stockholders:
Class L	$28.1	$31.7	$35.6	$39.8	$37.1	$9.9	$9.0
Common stock	(39.1)	(20.9)	(14.8)	3.2	(41.1)	3.9	9.4
Net income (loss) available to common stockholders per share:
Class L—basic	$7.63	$8.59	$9.67	$10.97	$10.26	$2.74	$2.49
Class L—diluted	7.63	8.58	9.65	10.96	10.25	2.74	2.49
Common stock—basic	$(1.17)	$(0.62)	$(0.45)	$0.10	$(1.26)	$0.12	$0.29
Common stock—diluted	(1.17)	(0.62)	(0.45)	0.09	(1.26)	0.11	0.26
Weighted average shares of common stock outstanding:
Class L—basic	3,684,304	3,692,103	3,678,474	3,622,930	3,614,629	3,614,870	3,614,007
Class L—diluted	3,686,830	3,695,723	3,682,463	3,628,126	3,618,258	3,620,365	3,617,180
Common stock—basic	33,291,638	33,449,684	33,239,761	32,767,099	32,707,435	32,709,603	32,701,476
Common stock—diluted	33,291,638	33,449,684	33,239,761	35,623,365	32,707,435	35,938,491	36,091,737
Pro forma income statement data(3):
Pro forma net income					$47.2		$20.3
Pro forma net income available to common stockholders					$4.2		$20.3
Pro forma net income per share:
Basic					$0.06		$0.31
Diluted					$0.06		$0.29
Pro forma weighted average shares outstanding:
Basic					65,374,537		64,592,498
Diluted					69,762,147		68,981,530

	Fiscal year ended					Fiscal quarter ended
(dollars in millions)	January 2, 2000	December 31, 2000	December 30, 2001	December 29, 2002	December 28, 2003(6)	March 23, 2003	March 21, 2004
Income from operations by segment:
Domestic stores	$116.4	$109.7	$114.3	$126.7	$127.1	$31.6	$31.8
Domestic distribution	24.7	30.1	38.1	43.2	45.9	11.9	10.9
International	10.7	14.4	15.2	25.1	28.1	5.7	7.5
Corporate and other	(76.2)	(41.9)	(40.4)	(37.2)	(41.7)	(6.3)	(6.7)

Consolidated income from operations	$75.6	$112.4	$127.1	$157.8	$159.5	$43.0	$43.5

Balance sheet data (at end of period):
Cash and cash equivalents	$35.9	$39.9	$55.2	$22.6	$42.9	$30.4	$36.7
Working capital (deficit)	(4.2)	(11.2)	(24.6)	(10.2)	(1.3)	(6.1)	23.4
Total assets	386.8	384.4	402.7	422.7	448.6	396.9	425.1
Total long-term debt, less current portion	696.1	664.6	611.5	599.2	941.2	577.8	942.0
Total debt	717.6	686.1	654.7	602.0	959.7	581.5	942.3
Cumulative preferred stock	99.0	99.5	99.2	98.0	—	98.2	—
Total stockholders’ deficit	(576.4)	(552.8)	(523.9)	(473.4)	(718.0)	(454.1)	(699.4)

Other financial data:
Capital expenditures	$27.9	$37.9	$40.6	$53.9	$29.2	$5.2	$6.8

Same store sales growth(4):
Domestic company-owned stores	1.7%	(0.9)%	7.3%	0.0%	(1.7)%	(5.6)%	(1.6)%
Domestic franchise stores	2.9%	0.1%	3.6%	3.0%	1.7%	(0.4)%	(0.8)%

Domestic stores	2.8%	0.0%	4.0%	2.6%	1.3%	(1.1)%	(0.9)%

International stores	3.6%	3.7%	6.4%	4.1%	4.0%	4.4%	6.4%

Store counts (at end of period):
Domestic company-owned stores	656	626	519	577	577	578	576
Domestic franchise stores(5)	3,973	4,192	4,294	4,271	4,327	4,274	4,344

Domestic stores	4,629	4,818	4,813	4,848	4,904	4,852	4,920
International stores	1,930	2,159	2,259	2,382	2,523	2,401	2,553

Total stores	6,559	6,977	7,072	7,230	7,427	7,253	7,473

(1)	Included in general and administrative expense is amortization expense related to a covenant not-to-compete with our founder and former majority stockholder of approximately $32.5 million, $10.9 million and $5.3 million in 1999, 2000 and 2001, respectively.
(2)	In 1999, we recognized $7.6 million in restructuring charges comprised primarily of staff reduction costs.
(3)	The pro forma income statement data give effect to: (i) the reclassification of our Class A common stock and Class L common stock into our common stock; (ii) the issuance by us of 9,375,000 shares of common stock in this offering and the application of the net proceeds therefrom to redeem $125.5 million aggregate principal amount of Domino’s, Inc.’s outstanding 8¼% senior subordinated notes, resulting in a reduction of annual interest expense of approximately $11.0 million ($6.9 million after-tax); and (iii) the termination of our management agreement with Bain Capital Partners VI, L.P., an affiliate of our principal stockholder, resulting in the elimination of annual expenses of $2.0 million ($1.3 million after-tax).
(4)	Same store sales growth is calculated on a weekly basis including only sales from stores that also had sales in the same week of the prior year but excluding sales from certain seasonal locations such as stadiums and concert arenas. International same store sales growth is calculated similarly to domestic same store sales growth, on a constant dollar basis. Changes in international same store sales on a constant dollar basis reflect changes in international local currency sales.
(5)	Includes a 51 store reduction as a result of our revised definition of a store in 2001. During 2001, we revised our store definition and excluded from our total store count any retail location that was open less than 52 weeks and had annual sales of less than $100,000 from our total store count. Although these units are no longer included in our store counts, revenues and profits generated from these units are recognized in our operating results. The 1999 and 2000 store count information has not been adjusted to reflect this change in store count methodology.
(6)	In connection with our recapitalization in 2003, Domino’s, Inc. issued and sold $403.0 million aggregate principal amount at maturity of senior subordinated notes at a discount resulting in gross proceeds of $400.1 million and borrowed $610.0 million in term loans. We used the proceeds from the senior subordinated notes, borrowings from the term loans and cash from operations to retire $206.7 million principal amount of the then outstanding senior subordinated notes plus accrued interest and bond tender fees for $236.9 million, repay all amounts outstanding under the previous senior credit facility, redeem all of our outstanding preferred stock for $200.5 million and pay a dividend on our outstanding common stock of $188.3 million. Additionally, we expensed $16.4 million of related general and administrative expenses, primarily comprised of compensation expenses, wrote-off $15.6 million of deferred financing costs to interest expense and expensed $20.4 million of bond tender fees in other expense. Total recapitalization related expenses were $52.4 million (pre-tax). We also recorded a $20.4 million deferred financing cost asset.

Management’s discussion and analysis of

financial condition and results of operations

The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk factors,” “Special note regarding forward-looking statements” and elsewhere in this prospectus.

Overview

We are the number one pizza delivery company in the United States with a 19.8% share based on reported consumer spending. We also have a leading international presence. We operate through a network of 595 company-owned stores, substantially all of which are in the United States, 4,367 franchise stores located in all 50 states and 2,511 franchise stores located in more than 50 other countries. In addition, we operate 18 regional dough manufacturing and distribution centers in the contiguous United States as well as eight dough manufacturing and distribution centers outside the contiguous United States.

Our financial results are driven largely by changes in retail sales at our company-owned and franchise stores. Changes in retail sales are driven by changes in same store sales and store counts. We monitor both of these metrics very closely, as they directly impact our revenues and profits, and strive to consistently increase the related amounts. Retail sales drive company-owned store revenues, royalty payments from franchisees and distribution revenues. Retail sales are primarily impacted by the strength of the Domino’s Pizza® brand, the success of our marketing promotions and our ability to execute our store operating model and other business strategies.

We earn a significant portion of our income from our franchisees through royalty payments and distribution earnings as well as earnings from our company-owned stores. We believe that the investment performance of our stores to their owners, which we refer to as store economics, benefits from the relatively small investment required to own and operate a Domino’s pizza store. We believe these favorable investment requirements, coupled with a strong brand message supported by significant advertising spending, as well as high-quality and focused menu offerings, drive store economics, which, in turn, drive same store sales growth and demand for new stores. We pay particular attention to the store economics of both our company-owned and franchise stores.

We are highly leveraged as the result of recapitalizations in 1998 and 2003. Since 1998, a large portion of our cash flows provided from operations has been used to make principal and interest payments on our indebtedness. We recently amended our senior secured credit facility to provide for reduced principal payments in the earlier years of the credit facility, exclusive of excess cash flow sweep provisions as more fully described in the “Liquidity and capital resources” section included in this “Management’s discussion and analysis of financial condition and results of operations” section. Domino’s, Inc.’s senior subordinated notes require no principal payments until maturity in 2011. As of March 21, 2004, we had $942.3 million of long-term debt outstanding.

We devote significant attention to our brand-building efforts, which is evident in our estimated $1.2 billion of domestic advertising spending over the past five years and our frequent designation as a MegaBrand by Advertising Age. We plan on continuing to build our brand by satisfying customers worldwide with our pizza delivery offerings and by continuing to invest significant amounts in the advertising and marketing of the Domino’s Pizza® brand.

Our revenues have increased over the past three years as a result of higher store counts and increases in same store sales. Worldwide store counts have increased from 6,977 at the beginning of 2001 to 7,473 at the end of the first quarter of 2004. This growth in store counts can be attributed to the growing global acceptance of our brand and our pizza delivery concept as well as the economics inherent in our system which attracts new franchisees and encourages existing franchisees to grow their business. Domestic same store sales increased 4.0%, 2.6% and 1.3% in 2001, 2002 and 2003, respectively, and declined 0.9% in the first quarter of 2004. During 2001 and into the first half of 2002, domestic same store sales were aided by the successful introduction of several new products. During the second half of 2002 and into the first half of 2003, we experienced a slowdown in domestic same store sales as a result of an overall softness in the economy as well as the fact that we experienced strong results in the prior period. During the last half of 2003, domestic same store sales results were strong in large part due to the introduction of our Philly Cheese Steak Pizza.

Income from operations has increased from $127.1 million in 2001 to $159.5 million in 2003 and was up slightly for the first quarter of 2004 from the first quarter of 2003. This significant growth in income from operations was primarily the result of increases in store counts and same store sales, related profits from distribution center operations and the positive effect of lowering our general and administrative costs as a percentage of consolidated revenues due to management’s continued focus on controlling overhead costs.

Net income increased from $36.8 million in 2001 to $39.0 million in 2003 and was up slightly for the first quarter of 2004 from the first quarter of 2003. The 2003 net income amount included approximately $52.4 million of pre-tax expenses relating to the completion of our recapitalization.

Critical accounting policies and estimates

The following discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, our management evaluates its estimates, including those related to revenue recognition, allowance for uncollectible receivables, long-lived and intangible assets, insurance and legal matters and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. Changes in our estimates could materially impact our results of operations and financial condition for any particular period. We believe that our most critical accounting policies are:

Revenue recognition. We earn revenues through our network of domestic company-owned and franchise stores, dough manufacturing and distribution centers and international operations. Retail sales from company-owned stores and royalty revenues resulting from the retail sales from franchise stores are recognized as revenues when the items are delivered to or carried out by customers. Sales of food from our distribution centers are recognized as revenues upon delivery of the food to franchisees while sales of equipment and supplies from our distribution centers are generally recognized as revenues upon shipment of the related products to franchisees.

Allowance for uncollectible receivables. We closely monitor our accounts and notes receivable balances and provide allowances for uncollectible amounts as a result of our reviews. These estimates are based on, among other factors, historical collection experience and a review of our receivables by aging category. Additionally, we may also provide allowances for uncollectible receivables based on specific customer collection issues that we have identified. While write-offs of bad debts have historically been within our expectations and the provisions established, management cannot guarantee that future write-offs will not exceed historical rates. Specifically, if the financial condition of our franchisees were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.

Long-lived and intangible assets. We record long-lived assets, including property, plant and equipment and capitalized software, at cost. For acquisitions of franchise operations, we estimate the fair values of the assets and liabilities acquired based on physical inspection of assets, historical experience and other information available to us regarding the acquisition. We depreciate and amortize long-lived assets using useful lives determined by us based on historical experience and other information available to us, including industry practice. We review long-lived assets for impairment when events or circumstances indicate that the related amounts might be impaired. We perform related impairment tests on a market level basis for company-owned stores. At December 28, 2003, we determined that our long-lived assets were not impaired. However, if our future operating performance were to deteriorate, we may be required to recognize an impairment charge.

We evaluate goodwill for impairment on an annual basis by comparing the fair value of our reporting units to their carrying values. A significant portion of our goodwill relates to acquisitions of domestic franchise stores and is included in our domestic stores segment. At December 28, 2003, the fair value of our company-owned stores exceeded its recorded carrying value, including the related goodwill. However, if the future performance of our domestic company-owned stores were to deteriorate, we may be required to recognize a goodwill impairment charge.

Insurance and legal matters. We are a party to lawsuits and legal proceedings arising in the ordinary course of business. Management closely monitors these legal matters and estimates the probable costs for the resolution of such matters. These estimates are primarily determined by consulting with both internal and external parties handling the matters and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. If our estimates relating to legal matters proved inaccurate for any reason, we may be required to increase or decrease the related expense in future periods.

For certain periods prior to December 1998 and for periods after December 2001 we maintain insurance coverage for workers’ compensation, general liability and owned and non-owned auto liability under insurance policies requiring payment of a deductible for each occurrence up to between $500,000 and $3.0 million, depending on the policy year and line of coverage. The related insurance reserves are determined using actuarial estimates, which are based on historical information along with assumptions about future events. Changes in assumptions for such factors as medical costs and legal actions, as well as changes in actual experience, could cause these estimates to change in the near term which could result in an increase or decrease in the related expense in future periods.

Income taxes. Our net deferred tax assets assume that we will generate sufficient taxable income in specific tax jurisdictions, based on estimates and assumptions. The amounts relating to taxes recorded on the balance sheet, including tax reserves, also consider the ultimate resolution of revenue agent reviews based on estimates and assumptions. If these estimates and assumptions change in the future, we may be required to adjust our valuation allowance or other tax reserves resulting in additional income tax expense or benefit in future periods.

Same store sales growth

The following is a summary of our same store sales growth for 2001, 2002, 2003 and the quarters ended March 23, 2003 and March 21, 2004:

	Fiscal year			Fiscal quarter ended
	2001	2002	2003	March 23, 2003	March 21, 2004
Domestic company-owned stores	7.3%	0.0%	(1.7)%	(5.6)%	(1.6)%
Domestic franchise stores	3.6%	3.0%	1.7%	(0.4)%	(0.8)%

Domestic stores	4.0%	2.6%	1.3%	(1.1)%	(0.9)%

International stores	6.4%	4.1%	4.0%	4.4%	6.4%

Store growth activity

The following is a summary of our store growth activity for 2001, 2002, 2003 and the quarter ended March 21, 2004:

	Domestic company-owned stores	Domestic franchise stores		Domestic stores	International stores	Total
Store count at December 31, 2000	626	4,192		4,818	2,159	6,977
Openings	15	183		198	215	413
Closings	(27)	(176	)(1)	(203)	(115)	(318)
Transfers	(95)	95		—	—	—

Store count at December 30, 2001	519	4,294		4,813	2,259	7,072
Openings	5	140		145	220	365
Closings	(16)	(94)		(110)	(97)	(207)
Transfers	69	(69)		—	—	—

Store count at December 29, 2002	577	4,271		4,848	2,382	7,230
Openings	5	127		132	224	356
Closings	(4)	(72)		(76)	(83)	(159)
Transfers	(1)	1		—	—	—

Store count at December 28, 2003	577	4,327		4,904	2,523	7,427
Openings	—	28		28	36	64
Closings	(1)	(11)		(12)	(6)	(18)
Transfers	—	—		—	—	—

Store count at March 21, 2004	576	4,344		4,920	2,553	7,473
(1)	Includes a 51 store reduction as a result of our revised definition of an operating store in 2001. During 2001, we revised our store definition and excluded from our total store count any retail location that was open less than 52 weeks and had annual sales of less than $100,000 from our total store count. Although these units are no longer included in our store counts, revenues and profits generated from these units are recognized in our operating results.

Revenues

We derive our revenues principally from retail sales at company-owned stores, royalty revenues which are derived from retail sales at our franchise stores and sales of food and supplies to franchise stores by our distribution business. The following table sets forth our revenues for 2001, 2002, 2003 and the quarters ended March 23, 2003 and March 21, 2004:

		Fiscal year					Fiscal quarter ended
(dollars in millions)	2001		2002		2003		March 23, 2003		March 21, 2004
Revenues:
Domestic company-owned stores	$362.2	28.8%	$376.5	29.5%	$375.4	28.2%	$89.9	28.8%	$88.0	27.6%
Domestic franchise	134.2	10.7%	140.7	11.1%	144.5	10.8%	34.4	11.0%	34.6	10.9%

Domestic stores	496.4	39.5%	517.2	40.6%	519.9	39.0%	124.3	39.8%	122.6	38.5%
Domestic distribution	691.9	55.0%	676.0	53.0%	717.1	53.8%	167.4	53.6%	170.9	53.6%
International	70.0	5.5%	81.8	6.4%	96.4	7.2%	20.5	6.6%	25.3	7.9%

Total revenues	$1,258.3	100.0%	$1,275.0	100.0%	$1,333.3	100.0%	$312.3	100.0%	$318.8	100.0%

Income statement data

The following tables set forth income statement data expressed in dollars and as a percentage of revenues for 2001, 2002, 2003 and the quarters ended March 23, 2003 and March 21, 2004:

		Fiscal year					Fiscal quarter ended
(dollars in millions)	2001		2002		2003		March 23, 2003		March 21, 2004
Revenues	$1,258.3	100.0%	$1,275.0	100.0%	$1,333.3	100.0%	$312.3	100.0%	$318.8	100.0%
Cost of sales	937.9	74.5%	939.0	73.6%	992.1	74.4%	231.8	74.2%	237.6	74.6%
General and administrative	193.3	15.4%	178.2	14.0%	181.8	13.6%	37.5	12.0%	37.6	11.8%

Income from operations	127.1	10.1%	157.8	12.4%	159.5	12.0%	43.0	13.8%	43.5	13.6%
Interest expense, net	66.6	5.3%	59.8	4.7%	74.3	5.6%	12.2	3.9%	13.9	4.4%
Other	0.2	0.0%	1.8	0.1%	22.7	1.7%	1.7	0.6%	—	—

Income before provision for income taxes	60.3	4.8%	96.2	7.5%	62.4	4.7%	29.0	9.3%	29.6	9.3%
Provision for income taxes	23.5	1.9%	35.7	2.8%	23.4	1.8%	10.7	3.4%	11.2	3.5%

Net income	$36.8	2.9%	$60.5	4.7%	$39.0	2.9%	$18.3	5.8%	$18.4	5.8%

First fiscal quarter of 2004 compared to first fiscal quarter of 2003

(Unaudited; tabular amounts in millions, except percentages)

The 2004 and 2003 first quarters referenced herein represent the twelve-week periods ended March 21, 2004 and March 23, 2003, respectively.

Revenues

Revenues include retail sales by company-owned stores, royalties and fees from domestic and international franchise stores, and sales of food, equipment and supplies by our distribution centers to certain domestic and international franchise stores.

Consolidated revenues increased $6.5 million or 2.1% to $318.8 million in the first quarter of 2004, from $312.3 million in the comparable period in 2003. This increase in revenues was due primarily to increases in international and domestic distribution revenues, offset in part by a decrease in domestic company-owned stores revenues. These results are more fully described below.

Domestic stores. Domestic stores revenues are comprised of revenues from our domestic company-owned store operations and domestic franchise store operations, as summarized in the following table.

Fiscal quarter ended	March 23, 2003		March 21, 2004
Domestic company-owned stores	$89.9	72.3%	$88.0	71.7%
Domestic franchise	34.4	27.7%	34.6	28.3%

Total domestic stores revenues	$124.3	100.0%	$122.6	100.0%

Domestic stores revenues decreased $1.7 million or 1.4% to $122.6 million in the first quarter of 2004, from $124.3 million in the comparable period in 2003. This decrease in revenues was due primarily to a 0.9% decrease in same store sales in the first quarter of 2004, compared to the comparable period in 2003, offset in part by an increase in the average number of domestic franchise stores in operation during 2004. This decrease in domestic stores revenues is more fully described below.

Domestic company-owned stores. Revenues from domestic company-owned store operations decreased $1.9 million or 2.2% to $88.0 million in the first quarter of 2004, from $89.9 million in the comparable period in 2003. This decrease in revenues was due to a 1.6% decrease in same store sales in the first quarter of 2004, compared to the comparable period in 2003. There were 576 and 578 domestic company-owned stores in operation as of March 21, 2004 and March 23, 2003, respectively.

Domestic franchise. Revenues from domestic franchise operations increased $0.2 million or 0.7% to $34.6 million in the first quarter of 2004, from $34.4 million in the comparable period in 2003. This increase in revenues was due primarily to an increase in the average number of domestic franchise stores open during 2004, offset in part by a decrease in same store sales. There were 4,344 and 4,274 domestic franchise stores in operation as of March 21, 2004 and March 23, 2003, respectively. Same store sales for domestic franchise stores decreased 0.8% in the first quarter of 2004, compared to the comparable period in 2003.

Domestic distribution. Revenues from domestic distribution operations increased $3.5 million or 2.0% to $170.9 million in the first quarter of 2004, from $167.4 million in the comparable period in 2003. This increase in revenues was due primarily to an increase in overall food prices, including higher cheese prices, offset in part by lower volumes relating to a decrease in domestic franchise same store sales. The cheese block price per pound averaged $1.34 in the first quarter of 2004, compared to $1.12 in the comparable period in 2003.

International. Revenues from international operations increased $4.8 million or 23.6% to $25.3 million in the first quarter of 2004, from $20.5 million in the comparable period in 2003. This increase in revenues was due primarily to an increase in same store sales, an increase in the average number of international stores open during 2004 and a related increase in revenues from our international distribution operations. On a constant dollar basis, same store sales increased 6.4% in the first quarter of 2004, compared to the comparable period in 2003. On a historical dollar basis, same store sales increased 16.7% in the first quarter of 2004, compared to the comparable period in 2003, reflecting a generally weaker U.S. Dollar in those markets in which we compete. There were 2,553 and 2,401 international stores in operation as of March 21, 2004 and March 23, 2003, respectively.

Cost of sales / Operating margin. Consolidated cost of sales is comprised primarily of company-owned store and domestic distribution costs incurred to generate related revenues. Components of consolidated cost of sales primarily include food, labor and occupancy costs.

The consolidated operating margin, which we define as revenues less cost of sales, increased $0.7 million or 0.8% to $81.1 million in the first quarter of 2004, from $80.4 million in the comparable period in 2003, as summarized in the following table.

Fiscal quarter ended	March 23, 2003		March 21, 2004
Consolidated revenues	$312.3	100.0%	$318.8	100.0%
Consolidated cost of sales	231.8	74.2%	237.6	74.6%

Consolidated operating margin	$80.4	25.8%	$81.1	25.4%

The $0.7 million increase in the consolidated operating margin was due primarily to increases in the operating margins from both our domestic franchise and international operations, offset in part by decreases in the operating margins at both our domestic company-owned stores and domestic distribution operations. Franchise revenues do not have a cost of sales component and, as a result, increases in related franchise revenues have a disproportionate effect on the consolidated operating margin.

As a percentage of total revenues, the consolidated operating margin decreased primarily as a result of increased costs at our domestic distribution operations, offset in part by the aforementioned increases in domestic franchise and international operations margins. Changes in the operating margins at domestic company-owned store operations and domestic distribution operations are more fully described below.

Domestic company-owned stores. The domestic company-owned store operating margin decreased $0.3 million or 1.7% to $17.9 million in the first quarter of 2004, from $18.2 million in the comparable period in 2003, as summarized in the following table.

Fiscal quarter ended	March 23, 2003		March 21, 2004
Revenues	$89.9	100.0%	$88.0	100.0%
Cost of sales	71.8	79.8%	70.1	79.7%

Store operating margin	$18.2	20.2%	$17.9	20.3%

The $0.3 million decrease in the domestic company-owned store operating margin was due primarily to a decrease in same store sales.

As a percentage of store revenues, the store operating margin for the first quarter of 2004 increased 0.1 percentage points to 20.3%, from 20.2% in the comparable period in 2003. As a percentage of store revenues, food costs decreased 0.7 percentage points to 26.3% in the first quarter of 2004, from 27.0% in the comparable period in 2003. This decrease in food costs as a percentage of store revenues was due primarily to a change in product mix per order largely as a result of more aggressive promotions in the first quarter of 2003, offset in part by a market increase in overall food prices, including cheese. Offsetting these favorable food margin improvements were increases in occupancy, labor and health insurance costs.

As a percentage of store revenues, occupancy costs, which include rent, telephone, utilities and depreciation, increased 0.6 percentage points to 11.1% in the first quarter of 2004, from 10.5% in the comparable period in 2003, due primarily to increases in rent and depreciation. As a percentage of store revenues, labor costs increased 0.2 percentage points to 30.8% in the first quarter of 2004, from 30.6% in the comparable period in 2003.

Domestic distribution. The domestic distribution operating margin decreased $2.0 million or 11.0% to $16.7 million in the first quarter of 2004, from $18.7 million in the comparable period in 2003, as summarized in the following table.

Fiscal quarter ended	March 23, 2003		March 21, 2004
Revenues	$167.4	100.0%	$170.9	100.0%
Cost of sales	148.7	88.8%	154.2	90.2%

Distribution operating margin	$18.7	11.2%	$16.7	9.8%

The $2.0 million decrease in the domestic distribution operating margin was due primarily to a decrease in volumes, offset in part by efficiencies in the areas of operations and purchasing.

As a percentage of distribution revenues, the distribution operating margin for the first quarter of 2004 decreased 1.4 percentage points to 9.8%, from 11.2% in the comparable period in 2003. This decrease was due primarily to increased food prices, including cheese, and a decrease in volumes. Increases in certain food prices, including cheese, have a negative effect on the distribution operating margin due to the fixed dollar margin earned by domestic distribution on the sale of certain food items. Had the 2004 food prices been in effect during the first quarter of 2003, the distribution operating margin for the first quarter of 2003 would have been approximately 10.6% of distribution revenues, or 0.6 percentage points lower than the reported 2003 amounts.

General and administrative expenses. General and administrative expenses increased $0.1 million or 0.4% to $37.6 million in the first quarter of 2004, from $37.5 million in the comparable period in 2003. As a percentage of revenues, general and administrative expenses decreased 0.2 percentage points to 11.8% in the first quarter of 2004, from 12.0% in the comparable period in 2003. This decrease in general and administrative expenses as a percentage of revenues was due in part to management’s continued focus on controlling overhead costs.

Interest expense. Interest expense increased $1.7 million or 13.4% to $14.0 million in the first quarter of 2004, from $12.3 million in the comparable period in 2003. This increase in interest expense was due primarily to increased debt levels as a result of our June 2003 recapitalization, offset in part by more favorable interest rates.

Other. Other expense decreased $1.7 million from the first quarter in 2003. This decrease was due to losses incurred in connection with us retiring $20.5 million of Domino’s, Inc.’s senior subordinated notes in the first quarter of 2003.

Provision for income taxes. Provision for income taxes increased $0.5 million to $11.2 million in the first quarter of 2004, from $10.7 million in the comparable period in 2003. The increase in the effective tax rate was due primarily to increases in state tax rates and the impact of losses in certain foreign subsidiaries.

2003 compared to 2002

(tabular amounts in millions, except percentages)

Revenues. Revenues include retail sales by company-owned stores, royalties from domestic and international franchise stores and sales of food, equipment and supplies by our distribution centers to certain domestic and international franchise stores.

Consolidated revenues increased $58.3 million or 4.6% in 2003 to $1.33 billion, from $1.27 billion in 2002. This increase in revenues was due primarily to increases in revenues from domestic distribution operations and international operations. These increases in revenues are more fully described below.

Domestic stores. Domestic stores revenues are comprised of revenues from domestic company-owned store operations and domestic franchise store operations, as summarized in the following table.

	2002		2003
Domestic company-owned stores	$376.5	72.8%	$375.4	72.2%
Domestic franchise	140.7	27.2%	144.5	27.8%

Total domestic stores revenues	$517.2	100.0%	$519.9	100.0%

Domestic stores revenues increased $2.7 million or 0.5% to $519.9 million in 2003, from $517.2 million in 2002. This increase was due primarily to increases in royalty revenues from our franchise stores, offset in part by a decrease in revenues at our company-owned stores. These changes are more fully described below.

Domestic company-owned stores. Revenues from domestic company-owned store operations decreased $1.1 million or 0.3% to $375.4 million in 2003, from $376.5 million in 2002. This decrease was due primarily to a decrease in same store sales. Same store sales for domestic company-owned stores decreased 1.7% in 2003 compared to 2002. There were 577 domestic company-owned stores in operation as of December 29, 2002 and December 28, 2003, respectively.

Domestic franchise. Revenues from domestic franchise operations increased $3.8 million or 2.7% to $144.5 million in 2003, from $140.7 million in 2002. This increase was due primarily to an increase in same store sales and an increase in the average number of domestic franchise stores open during 2003. Same store sales for domestic franchise stores increased 1.7% in 2003 compared to 2002. There were 4,271 and 4,327 domestic franchise stores in operation as of December 29, 2002 and December 28, 2003, respectively.

Domestic distribution. Revenues from domestic distribution operations increased $41.1 million or 6.1% to $717.1 million in 2003, from $676.0 million in 2002. This increase was due primarily to an increase in volumes relating to increases in domestic franchise retail sales and a market increase in overall food prices, primarily cheese.

International. Revenues from international operations increased $14.6 million or 17.9% to $96.4 million in 2003, from $81.8 million in 2002. This increase was due primarily to an increase in same store sales, an increase in the average number of international stores open during 2003 and a related increase in revenues from our international distribution operations. On a constant dollar basis, same store sales increased 4.0% in 2003 compared to 2002. On a historical dollar basis, same store sales increased 8.0% in 2003 compared to 2002, reflecting a generally weaker U.S. dollar in those markets in which we compete. There were 2,382 and 2,523 international stores in operation as of December 29, 2002 and December 28, 2003, respectively.

Cost of sales / Operating margin. Consolidated cost of sales is comprised primarily of company-owned store and domestic distribution costs incurred to generate related revenues. Components of consolidated cost of sales primarily include food, labor and occupancy costs.

The consolidated operating margin, which we define as revenues less cost of sales, increased $5.2 million or 1.6% to $341.2 million in 2003, from $336.0 million in 2002, as summarized in the following table.

	2002		2003
Consolidated revenues	$1,275.0	100.0%	$1,333.3	100.0%
Consolidated cost of sales	939.0	73.6%	992.1	74.4%

Consolidated operating margin	$336.0	26.4%	$341.2	25.6%

The $5.2 million increase in consolidated operating margin was due primarily to increases in the operating margin from both our domestic franchise operations and our international operations, offset in part by a decrease in our domestic company-owned store operating margin. Franchise revenues do not have a cost of sales component and, as a result, increases in related franchise revenues have a disproportionate effect on the consolidated operating margin.

As a percentage of total revenues, our consolidated operating margin decreased primarily as a result of increased costs at our domestic company-owned stores, offset in part by the aforementioned increases in domestic franchise and international operation margins. Changes in the operating margin at our domestic company-owned store operations and our domestic distribution operations are more fully described below.

Domestic company-owned stores. The domestic company-owned store operating margin decreased $8.4 million or 9.9% to $75.8 million in 2003, from $84.2 million in 2002, as summarized in the following table.

	2002		2003
Revenues	$376.5	100.0%	$375.4	100.0%
Cost of sales	292.4	77.6%	299.6	79.8%

Store operating margin	$84.2	22.4%	$75.8	20.2%

The $8.4 million decrease in the domestic company-owned store operating margin is primarily due to increases in food and occupancy costs.

As a percentage of store revenues, food costs increased 1.1 percentage points to 27.3% in 2003, from 26.2% in 2002, due primarily to a market increase in food prices, including cheese. The cheese block price per pound averaged $1.31 in 2003 compared to $1.19 in 2002. As a percentage of store revenues, occupancy costs, which include rent, telephone, utilities and other related costs, including depreciation and amortization, increased 0.9 percentage points to 11.2% in 2003, from 10.3% in 2002. This increase in occupancy costs was due primarily to an increase in depreciation as a result of recent investments in our stores including the implementation of a new point-of-sale system. As a percentage of store revenues, labor costs remained relatively flat, decreasing 0.1 percentage points to 30.1% in 2003, from 30.2% in 2002.

Domestic distribution. The domestic distribution operating margin increased $0.8 million or 1.1% to $76.6 million in 2003, from $75.8 million in 2002, as summarized in the following table.

	2002		2003
Revenues	$676.0	100.0%	$717.1	100.0%
Cost of sales	600.2	88.8%	640.4	89.3%

Distribution operating margin	$75.8	11.2%	$76.6	10.7%

The $0.8 million increase in the domestic distribution operating margin was due primarily to increases in volumes and efficiencies in the areas of operations and purchasing.

As a percentage of distribution revenues, our distribution operating margin decreased primarily as a result of rising food prices, including cheese, offset in part by the aforementioned increase in volumes, and operational and purchasing efficiencies. Increases in certain food prices, including cheese, have a negative effect on the distribution operating margin due to the fixed dollar margin earned by domestic distribution on certain food items, including cheese. Had cheese prices remained constant with fiscal 2002 levels, the distribution operation margin would have increased to approximately 10.9% of distribution revenues, or 0.2 percentage points higher than the reported amount.

General and administrative expenses. General and administrative expenses increased $3.6 million or 2.0% to $181.8 million in 2003, from $178.2 million in 2002. As a percentage of total revenues, general and administrative expenses decreased 0.4 percentage points to 13.6% in 2003, from 14.0% in 2002. This increase in total general and administrative expenses was due primarily to an $11.6 million increase in labor, offset in part by a $5.5 million decrease in net gains (losses) on sale/disposal of assets in 2003. The increase in general and administrative labor was due primarily to $15.7 million of compensation expenses incurred as part of our recapitalization in June 2003. The decrease in net gains (losses) on sales/disposal of assets was due primarily to $5.3 million of certain capitalized software costs expensed in 2002.

Interest expense. Interest expense increased $14.4 million or 23.8% to $74.7 million in 2003, from $60.3 million in 2002. This increase was due primarily to a $15.6 million write-off of financing fees in connection with our recapitalization in June 2003. The increase in total interest expense was also due in part to higher average debt levels compared to 2002. These increases were offset in part by a reduction in our overall borrowing rates, primarily as a result of our recapitalization in June 2003.

Other. Other expenses increased $20.9 million to $22.7 million in 2003, from $1.8 million in 2002. This increase was due primarily to $20.4 million of bond tender fees expensed as part of our recapitalization in June 2003.

Provision for income taxes. Provision for income taxes decreased $12.3 million to $23.4 million in 2003, from $35.7 million in 2002. This increase was due primarily to a decrease in pre-tax income.

Summary of recapitalization expenses. The following table presents total recapitalization-related expenses for 2003. These pre-tax expenses affect comparability of the 2003 and 2002 income statements.

2003
General and administrative (primarily compensation expense)	$16.4
Interest (write-off of deferred financing fees)	15.6
Other (bond tender fees)	20.4

Total recapitalization-related expenses	$52.4

2002 compared to 2001

(tabular amounts in millions, except percentages)

Revenues. Consolidated revenues increased $16.7 million or 1.3% in 2002 to $1.27 billion, from $1.26 billion in 2001. This increase in revenues was due primarily to increases in revenues from domestic stores and international operations, offset in part by a decrease in revenues from domestic distribution operations. These increases in revenues are more fully described below.

Domestic stores. Domestic stores revenues are comprised of revenues from domestic company-owned store operations and domestic franchise store operations, as summarized in the following table:

	2001		2002
Domestic company-owned stores	$362.2	73.0%	$376.5	72.8%
Domestic franchise	134.2	27.0%	140.7	27.2%

Total domestic stores revenues	$496.4	100.0%	$517.2	100.0%

Domestic stores revenues increased $20.8 million or 4.2% to $517.2 million in 2002, from $496.4 million in 2001. This increase was due primarily to increases in revenues at both our franchise and company-owned stores. These increases are more fully described below.

Domestic company-owned stores. Revenues from domestic company-owned store operations increased $14.3 million or 4.0% to $376.5 million in 2002, from $362.2 million in 2001. This increase was due primarily to an increase in the average number of domestic company-owned stores open during 2002. There were 519 and 577 domestic company-owned stores in operation as of December 30, 2001 and December 29, 2002, respectively. This increase was due primarily to the purchase of 83 stores from our former franchisee in Arizona. Same store sales for domestic company-owned stores were flat in 2002 compared to 2001.

Domestic franchise. Revenues from domestic franchise operations increased $6.5 million or 4.8% to $140.7 million in 2002, from $134.2 million in 2001. This increase was due primarily to an increase in same store sales offset in part by a decrease in the average number of domestic franchise stores open during 2002. Same store sales for domestic franchise stores increased 3.0% in 2002 compared to 2001. There were 4,294 and 4,271 domestic franchise stores in operation as of December 30, 2001 and December 29, 2002, respectively. This decrease in store count was due primarily to the aforementioned acquisition of 83 domestic franchise stores in Arizona offset in part by net new store openings.

Domestic distribution. Revenues from domestic distribution operations decreased $15.9 million or 2.3% to $676.0 million in 2002, from $691.9 million in 2001. This decrease was due primarily to a market decrease in overall food prices, primarily cheese, and a decrease in the average number of domestic franchise stores open in 2002, offset in part by an increase in volumes relating to increases in domestic franchise same store sales.

International. Revenues from international operations increased $11.8 million or 16.8% to $81.8 million in 2002, from $70.0 million in 2001. This increase was due primarily to the acquisition of the Netherlands franchise operations, which included 39 franchise stores, 15 company-owned stores and a distribution center, in the fourth quarter of 2001 ($7.1 million year-over-year impact on revenues), as well as increases in same store sales and the average number of international stores open during 2002. On a constant dollar basis, same store sales increased 4.1% in 2002 as compared to 2001. On a historical dollar basis, same store sales increased 3.2% in 2002 compared to 2001, reflecting a generally stronger U.S. dollar in those markets in which we compete. There were 2,259 and 2,382 international stores in operation as of December 30, 2001 and December 29, 2002, respectively.

Cost of sales / operating margin. The consolidated operating margin, which we define as revenues less cost of sales, increased $15.6 million or 4.9% to $336.0 million in 2002, from $320.4 million in 2001, as summarized in the following table.

	2001		2002
Consolidated revenues	$1,258.3	100.0%	$1,275.0	100.0%
Consolidated cost of sales	937.9	74.5%	939.0	73.6%

Consolidated operating margin	$320.4	25.5%	$336.0	26.4%

The $15.6 million increase in consolidated operating margin was due to increases in the operating margin from all of our business segments.

As a percentage of total revenues, our consolidated operating margin increased primarily as a result of increases in domestic franchise and international operation margins and decreased costs at our domestic distribution operations. Changes in the operating margins at our domestic company-owned store operations and our domestic distribution operations are more fully described below.

Domestic company-owned stores. The domestic company-owned store operating margin increased $2.8 million or 3.3% to $84.2 million in 2002, from $81.4 million in 2001, as summarized in the following table.

	2001		2002
Revenues	$362.2	100.0%	$376.5	100.0%
Cost of sales	280.8	77.5%	292.4	77.6%

Store operating margin	$81.4	22.5%	$84.2	22.4%

The $2.8 million increase in domestic company-owned store operating margin is primarily due to decreases in food costs, offset in part by increases in labor, insurance and occupancy costs.

As a percentage of store revenues, labor costs increased 0.4 percentage points to 30.2% in 2002, from 29.8% in 2001, reflecting increased average wage rates at our stores. As a percentage of store revenues, insurance costs increased 1.0 percentage points to 4.4% in 2002, from 3.4% in 2001. This increase in insurance costs was driven primarily by the increased cost of workers’ compensation and automobile liability premiums. As a percentage of store revenues, occupancy costs, which include rent, telephone, utilities and other related costs, including depreciation and amortization, increased 0.3 percentage points to 10.3% in 2002, from 10.0% in 2001. This increase in occupancy costs was due primarily to increases in rents.

These increases in cost of sales were offset in part by a decrease in food costs as a percentage of store revenues. Food costs decreased 1.7 percentage points to 26.2% in 2002, from 27.9% in 2001 due primarily to lower cheese prices during 2002 as compared to 2001. The cheese block price per pound averaged $1.19 in 2002 compared to $1.43 in 2001.

Domestic distribution. The domestic distribution operating margin increased $4.8 million or 6.7% to $75.8 million in 2002, from $71.0 million in 2001, as summarized in the following table.

	2001		2002
Revenues	$691.9	100.0%	$676.0	100.0%
Cost of sales	620.9	89.7%	600.2	88.8%

Distribution operating margin	$71.0	10.3%	$75.8	11.2%

The $4.8 million increase in the domestic distribution operating margin was primarily due to increases in volumes and efficiencies in the areas of operations and purchasing.

As a percentage of distribution revenues, our distribution operating margin increased primarily as a result of the aforementioned increases in volumes and operational and purchasing efficiencies as well as decreases in food prices, including cheese. Reductions in certain food prices, including cheese, have a positive effect on the distribution operating margin as a percentage of revenues due to the fixed dollar margin earned by domestic distribution on certain food items, including cheese. Had cheese prices remained constant with fiscal 2001 levels, the distribution operation margin would have decreased to approximately 10.6% of distribution revenues, or 0.6 percentage points lower than the reported amount.

These increases in operating margin were offset in part by increases in workers’ compensation and automobile liability premiums.

General and administrative expenses. General and administrative expenses decreased $15.1 million or 7.8% to $178.2 million in 2002, from $193.3 million in 2001. As a percentage of total revenues, general and administrative expenses decreased 1.4 percentage points to 14.0% in 2002, from 15.4% in 2001. This improvement in general and administrative expenses as a percentage of revenues was due in part to management’s continued focus on controlling overhead costs, and improved collections, as well as the following:

•  The absence of covenant not-to-compete amortization expense in 2002 relating to our covenant with our former majority stockholder ($5.3 million in 2001);

•  The reversal in 2002 of a $2.5 million reserve originally recorded in 2001 relating to an international contingent liability which was favorably resolved in 2002, as well as a related $1.4 million reserve for doubtful accounts receivable originally recorded in 2000 and 2001 which was reversed upon collection of the receivable in 2002 ($7.2 million year-over-year impact); and

•  The absence of goodwill expense in 2002 relating to our adoption of SFAS No. 142 ($2.0 million in 2001).

These decreases in general and administrative expenses in 2002 were offset in part by a $1.0 million increase in net losses on the sale/disposal of assets, which includes approximately $5.3 million of certain capitalized software costs that were expensed in 2002.

Interest expense. Interest expense decreased $8.1 million or 11.8% to $60.3 million in 2002, from $68.4 million in 2001. This decrease was due primarily to a decrease in variable interest rates and interest rate margins on our senior secured credit facility and reduced debt levels. We repaid approximately $52.7 million of debt in 2002. This decrease in interest expense was offset in part by a $4.5 million write-off of financing fees related to the refinancing of our senior secured credit facility.

Other. Other expenses increased $1.6 million to $1.8 million in 2002, from $0.2 million in 2001. This increase was due to an increase in losses on senior subordinated debt retirements in 2002 compared to 2001.

Provision for income taxes. Provision for income taxes increased $12.2 million to $35.7 million in 2002, from $23.5 million in 2001. This increase was due primarily to an increase in pre-tax income.

Liquidity and capital resources

As of March 21, 2004, we had working capital of $23.4 million and cash and cash equivalents of $36.7 million. As of December 28, 2003, we had negative working capital of $1.3 million and cash and cash equivalents of $42.9 million. Historically, we have operated with minimal positive working capital or negative working capital primarily because our receivable collection periods and inventory turn rates are faster than the normal payment terms on our current liabilities. We generally collect our receivables within three weeks from the date of the related sale, and we generally experience 40 to 50 inventory turns per year. In addition, our sales are not typically seasonal, which further limits our working capital requirements. These factors, coupled with significant and ongoing cash flows from operations, which are primarily used to repay long-term debt and invest in long-term assets, reduce our working capital amounts. Our primary sources of liquidity are cash flows from operations and availability of borrowings under our revolving credit facility. We have historically funded capital expenditures and debt repayments from cash flows from operations and expect to in the future. We did not have any material commitments for capital expenditures as of March 21, 2004.

As of March 21, 2004, we had $942.3 million of long-term debt, of which $0.3 million was classified as a current liability. As of March 21, 2004, borrowings under our senior secured credit facility totaled $531.0 million. There were no borrowings under our $125.0 million revolving credit facility. Letters of credit issued under the revolving credit facility were $23.0 million.

As of December 28, 2003, we had $959.7 million of long-term debt, of which $18.6 million was classified as a current liability. During 2003, there were no borrowings under our revolving credit facility. Letters of credit issued under our $125.0 million revolving credit facility were $25.4 million. These letters of credit are primarily related to our insurance programs and distribution center leases. Borrowings under the revolving credit facility are available to fund our working capital requirements, capital expenditures and other general corporate purposes.

Cash provided by operating activities was $18.7 million and $32.6 million in the first quarter of 2004 and 2003, respectively. The $13.9 million decrease was due primarily to a $13.7 million net change in operating assets and liabilities.

Cash provided by operating activities was $102.5 million and $105.4 million in 2003 and 2002, respectively. The $2.9 million decrease was due primarily to a $21.5 million decrease in net income, primarily as a result of expenses incurred as part of our June 2003 recapitalization, a $5.5 million decrease in net gains (losses) on sale/disposal of assets and a $4.4 million decrease in provision for deferred income taxes. These decreases were offset in part by a $13.2 million net change in operating assets and liabilities and a $10.8 million increase in amortization of deferred financing costs and debt discount.

Cash used in investing activities was $6.2 million and $4.2 million in the first quarter of 2004 and 2003, respectively. The $2.0 million increase was due primarily to a $1.6 million increase in capital expenditures.

Cash used in investing activities was $19.6 million and $72.0 million in 2003 and 2002, respectively. The $52.4 million decrease was due primarily to a $24.8 million decrease in capital expenditures, a $22.0 million decrease in acquisitions of franchise operations and a $7.2 million increase in net repayments of notes receivable. The decrease in capital expenditures was due in part to significant investments in 2002 in connection with the implementation of a new point-of-sale system and the related hardware in our company-owned stores. The decrease in acquisitions of franchise operations was due primarily to our purchase of 83 domestic franchise stores in Arizona during the first quarter of 2002.

Cash used in financing activities was $18.6 million and $20.6 million in the first quarter of 2004 and 2003, respectively. The $2.0 million decrease was due to a $2.1 million decrease in repayments of debt.

Cash used in financing activities was $62.9 million and $66.1 million in 2003 and 2002, respectively. The $3.2 million decrease was due primarily to activity relating to our June 2003 recapitalization, including a $244.8 million increase in repayments of long-term debt, a $198.9 million increase in purchase of cumulative preferred stock, a $188.3 million increase in distributions and a $17.5 million increase in cash paid for financing costs. These decreases were offset by a $645.1 million increase in proceeds from issuance of debt.

On June 25, 2003, we consummated a recapitalization transaction whereby Domino’s, Inc. (i) issued and sold $403.0 million aggregate principal amount at maturity of 8 1/4% senior subordinated notes due 2011 at a discount resulting in gross proceeds of approximately $400.1 million, and (ii) borrowed $610.0 million in term loans and secured a $125.0 million revolving credit facility from a consortium of banks. The senior secured credit facility was amended on November 25, 2003 primarily to obtain more favorable interest rate margins and on May 6, 2004 primarily to allow up to $150.0 million of the proceeds of this offering to be used to redeem senior subordinated notes rather than to pay down the senior secured credit facility, to permit dividends to our stockholders, to decrease the interest rate margins and to amend the amortization schedule.

The senior subordinated notes require semi-annual interest payments, beginning January 1, 2004. Before July 1, 2007, we may, at a price above par, redeem all, but not part, of the senior subordinated notes if a change in control occurs, as defined in the indenture governing the notes. Beginning July 1, 2007, we may redeem some or all of the senior subordinated notes at fixed redemption prices, ranging from 104.125% of par in 2007 to 100% of par in 2009 through maturity. In the event of a change in control, as defined, we will be obligated to repurchase the senior subordinated notes tendered at the option of the holders at a fixed price. Upon a public stock offering, we may use the net proceeds from such offering to retire up to 40% of the senior subordinated notes due 2011. We will use the net proceeds from this offering to redeem approximately $125.5 million in principal amount of Domino’s, Inc.’s senior subordinated notes. The senior subordinated notes are guaranteed by most of Domino’s, Inc.’s domestic subsidiaries and one foreign subsidiary and are subordinated in right of payment to all existing and future senior debt of Domino’s, Inc.

The senior secured credit facility provides the following credit facilities: a term loan and a revolving credit facility. The aggregate borrowings available under the senior secured credit facility are $735.0 million. The senior secured credit facility provides borrowings of $610.0 million in term loans. The term loan was initially fully borrowed. Borrowings under the term loan bear interest, payable at least quarterly, at either (i) the higher of (a) the prime rate (4.0% at March 21, 2004) and (b) 0.50% above the Federal Reserve reported overnight funds rate, each plus an applicable margin of 1.25%, or (ii) the Eurodollar rate (1.25% at March 21, 2004) plus an applicable margin of 2.25%. At March 21, 2004, our borrowing rate was 3.75% for term loan borrowings. As of March 21, 2004, all borrowings under the term loan were under a Eurodollar contract with an interest period of 180 days. As of May 6, 2004, the date of our amendment, we had $528.0 million of term loans outstanding under our senior secured credit facility. The senior secured credit facility requires term loan principal payments of $1.3 million in 2004, $5.3 million in each of the years 2005 through 2009, and $500.3 million in 2010. The timing of our required payments under the senior secured credit facility may change based upon voluntary prepayments and generation of excess cash flow. We are required to pay between 25% and 75% of the excess cash flow generated. The required percentage is determined once a year and is based on our leverage ratio at the end of the preceding year. Excess cash flow is calculated as (i) earnings before interest, taxes, depreciation and amortization; less (ii) the sum of debt repayments, capital expenditures, cash interest expense, provision for current taxes and certain other adjustments, if any, which have historically included our 2003 recapitalization transaction expenses, comprised of bond tender fees and financing fees. Total debt is divided by the amount in clause (i) to calculate the leverage ratio. If the leverage ratio is over 4.0, between 4.0 and 2.75 or less than 2.75, we are obligated to pay 75%, 50% or 25% of the excess cash flows amounts generated, respectively. The required percentage for fiscal 2003 was 75%. However, no payment was required in 2004 because there was no excess cash flow as calculated. The required percentage for fiscal 2004 to be paid in 2005 has not yet been determined. Upon a public stock offering, we are required to pay down the term loan in an amount equal to 50% of the net proceeds of such offering. In connection with this offering, on May 6, 2004 we amended our senior secured credit facility and obtained a consent under the facility to permit the use of proceeds described in this prospectus. The final scheduled principal payment on the outstanding borrowings under the term loan is due in June 2010.

The senior secured credit facility also provides for borrowings of up to $125.0 million under the revolving credit facility, of which up to $60.0 million is available for letter of credit advances. Borrowings under the revolving credit facility (excluding letters of credit) bear interest, payable at least quarterly, at either (i) the higher of (a) the prime rate and (b) 0.50% above the Federal Reserve reported overnight funds rate, each plus an applicable margin of between 1.25% to 2.00%, or (ii) the Eurodollar rate plus an applicable margin of between 2.25% to 3.00%, with margins determined based upon our ratio of indebtedness to EBITDA, as defined. We also pay a 0.50% commitment fee on the unused portion of the revolver. The fee for letter of credit amounts outstanding ranges from 2.375% to 3.125%. At March 21, 2004, the fee for letter of credit amounts outstanding was 3.125%. At March 21, 2004, there was $102.0 million in available borrowings under the revolving credit facility, with $23.0 million of letters of credit outstanding. The revolving credit facility expires in June 2009.

Based upon our current level of operations and anticipated growth, we believe that the cash generated from our operations and amounts available under our revolving credit facility will be adequate to meet our anticipated debt service requirements, including payments required under the excess cash flow provisions of our senior secured credit facility, capital expenditures and working capital needs for the next several years. We believe that we will be able to meet these obligations even if we experience no growth in sales or profits. Our ability to continue to fund these items and continue to reduce debt could be adversely affected by the occurrence of any of the events described under “Risk factors.” There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our revolving credit facility or otherwise to enable us to service our indebtedness, including our senior secured credit facility and senior subordinated notes, or to make anticipated capital expenditures. Our future operating performance and our ability to service or refinance the senior subordinated notes and to service, extend or refinance the senior secured credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Impact of inflation

We believe that our results of operations are not materially impacted upon moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations in 2001, 2002, 2003 or the quarter ended March 21, 2004. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.

New accounting pronouncements

In November 2002, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 clarifies the requirements of SFAS No. 5 “Accounting for Contingencies,” relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. We adopted FIN 45 at the beginning of fiscal 2003. The adoption did not have a material effect on our results of operations or financial condition.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (SFAS 148). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation as required by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123). In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. We adopted SFAS 148 in 2003. The adoption did not have a material effect on our results of operations or financial condition.

In December 2003, the FASB issued a revised interpretation of FASB Interpretation 46, “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” (FIN 46R). FIN 46R requires the consolidation of a variable interest entity (VIE) by an enterprise if the enterprise is determined to be the primary beneficiary, as defined in FIN 46R. During the first quarter of 2004, we adopted FIN 46R and its adoption did not have a material effect on our financial position or results of operations.

In March 2004, the FASB issued an exposure draft of a proposed standard that, if adopted, will significantly change the accounting for employee stock options and other equity-based compensation. The proposed standard would require companies to expense the fair value of stock options on the grant date and would be effective at the beginning of our fiscal 2005. We will evaluate the requirements of the final standard, which is expected to be finalized in late 2004, to determine the impact on our results of operations.

Contractual obligations

The following is a summary of our significant contractual obligations at December 28, 2003:

(dollars in millions)	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt, including current portion(1)	$18.4	$42.0	$56.0	$52.5	$76.9	$706.8	$952.7
Capital lease	0.7	0.7	0.7	0.7	0.7	7.1	10.8
Operating leases(2)	28.6	28.2	24.1	19.4	15.5	58.3	174.0
(1)	On May 6, 2004, we amended our senior secured credit facility to, among other things, reduce our annual required amortization payments to 1% of the outstanding term loan amounts until 2010, the final year of the agreement, when the remaining outstanding term loan borrowings are fully due and payable. The significant reduction in required annual amortization payments has not been reflected in the above table. The long-term debt contractual obligations included above differ from the long-term debt amounts reported in our consolidated financial statements as the above amounts are the contractually stated amounts and do not include the effect of debt discounts of approximately $2.7 million at December 28, 2003 and the fair value of our fair value derivatives, which was an asset of approximately $3.6 million at December 28, 2003. Additionally, the principal portion of the capital lease obligation amounts above, which totaled approximately $6.2 million at December 28, 2003, are classified as debt in the consolidated financial statements.
(2)	We lease retail store and distribution center locations, distribution vehicles, various equipment and our World Resource Center, which is our corporate headquarters, under leases with expiration dates through 2019.

We may be required to purchase the Domino’s, Inc. senior subordinated notes upon a change of control, as defined in the indenture governing those notes. As of December 28, 2003, there was $403.0 million in aggregate principal amount of senior subordinated notes outstanding.

Off-balance sheet arrangements

As part of our recapitalization in 1998, we and our subsidiaries entered into a management agreement with Bain Capital Partners VI, L.P., an affiliate of our principal stockholder, to provide specified management services. We are committed to pay an amount not to exceed $2.0 million per year, excluding out-of-pocket expenses on an ongoing basis for management services as defined in the management agreement. In connection with this offering, we expect to terminate the management agreement in exchange for a payment to Bain Capital Partners VI, L.P. of $10.0 million.

As part of our recapitalization in 1998, we are contingently liable to pay our former majority stockholder and his wife additional consideration for their shares acquired, in an amount not exceeding approximately $15.0 million under notes payable, plus 8% interest per annum beginning in 2003, in the event our principal stockholders sell a specified percentage of their common stock to an unaffiliated party. In connection with this offering, although not required, we will prepay all amounts outstanding under the contingent notes, totaling approximately $16.8 million.

We are party to letters of credit and, to a lesser extent, financial guarantees with off-balance sheet risk. Our exposure to credit loss for letters of credit and financial guarantees is represented by the contractual amounts of these instruments. Total conditional commitments under letters of credit and financial guarantees as of March 21, 2004 were $24.0 million and primarily relate to letters of credit for our insurance programs and distribution center leases.

Quantitative and qualitative disclosure about market risks

Market risk

We are exposed to market risks from interest rate changes on our variable rate debt. Management actively monitors this exposure. We do not engage in speculative transactions nor do we hold or issue financial instruments for trading purposes.

We are also exposed to market risks from changes in commodity prices. During the normal course of business, we purchase cheese and certain other food products that are affected by changes in commodity prices and, as a result, we are subject to volatility in our food costs. We do not enter into financial instruments to hedge commodity prices. We purchase cheese at market prices, which fluctuate on a daily basis. The cheese block price per pound averaged $1.31 and $1.34 in 2003 and the quarter ended March 21, 2004, respectively. The cheese block price increased to over $2.00 per pound early in the second quarter of 2004. The estimated change in company-owned store food costs from a hypothetical $0.20 change in the average cheese block price per pound would have been approximately $3.5 million and $0.8 million in 2003 and the quarter ended March 21, 2004, respectively. This hypothetical change in food cost could be positively or negatively impacted by average ticket changes and product mix changes.

Financial derivatives

We enter into interest rate swaps, collars or similar instruments with the objective of reducing volatility relating to our borrowing costs.

At March 21, 2004, we were party to three interest rate swap agreements which effectively convert the variable LIBOR component of the effective interest rate on a portion of our debt under our senior secured credit facility to various fixed rates over various terms. We are also party to two interest rate swap agreements which effectively convert a portion of the debt under Domino’s Inc.’s senior subordinated notes to variable LIBOR rates over the term of the senior subordinated notes.

Derivative	Total Notional Amount	Term	Domino’s Pays	Counterparty Pays
Interest rate swap	$60.0 million	June 2001— June 2004	4.90%	LIBOR
Interest rate swap	$30.0 million	September 2001— September 2004	3.69%	LIBOR
Interest rate swap	$75.0 million	August 2002— June 2005	3.25%	LIBOR
Interest rate swap	$50.0 million	August 2003— July 2011	LIBOR plus 319 basis points	8.25%
Interest rate swap	$50.0 million	August 2003— July 2011	LIBOR plus 324 basis points	8.25%

Subsequent to the first quarter of 2004, we entered into two additional interest rate swap agreements effectively converting the variable Eurodollar component on a portion of our senior secured credit facility term debt to various fixed rates over various terms. The first agreement has a notional amount of $300.0 million, begins in June 2004, ends in June 2005 and fixes our interest rate at 1.62%. The second agreement has a notional starting amount of $350.0 million, begins in June 2005, ends in June 2007 and fixes our interest rate at 3.21%. We pay a fixed interest rate under these agreements while the counterparty pays a floating rate.

Interest rate risk

Our variable interest expense is sensitive to changes in the general level of interest rates. At March 21, 2004, the weighted average interest rate on our $466.0 million of variable interest debt, which is net of related outstanding derivative instruments, was 3.9%.

We had total interest expense of approximately $14.0 million in the first quarter of 2004. The estimated increase in interest expense for this period from a hypothetical 200 basis point adverse change in applicable variable interest rates would be approximately $2.2 million.

Foreign currency exchange rate risk

We have exposure to various foreign currency exchange rate fluctuations for revenues generated by our operations outside the United States, which can adversely impact our net income and cash flows. Approximately 7% and 8% of our revenues in 2003 and the quarter ended March 21, 2004, respectively, were derived from sales to customers and royalties from franchisees outside the contiguous United States. This business is conducted in the local currency. This exposes us to risks associated with changes in foreign currency that can adversely affect revenues, net income and cash flows. We do not enter into financial instruments to manage this foreign currency exchange risk.

Business

Overview

We are the number one pizza delivery company in the United States, based on reported consumer spending, with a leading presence internationally. We pioneered the pizza delivery business and have built the Domino’s Pizza® brand into one of the most widely-recognized consumer brands in the world. We operate through a network of more than 7,450 company-owned and franchise stores, located in all 50 states and in more than 50 countries. In addition, we operate 18 regional dough manufacturing and distribution centers in the contiguous United States and eight dough manufacturing and distribution centers outside the contiguous United States. The foundation of our system-wide success and leading market position is our strong relationship with our franchisees, comprised of nearly 2,000 owner-operators dedicated to the success of our company and the Domino’s Pizza® brand.

Over our 44-year history, we have developed a simple business model focused on our core strength of delivering quality pizza in a timely manner. This business model includes a delivery-oriented store design with low capital requirements, a focused menu of pizza and complementary side items, committed owner-operator franchisees and a vertically-integrated distribution system. Our earnings are driven largely from retail sales at our franchise stores, which generate royalty payments and distribution revenues to us. We also generate earnings through retail sales at our company-owned stores.

Our royalty revenues, which are included in domestic franchise and international revenues, are derived from retail sales by our franchise stores and are calculated by multiplying the applicable royalty rate by the retail sales at our franchise stores. Franchise retail sales are reported to us by our franchisees. In the last three years, we outperformed our two national competitors in domestic same store sales growth. Same store sales at our international stores increased 4.0% and 6.4% in 2003 and the quarter ended March 21, 2004, respectively. The first quarter of 2004 marked our 41st consecutive quarter of international same store sales growth. We believe that strong sales volume, combined with our efficient store and business models, generates attractive franchisee and company-level returns.

We operate our business in three segments: domestic stores, domestic distribution and international.

•  Domestic stores. The domestic stores segment, comprised of 4,344 franchise stores and 576 company-owned stores, generated revenues of $519.9 million and $122.6 million and income from operations of $127.1 million and $31.8 million during 2003 and the quarter ended March 21, 2004, respectively.

•  Domestic distribution. Our domestic distribution segment, which distributes food, equipment and supplies to all of our domestic company-owned stores and approximately 98% of our domestic franchise stores, generated revenues of $717.1 million and $170.9 million and income from operations of $45.9 million and $10.9 million during 2003 and the quarter ended March 21, 2004, respectively.

•  International. Our international segment, which oversees 2,534 franchise stores and operates 19 company-owned stores outside the contiguous United States and also distributes food and supplies in a limited number of these markets, generated revenues of $96.4 million and $25.3 million and income from operations of $28.1 million and $7.5 million during fiscal 2003 and the quarter ended March 21, 2004, respectively.

On a consolidated basis, we generated revenues of $1.3 billion and $318.8 million and income from operations, after deducting $41.7 million and $6.7 million of unallocated corporate and other expenses, of $159.5 million and $43.5 million in 2003 and the quarter ended March 21, 2004, respectively. Net income was $39.0 million and $18.4 million in 2003 and the quarter ended March 21, 2004, respectively. We have been able to increase our income from operations through strong domestic and international same store sales growth over the past five years, the addition of more than 1,200 stores worldwide over that time and strong performance by our distribution business. Over this same time period, we increased our net income in each year except 2003 during which we incurred significant recapitalization-related expenses. This growth was achieved with limited capital expenditures by us, since a significant portion of our earnings is derived from retail sales by our franchisees.

Our history

We have been delivering quality, affordable pizza to our customers since 1960 when brothers Thomas and James Monaghan borrowed $900 and purchased a small pizza store in Ypsilanti, Michigan. Since that time, our store count and geographic reach have grown substantially. We opened our first franchise store in 1967, our first international store in 1983 and, by 1998, we had expanded to over 6,200 stores, including more than 1,700 international stores, on six continents.

In 1998, an investor group led by investment funds affiliated with Bain Capital, LLC completed a recapitalization through which the investor group acquired a 93% controlling economic interest in our company from Thomas Monaghan and his family. At the time of the recapitalization in 1998, Mr. Monaghan retired, and, in March 1999, David A. Brandon was named our Chairman and Chief Executive Officer.

Continuing upon the growth of our company since its founding, we surpassed the 7,400 store level during 2003 while leading our two primary competitors in domestic same store sales growth for the third consecutive year.

Industry overview

In this prospectus, we rely on and refer to information regarding the U.S. quick service restaurant, or QSR, sector, the U.S. QSR pizza category and its components and competitors (including us) from the CREST report prepared by NPD Foodworld®, a division of the NPD Group, or Crest, as well as market research reports, analyst reports and other publicly-available information. Although we believe this information to be reliable, we have not independently verified it. Domestic sales information relating to the QSR sector, U.S. QSR pizza category and U.S. pizza delivery and carry-out represent reported consumer spending obtained by Crest from customer surveys. This information relates to both our company-owned and franchise stores. Unless otherwise indicated, all U.S. industry data included in this prospectus are based on reported consumer spending obtained by Crest from customer surveys.

The U.S. QSR pizza category is large, growing and highly fragmented. With sales of $32.3 billion in the twelve months ended November 2003, the U.S. QSR pizza category is the second largest category within the $180.2 billion U.S. QSR sector. The U.S. QSR pizza category is comprised of delivery, dine-in, carry-out and drive-through. We operate primarily within U.S. pizza delivery, which with $11.7 billion of sales accounted for 36% of total U.S. QSR pizza category sales in the twelve months ended November 2003.

Total U.S. pizza delivery sales grew by 0.4% during that period. We believe that this growth is the result of well-established demographic and lifestyle trends driving increased consumer emphasis on convenience. We and our top two competitors account for approximately 47% of U.S. pizza delivery, based on reported consumer spending, with the remaining 53% attributable to small regional chains and individual establishments.

We also compete in carry-out, which together with pizza delivery are the largest and fastest-growing components of the U.S. QSR pizza category. U.S. carry-out pizza had $12.4 billion of sales in the twelve months ended November 2003 and grew by 2.4% during that period. While our primary focus is on pizza delivery, we are also favorably positioned to compete in carry-out given our strong brand, convenient store locations and quality, affordable menu offerings.

In contrast to the United States, international pizza delivery is relatively underdeveloped, with only Domino’s and one other competitor having a significant multinational presence. We believe that demand for international pizza delivery is large and growing, driven by international consumers’ increasing emphasis on convenience.

Our competitive strengths

We believe that our competitive strengths include the following:

•  Strong and proven growth and earnings model. Over our 44-year history, we have developed a focused growth and earnings model. This model is anchored by store-level economics, which provide an entrepreneurial incentive for our franchisees, generate demand for new franchises and are the foundation for the strength of our system. Our franchisees, in turn, have produced strong and consistent earnings for us through royalty payments and distribution revenues, with minimal associated capital expenditures by us. This enables us to both invest in the Domino’s Pizza® brand and deliver strong returns to our stockholders.

•  Strong store-level economics. We have developed a cost-efficient store model, characterized by a delivery and carry-out oriented store design with low capital requirements and a focused menu of quality, affordable pizza and complementary side items. At the store level, we believe that the simplicity and efficiency of our operations give us significant advantages over our competitors who primarily focus on dine-in.

Our domestic stores and most of our international stores do not offer dine-in areas and thus do not require expensive restaurant facilities. In addition, our focused menu of pizza and complementary side items simplifies and streamlines our production and delivery processes and maximizes economies of scale on purchases of our principal ingredients. As a result of our focused business model and menu, our stores are small (averaging approximately 1,000 to 1,300 square feet) and inexpensive to build, furnish and maintain as compared to many other QSR franchise opportunities. The combination of this efficient store model and strong store sales volume has resulted in strong store-level financial returns and makes Domino’s an attractive business opportunity for existing and prospective franchisees.

•  Strong and well-diversified franchise system. We have developed a large, global, diversified and committed franchise network that is a critical component of our system-wide success and our leading position in pizza delivery. As of March 21, 2004, our franchise store network consisted of 6,878 stores, 63% of which were located in the contiguous United States. In the United States, only four franchisees operate more than 50 stores, including our largest domestic franchisee which operates 158 stores, and the average franchisee operates approximately three stores. We require our domestic franchisees to forego active, outside business endeavors, aligning their interests with ours and making the success of each Domino’s franchise of critical importance to our franchisees.

In addition, we share 50% of the pre-tax profits generated by our regional dough manufacturing and distribution centers with those domestic franchisees who agree to purchase all of their food from our distribution system. These arrangements strengthen our ties with our franchisees, provide us with a continuing source of revenues and earnings and provide incentives for franchisees to work closely with us to reduce costs. We believe our strong, mutually-beneficial franchisee relationships are evidenced by the approximately 98% voluntary participation in our domestic distribution system, our over 99% domestic franchise contract renewal rate and our over 99% collection rate on domestic franchise royalty and domestic distribution receivables.

Internationally, we have also been able to grow our franchise network by attracting franchisees with business experience and local market knowledge. We generally use our master franchise model, which provides our international franchisees with exclusive rights to operate stores or sub-franchise our well-recognized brand name in their markets. From year-end 2000 to the end of the first fiscal quarter of 2004, we grew our international franchise network 17%, from 2,157 stores to 2,534 stores. Our largest master franchisee operates 503 stores, which accounts for approximately 20% of our total international store count.

•  Strong cash flow and earnings stream. A substantial percentage of our earnings is generated by our committed, owner-operator franchisees through royalty payments and revenues to our vertically-integrated distribution system. Royalty payments yield strong profitability to us because there are minimal corresponding company-level expenses and no capital requirements associated with their collection.

We believe that our store economics have led to a strong, well-diversified franchise system. This established franchise system has produced strong cash flow and earnings for us, enabling us to both invest in the Domino’s Pizza® brand and deliver attractive returns to our stockholders.

•  #1 pizza delivery company in the United States with a leading international presence. We are the number one pizza delivery company in the United States with a 19.8% share based on reported consumer spending. With 4,920 stores located in the contiguous United States, our domestic store delivery areas cover a majority of U.S. households. Our share position and scale allow us to leverage our purchasing power, distribution strength and advertising investment across our store base. We also believe that our scale and market coverage allow us to effectively serve our customers’ demands for convenience and timely delivery.

Outside the United States, we have significant share positions in the key markets in which we compete, including, among other countries, Mexico, where we are the largest QSR company in terms of store count in any QSR category, the United Kingdom, Australia, Canada, South Korea, Japan and Taiwan. Our top ten international markets, based on store count, accounted for approximately 83% of our international retail sales in 2003. We believe we have a leading presence in these markets.

•  Strong brand awareness. We believe our Domino’s Pizza® brand is one of the most widely-recognized consumer brands in the world. We believe consumers associate our brand with the timely delivery of quality, affordable pizza and complementary side items. Over the past five years, our domestic franchise and company-owned stores have invested an estimated $1.2 billion on national, local and co-operative advertising in the United States. Our Domino’s Pizza® brand has been routinely named a MegaBrand by Advertising Age. We continue to reinforce our brand with extensive advertising through television, radio and print. We also enhance the strength of our brand through marketing affiliations with brands such as Coca-Cola® and NASCAR®.

According to industry research reports, approximately 93% of pizza consumers in the U.S. are aware of the Domino’s Pizza® brand. We believe that our brand is particularly strong among pizza consumers for whom dinner is a fairly spontaneous event, which industry research indicates to be the case in nearly 50% of pizza dining occasions. In these situations, we believe that service and product quality are the consumers’ priorities. We believe that well-established demographic and lifestyle trends will drive continuing emphasis on convenience and will, therefore, continue to play into our brand’s strength.

•  Our internal distribution system. In addition to generating significant revenues and earnings, we believe that our vertically-integrated distribution system enhances the quality and consistency of our products, enhances our relationships with franchisees, leverages economies of scale to offer lower costs to our stores and allows our store managers to better focus on store operations and customer service.

In 2003, we made approximately 650,000 full-service food deliveries to our domestic stores, or an average of nearly three deliveries per store, per week, with a delivery accuracy rate of approximately 99%. All of our domestic company-owned and approximately 98% of our domestic franchise stores purchase all of their food and supplies from us. This is accomplished through our network of 18 regional dough manufacturing and distribution centers, each of which is generally located within a one-day delivery radius of the stores it serves, and a leased fleet of over 200 tractors and trailers. We supply our domestic and international franchisees with equipment and supplies through our equipment and supply distribution center, which we operate as part of our domestic distribution segment. Our equipment and supply distribution center ships a full range of products, including ovens and uniforms, on a daily basis.

Because we source the food for substantially all of our domestic stores, our domestic distribution segment enables us to leverage and monitor our strong supplier relationships to achieve the cost benefits of scale and to ensure compliance with our rigorous quality standards. In addition, the “one-stop shop” nature of this system, combined with our delivery accuracy, allows our store managers to eliminate a significant component of the typical “back-of-store” activity that many of our competitors’ store managers must undertake.

•  Strong leadership team with significant ownership. We have a strong, knowledgeable leadership team with significant industry expertise. Our current leadership team has achieved strong operating results, increasing our revenues by over $175.0 million since 1999, while increasing our total store count from 6,219 to 7,473, expanding our income from operations margins from 6.5% in 1999 to 13.6% in the first quarter of 2004. Six members of our leadership team have at least 15 years experience in the QSR industry. These leadership team members are complemented by the five members of our leadership team who have at least 15 years of non-QSR experience. Members of our leadership team possess a broad range of skills including brand marketing, restaurant operations, franchising, product development and distribution operations.

Our leadership team owns 669,993 shares of our outstanding common stock and holds options to acquire an additional 4,238,330 shares of our common stock. Following this offering, our leadership team will own 114,013 shares of our outstanding common stock and options to acquire an additional 4,056,537 shares of our common stock. In addition, following this offering, more than 185 additional employees collectively will own 170,484 shares of our common stock and options to acquire an additional 1,614,229 shares of our common stock, and our franchisees collectively will own 1,271,336 shares of our common stock. This equity ownership represents a significant economic commitment to, and participation in, our continued success.

Our business strategy

We intend to achieve further growth and strengthen our competitive position through the continued implementation of our business strategy, which includes the following key elements:

•  Continue to execute on our mission statement. Our mission statement is “Exceptional people on a mission to be the best pizza delivery company in the world.” We implement this mission statement by focusing on four strategic initiatives:

•  PeopleFirst. Attract and retain high-quality company employees, who we refer to as team members, with the goals of reducing turnover and maintaining continuity in the workforce. We continually strive to achieve this objective through a combination of performance-based compensation for our non-hourly team members, learning and development programs and team member ownership opportunities to promote our entrepreneurial spirit.

•  Build the Brand. Strengthen and build upon our strong brand name to further solidify our position as the brand of first choice in pizza delivery. We continually strive to achieve this objective through product and process innovation, advertising and promotional campaigns and a strong brand message.

•  Maintain High Standards. Elevate and maintain quality throughout the entire Domino’s system, with the goals of making quality and consistency a competitive advantage, controlling costs and supporting our stores. We believe that our comprehensive store audits and vertically-integrated distribution system help us to consistently achieve high quality of operations across our system in a cost-efficient manner.

•  Flawless Execution. Perfect operations with the goals of making quality products, attaining consistency in execution, maintaining the best operating model, making our team members a competitive advantage, operating stores with smart hustle and aligning us with our franchisees.

•  Grow our leading position in an attractive industry. U.S. pizza delivery and carry-out are the largest and fastest-growing components of the U.S. QSR pizza category. They are also highly fragmented. Pizza delivery, through which approximately 75% of our retail sales is generated, had sales of $11.7 billion in the twelve months ended November 2003 and grew by 0.4% during that period. As the leader in U.S. pizza delivery, we believe that our convenient store locations, simple operating model, widely-recognized brand and efficient distribution system are competitive advantages that position us to capitalize on future growth.

Carry-out, through which approximately 25% of our retail sales is generated, had $12.4 billion of sales in the twelve months ended November 2003 and grew by 2.4% during that period. While our primary focus is on pizza delivery, we are also favorably positioned as a leader in carry-out given our strong brand, convenient store locations and quality, affordable menu offerings.

•  Leverage our strong brand awareness. We believe that the strength of our Domino’s Pizza® brand makes us one of the first choices of consumers seeking a convenient, quality and affordable meal. We intend to continue to promote our brand name and enhance our reputation as the leader in pizza delivery. For example, we intend to continue to promote our successful advertising campaign, “Get the Door. It’s Domino’s.®” through national, local and co-operative media. As part of our strategy to strengthen our brand, each of our domestic stores contributes 3% of retail sales to our advertising fund for national advertising in addition to contributions for market-level advertising.

We intend to leverage our strong brand by continuing to introduce innovative, consumer-tested and profitable new pizza varieties and complementary side items, such as Domino’s Buffalo Chicken Kickers® and Cinna Stix®, as well as through marketing affiliations with brands such as Coca-Cola® and NASCAR®. We believe these opportunities, when coupled with our scale and share leadership, will allow us to continue to grow our position in U.S. pizza delivery.

•  Expand and optimize our domestic store base. We plan to continue expanding our base of domestic stores to take advantage of the attractive growth opportunities in U.S. pizza delivery. We believe that our scale allows us to expand our store base with limited marketing, distribution and other incremental infrastructure costs. Additionally, our franchise-oriented business model allows us to expand our store base with limited capital expenditures and working capital requirements. While we plan to expand our traditional domestic store base primarily through opening new franchise stores, we will also continually evaluate our mix of company-owned and franchise stores and strategically acquire franchise stores and refranchise company-owned stores.

For example, during 2001, we sold 95 of our domestic company-owned stores to franchisees because we believed that these stores would be more profitable to us if run by franchisees. In contrast, during 2002, we acquired 83 franchise stores in Arizona where we believe there are significant long-term earnings growth opportunities.

•  Continue to grow our international business. We believe that pizza has global appeal and that there is strong and growing international demand for delivered pizza. We have successfully built a broad international platform, almost exclusively through our master franchise model, as evidenced by our more than 2,500 international stores in more than 50 countries. Our international stores have produced quarterly same store sales growth for 41 consecutive quarters. We believe that we continue to have significant long-term growth opportunities in international markets where we have established a leading presence. In our current top ten international markets, we believe that our store base is less than half of the total long-term potential store base in those markets. Generally, we believe we will achieve long-term growth internationally as a result of the store-level economics of our business model, the growing international demand for delivered pizza and the strong global recognition of the Domino’s Pizza® brand.

Store operations

We believe that our focused and proven store model provides a significant competitive advantage relative to many of our competitors who focus on multiple components of the pizza category, particularly dine-in. We have been focused on pizza delivery for 44 years. Because our domestic stores and most of our international stores do not offer dine-in areas, they typically do not require expensive real estate, are relatively small and are relatively inexpensive to build and furnish. Our stores also benefit from lower maintenance costs, as store assets have long lives and updates are not frequently required. Our simple and efficient operational processes, which we have refined through continuous improvement, include:

•  strategic store locations to facilitate delivery service;

•  production-oriented store designs;

•  product and process innovations;

•  a focused menu;

•  efficient order taking, production and delivery;

•  Domino’s PULSE™ point-of-sale system; and

•  a comprehensive store audit program.

Strategic store locations to facilitate delivery service

We locate our stores strategically to facilitate timely delivery service to our customers. The majority of our domestic stores are located in populated areas in or adjacent to large or mid-size cities, or on or near college campuses. We use geographic information software, which incorporates variables such as traffic volumes, competitor locations, household demographics and visibility, to evaluate and identify potential store locations and new markets.

Production-oriented store designs

Our typical store is relatively small, occupying approximately 1,000 to 1,300 square feet, and is designed with a focus on efficient and timely production of consistent, quality pizza for delivery. The store layout has been refined over time to provide an efficient flow from order taking to delivery. Our stores are primarily production facilities and, accordingly, do not typically have a dine-in area.

Product and process innovations

Our 44 years of experience and innovative culture have resulted in numerous new product and process developments that increase both quality and efficiency. These include our efficient, vertically-integrated distribution system, a sturdier corrugated pizza box and a mesh tray that helps cook pizza crust more evenly. The Domino’s HeatWave® hot bag, which was introduced in 1998, keeps our pizza hot during delivery. We have also added a number of complementary side items such as buffalo wings, Domino’s Buffalo Chicken Kickers®, bread sticks, cheesy bread and Cinna Stix®.

Focused menu

We maintain a focused menu that is designed to present an attractive, quality offering to customers, while minimizing errors in, and expediting, the order taking and food preparation processes. Our basic menu has three choices: pizza type, pizza size and pizza toppings. Most of our stores carry two sizes of Traditional Hand-Tossed, Ultimate Deep Dish and Crunchy Thin Crust pizza. Our typical store also offers buffalo wings, Domino’s Buffalo Chicken Kickers®, bread sticks, cheesy bread, Cinna Stix® and Coca-Cola® soft drink products. We also occasionally offer other products on a promotional basis. We believe that our focused menu creates a strong identity among consumers, improves operating efficiency and maintains food quality and consistency.

Efficient order taking, production and delivery

Each store executes an operational process that includes order taking, pizza preparation, cooking (via automated, conveyor-driven ovens), boxing and delivery. The entire order taking and pizza production process is designed for completion in approximately 15 minutes. These operational processes are supplemented by an extensive employee training program designed to ensure world-class quality and customer service. It is our priority to ensure that every Domino’s store operates in an efficient, consistent manner while maintaining our high standards of food quality and team member safety.

Domino’s PULSE™ point-of-sale system

Our computerized management information systems are designed to improve operating efficiencies, provide corporate management with timely access to financial and marketing data and reduce store and corporate administrative time and expense. We have installed Domino’s PULSE™, our proprietary point-of-sale system, in every company-owned store in the United States. Some enhanced features of Domino’s PULSE™ over our previous point-of-sale system include:

•  touch screen ordering, which improves accuracy and facilitates more efficient order taking;

•  a delivery driver routing system, which improves delivery efficiency;

•  improved administrative and reporting capabilities, which enables store managers to better focus on store operations and customer satisfaction; and

•  a customer relationship management tool, which enables us to recognize customers and track ordering preferences.

We are also requiring our domestic franchisees to install Domino’s PULSE™ by February 2007.

Comprehensive store audit program

We utilize a comprehensive store audit program to ensure that our stores are meeting both our stringent standards as well as the expectations of our customers. The audit program focuses primarily on the quality of the pizza a store is producing, the out-the-door time and the condition of the store as viewed by the customer. We believe that this store audit program is an integral part of our strategy to maintain high standards in our stores.

Segment overview

We operate in three business segments:

•  Domestic stores. Our domestic stores segment consists of our domestic franchise operations, which oversees our domestic network of 4,344 franchise stores, and domestic company-owned store operations, which operate our domestic network of 576 company-owned stores;

•  Domestic distribution. Our domestic distribution segment operates 18 regional dough manufacturing and food distribution centers and one distribution center providing equipment and supplies to certain of our domestic and international stores; and

•  International. Our international segment oversees our network of 2,534 international franchise stores in more than 50 countries, operates 17 company-owned stores in the Netherlands and two company-owned store in France. Our international segment also distributes food to a limited number of markets from eight dough manufacturing and distribution centers in Alaska, Hawaii, Canada (four), the Netherlands and France.

Domestic stores

During 2003, our domestic stores segment accounted for $519.9 million, or 39%, of our consolidated revenues. During the quarter ended March 21, 2004, our domestic stores accounted for $122.6 million, or 38%, of our consolidated revenues. Our domestic franchises are operated by entrepreneurs who own and operate an average of three stores. Only four of our domestic franchisees operate more than 50 stores, including our largest domestic franchisee, who operates 158 stores. Our principal sources of revenues from domestic store operations are company-owned store sales and royalty payments based on retail sales by our franchisees. Our domestic network of company-owned stores also plays an important strategic role in our predominantly franchised operating structure. In addition to generating revenues and earnings, we use our domestic company-owned stores as a test site for new products and promotions as well as store operational improvements, and as a forum for training new store managers and prospective franchisees. We also believe that our domestic company-owned stores add to the economies of scale available for advertising, marketing and other costs that are primarily borne by our franchisees.

Our domestic store operations are divided into three geographic zones and are managed through offices located in Georgia, California and Maryland. The offices provide direct supervision over our domestic company-owned stores and also provide limited training, store operational audits and marketing services. These offices also provide financial analysis and store development services to our franchisees. We maintain a close relationship with our franchise stores through regional franchise teams, an array of computer-based training materials that help franchise stores comply with our standards and franchise advisory groups that facilitate communications between us and our franchisees.

We continually evaluate our mix of domestic company-owned and franchise stores in an effort to optimize our profitability. During 2001, we sold 95 of our domestic company-owned stores to franchisees because we believed that these stores would be more profitable to us if run by franchisees. In contrast, during 2002, we acquired 83 franchise stores in Arizona where we believe there are significant long-term earnings growth opportunities, and where we believe that we can utilize our operational expertise to improve the operation of these stores, resulting in higher profitability.

Domestic distribution

During 2003, our domestic distribution segment accounted for $717.1 million, or 54%, of our consolidated revenues. During the quarter ended March 21, 2004, our domestic distribution segment accounted for $170.9 million, or 54%, of our consolidated revenues. Our domestic distribution segment is comprised of dough manufacturing and distribution centers that manufacture fresh dough on a daily basis and purchase, receive, store and deliver quality pizza-related food products, complementary side items and equipment to all of our company-owned stores and approximately 98% of our domestic franchise stores. Each regional dough manufacturing and distribution center serves an average of 268 stores, generally located within a one-day delivery radius. We regularly supply more than 4,800 stores with various supplies and ingredients, of which nine product groups account for nearly 90% of the volume. Our domestic distribution segment made approximately 650,000 full-service deliveries in 2003, or nearly three deliveries per store, per week, and we produced over 350 million pounds of dough during 2003.

We believe that franchisees choose to obtain food, supplies and equipment from us because we provide the most efficient, convenient and cost-effective alternative, while also providing both quality and consistency. In addition, our domestic distribution segment offers a profit-sharing arrangement to stores that purchase all of their food from our domestic dough manufacturing and distribution centers. This profit-sharing arrangement provides domestic company-owned stores and participating franchisees with 50% of their regional distribution center’s pre-tax profits. Profits are shared with the franchisees based upon each franchisee’s purchases from our distribution centers. We believe these arrangements strengthen our ties with these franchisees.

The information systems used by our domestic dough manufacturing and distribution centers are an integral part of the quality service we provide our stores. We use routing strategies and software to optimize our daily delivery schedules, which maximizes on-time deliveries. Through our strategic dough manufacturing and distribution center locations and proven routing systems, we achieved on-time delivery rates of approximately 99% during 2003. Our distribution center drivers unload food and supplies and stock store shelves typically during non-peak store hours, which minimizes disruptions in store operations.

International

During 2003, our international segment accounted for $96.4 million, or 7%, of our consolidated revenues. During the quarter ended March 21, 2004, our international segment accounted for $25.3 million, or 8%, or our consolidated revenues. We have 473 franchise stores in Mexico, representing the largest presence of any QSR company in Mexico, 303 franchise stores in the United Kingdom, more than 200 franchise stores in each of Australia, Canada and South Korea and over 100 franchise stores in both Japan and Taiwan. The principal sources of revenues from our international operations are royalty payments generated by retail sales from franchise stores, sales of food and supplies to franchisees in certain markets and, to a lesser extent, company-owned store retail sales and fees from master franchise agreements and store openings.

We have grown by more than 750 international stores over the past five years. While our stores are designed for delivery and carry-out, which are less capital-intensive than dine-in, we empower our managers and franchisees to adapt the standard operating model, within certain parameters, to satisfy the local eating habits and consumer preferences of various regions outside the United States. Currently, most of our international stores are operated under master franchise agreements, and we plan to continue entering into master franchise agreements with qualified franchisees to expand our international operations in selected countries. We believe that our international franchise stores appeal to potential franchisees because of our well-recognized brand name, the limited capital expenditures required to open and operate our stores and our system’s store economics. The following table shows our store count as of March 21, 2004 in our top ten international markets, which account for 77% of our international stores:

Market	Number of stores
Mexico	473
United Kingdom	303
Australia	272
Canada	236
South Korea	221
Japan	165
Taiwan	103
India	79
France	60
Netherlands	59

Our franchise program

As of March 21, 2004, our 4,344 domestic franchise stores were owned and operated by our 1,297 domestic franchisees. The success of our franchise formula, which enables franchisees to benefit from our brand name with a relatively low initial capital investment, has attracted a large number of motivated entrepreneurs as franchisees. As of March 21, 2004, the average domestic franchisee operated approximately three stores and had been in our franchise system for over eight years. At the same time, only four of our domestic franchisees operated more than 50 stores, including our largest domestic franchisee who operates 158 stores.

Domestic franchisees

We apply rigorous standards to prospective franchisees. We generally require prospective domestic franchisees to manage a store for at least one year before being granted a franchise. This enables us to observe the operational and financial performance of a potential franchisee prior to entering into a long-term contract. We also restrict the ability of domestic franchisees to become involved in other businesses, which focuses our franchisees’ attention on operating their stores. We believe these standards are unique to the franchise industry and result in qualified and focused franchisees operating their stores.

Franchise agreements

We enter into franchise agreements with domestic franchisees under which the franchisee is granted the right to operate a store in a particular location for a term of ten years, with an option to renew for an additional ten years. We currently have a franchise contract renewal rate of over 99%. Under the current standard franchise agreement, we assign an exclusive area of primary responsibility to each franchise store. During the term of the franchise agreement, the franchisee is required to pay a 5.5% royalty fee on sales, subject, in limited instances, to lower rates based on area development agreements, sales initiatives and new store incentives. We have the contractual right, subject to state law, to terminate a franchise agreement for a variety of reasons, including, but not limited to, a franchisee’s failure to make required payments when due or failure to adhere to specified company policies and standards.

Franchise store development

We provide domestic franchisees with assistance in selecting store sites and conforming the space to the physical specifications required for our stores. Each domestic franchisee selects the location and design for each store, subject to our approval, based on accessibility and visibility of the site and demographic factors, including population density and anticipated traffic levels. We provide design plans and sell fixtures and equipment for most of our franchise stores.

Franchise training and support

Training store managers and employees is a critical component of our success. We require all domestic franchisees to complete initial and ongoing training programs provided by us. In addition, under the standard domestic franchise agreement, domestic franchisees are required to implement training programs for their store employees. We assist our domestic and international franchisees by making training materials available to them for their use in training store managers and employees, including computer-based training materials, comprehensive operations manuals and franchise development classes. We also maintain communications with our franchisees online and through various newsletters.

Franchise operations

We enforce stringent standards over franchise operations to protect our brand name. All franchisees are required to operate their stores in compliance with written policies, standards and specifications, which include matters such as menu items, ingredients, materials, supplies, services, furnishings, decor and signs. Each franchisee has full discretion to determine the prices to be charged to customers. We also provide ongoing support to our franchisees, including training, marketing assistance and consultation to franchisees who experience financial or operational difficulties. We have established several advisory boards, through which franchisees contribute to developing system-wide initiatives.

International franchisees

The vast majority of our franchisees outside of the contiguous United States are master franchisees with franchise and distribution rights for entire regions or countries. In select regions or countries, we franchise directly to individual store operators. Our master franchise agreements generally grant the franchisee exclusive rights to develop or sub-franchise stores and the right to operate distribution centers in a particular geographic area for a term of ten to 20 years, with an option to renew for an additional ten-year term. The agreements typically contain growth clauses requiring franchisees to open a minimum number of stores within a specified period. Prospective master franchisees are required to possess or have access to local market knowledge required to establish and develop Domino’s Pizza stores. The local market knowledge focuses on the ability to identify and access targeted real estate sites along with expertise in local customs, culture, consumer behavior and laws. We also seek candidates that have access to sufficient capital to meet their growth and development plans. The master franchisee is generally required to pay an initial, one-time franchise fee based on the size of the market covered by the master franchise agreement, as well as an additional franchise fee upon the opening of each new store. In addition, the master franchisee is required to pay a continuing royalty fee as a percentage of retail sales, which varies among international markets.

Domino’s image campaign

We have implemented a re-imaging campaign aimed at increasing store sales and market share through improved brand visibility. This campaign involves relocating selected stores, upgrading store interiors, adding new store signs to draw attention to the stores and providing more contemporary uniforms for employees. If a store is already in a desirable location, the store signs and carry-out areas are updated as needed. At December 28, 2003, approximately 88% of our domestic stores had been re-imaged or relocated as part of this campaign, including significantly all of our domestic company-owned stores. We plan to continue to re-image and relocate our domestic stores until each store meets our new image standards.

Marketing operations

We require domestic stores to contribute 3% of their retail sales to fund national marketing and advertising campaigns. In addition to the required national advertising contributions, in those markets where we have co-operative advertising programs, we generally require stores to contribute a minimum of 1% to 2% of their retail sales to market level media campaigns. These funds are administered by Domino’s National Advertising Fund, Inc., or DNAF, our not-for-profit advertising subsidiary. The funds remitted to DNAF are used primarily to purchase television advertising, but also support market research, field communications, commercial production, talent payments and other activities supporting the Domino’s Pizza® brand. DNAF also provides cost-effective print materials to franchisees for use in local marketing that reinforce our national branding strategy. In addition to the national and market level advertising contributions, domestic stores spend additional amounts on local store marketing, including targeted database mailings, saturation print mailings and community involvement through school and civic organizations.

By communicating a common brand message at the national, local market and store levels, we create and reinforce a powerful, consistent marketing message to consumers. This is evidenced by our successful marketing campaign with the slogan, “Get the Door. It’s Domino’s.®”. Over the past five years, we estimate that domestic stores have invested approximately $1.2 billion on national, local and co-operative advertising.

Internationally, marketing efforts are primarily the responsibility of the franchisee in each local market. We assist international franchisees with their marketing efforts through marketing workshops and knowledge sharing of best practices.

Suppliers

We have maintained active relationships of 15 years or more with more than half of our major suppliers. Our suppliers are required to meet strict quality standards to ensure food safety. We review and evaluate our suppliers’ quality assurance programs through, among other actions, on-site visits to ensure compliance with our standards. We believe that the length and quality of our relationships with suppliers provides us with priority service and quality products at competitive prices.

We believe that two factors have been critical to maintaining long-lasting relationships and keeping our purchasing costs low. First, we are one of the largest domestic volume purchasers of pizza-related products such as flour, cheese, sauce and pizza boxes, which allows us to maximize leverage with our suppliers. Second, we use a combination of single-source and multi-source procurement strategies. Each supply category is evaluated along a number of criteria including value of purchasing leverage, consistency of quality and reliability of supply to determine the appropriate number of suppliers. We currently purchase our cheese from a single supplier pursuant to a requirements contract that provides for pricing based on volume. Our cheese cost is primarily determined based on the market price of cheese. Specifically, our cheese cost is based on the market price of cheese plus a supplier margin. The supplier margin can be reduced if certain volume purchase levels are reached. Once a volume purchase level is reached, the supplier margin is reduced and can only be further reduced in the future based upon attainment of higher volume purchase levels. The supplier agreement is terminable by us upon 90 days prior written notice. Our chicken, meat toppings and Crunchy Thin Crust dough products are currently sourced by another single supplier pursuant to requirements contracts that expire in 2005. We have the right to terminate these requirements contracts for quality failures and for uncured breaches. We believe that alternative suppliers for all of these ingredients are available, and all of our other dough ingredients, boxes and sauces are sourced from multiple suppliers. While we would likely incur additional costs if we are required to replace any of our suppliers, we do not believe that such additional costs would have a material adverse effect on our business. We have also entered into a multi-year agreement with Coca-Cola effective January 1, 2003 for the contiguous United States. The contract provides for Coca-Cola to be our exclusive beverage supplier and expires on the later of December 31, 2009 or such time as a minimum number of cases of Coca-Cola® products are purchased by us. We continually evaluate each supply category to determine the optimal sourcing strategy.

We have not experienced any significant shortages of supplies or any delays in receiving our food or beverage inventories, restaurant supplies or products. Prices charged to us by our suppliers are subject to fluctuation, and we have historically been able to pass increased costs and savings on to our stores. We do not engage in commodity hedging.

Competition

U.S. and international pizza delivery and carry-out are highly competitive. Domestically, we compete against regional and local companies as well as national chains, including Pizza Hut® and Papa John’s®. Internationally, we compete against Pizza Hut® and regional and local companies. We generally compete on the basis of product quality, location, delivery time, service and price. We also compete on a broader scale with quick service and other international, national, regional and local restaurants. In addition, the overall food service industry and the QSR sector in particular are intensely competitive with respect to product quality, price, service, convenience and concept. The industry is often affected by changes in consumer tastes, economic conditions, demographic trends and consumers’ disposable income. We compete within the food service industry and the QSR sector not only for customers, but also for personnel, suitable real estate sites and qualified franchisees.

Government regulation

We are subject to various federal, state and local laws affecting the operation of our business, as are our franchisees, including various health, sanitation, fire and safety standards. Each store is subject to licensing and regulation by a number of governmental authorities, which include zoning, health, safety, sanitation, building and fire agencies in the jurisdiction in which the store is located. In connection with the re-imaging of our stores, we may be required to expend funds to meet certain federal, state and local regulations, including regulations requiring that remodeled or altered stores be accessible to persons with disabilities. Difficulties in obtaining, or the failure to obtain, required licenses or approvals could delay or prevent the opening of a new store in a particular area or cause an existing store to cease operations. Our distribution facilities are licensed and subject to similar regulations by federal, state and local health and fire codes.

We are also subject to the Fair Labor Standards Act and various other laws governing such matters as minimum wage requirements, overtime and other working conditions and citizenship requirements. A significant number of our food service personnel are paid at rates related to the federal minimum wage, and past increases in the minimum wage have increased our labor costs as would future increases.

We are subject to the rules and regulations of the Federal Trade Commission and various state laws regulating the offer and sale of franchises. The Federal Trade Commission and various state laws require that we furnish a franchise offering circular containing certain information to prospective franchisees, and a number of states require registration of the franchise offering circular with state authorities. We are operating under exemptions from registration in several states based on the net worth of our operating subsidiary, Domino’s Pizza LLC, and experience. Substantive state laws that regulate the franchisor-franchisee relationship presently exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor-franchisee relationship. The state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply. We believe that our uniform franchise offering circular, together with any applicable state versions or supplements, and franchising procedures comply in all material respects with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising in those states in which we have offered franchises.

Internationally, our franchise stores are subject to national and local laws and regulations that often are similar to those affecting our domestic stores, including laws and regulations concerning franchises, labor, health, sanitation and safety. Our international franchise stores are also often subject to tariffs and regulations on imported commodities and equipment, and laws regulating foreign investment. We believe that our international disclosure statements, franchise offering documents and franchising procedures comply in all material respects with the laws of the foreign countries in which we have offered franchises.

Trademarks

We have many registered trademarks and service marks and believe that the Domino’s® mark and Domino’s Pizza® names and logos, in particular, have significant value and are important to our business. Our policy is to pursue registration of our trademarks and to vigorously oppose the infringement of any of our trademarks. We license the use of our registered marks to franchisees through franchise agreements.

Environmental matters

We are not aware of any federal, state or local environmental laws or regulations that will materially affect our earnings or competitive position, or result in material capital expenditures. However, we cannot predict the effect of possible future environmental legislation or regulations. During 2003, there were no material capital expenditures for environmental control facilities, and no such material expenditures are anticipated in 2004.

Employees

As of March 21, 2004, we had approximately 13,300 employees, who we refer to as team members, in our company-owned stores, dough manufacturing and distribution centers, World

Resource Center, our corporate headquarters, and zone offices. As franchisees are independent business owners, they and their employees are not included in our employee count. We consider our relationship with our employees and franchisees to be good. We estimate the total number of people who work in the Domino’s Pizza system, including our employees, franchisees and the employees of franchisees, was approximately 145,000 as of March 21, 2004.

None of our employees are represented by a labor union or covered by a collective bargaining agreement other than statutorily mandated programs in European countries where we operate.

Driver safety

Our commitment to safety is embodied in our hiring, training and review process. Before an applicant is considered for hire as a delivery driver, motor vehicle records are reviewed to ensure a minimum two-year safe driving record. In addition, we require regular checks of driving records and proof of insurance for delivery drivers throughout their employment with us. Each Domino’s driver, including drivers employed by franchisees, must complete our safe delivery training program. We have also implemented several company-wide safe driving incentive programs.

Our safety and security department oversees security matters for our stores. Regional security and safety directors oversee security measures at store locations and assist local authorities in investigations of incidents involving our stores or personnel.

Community activities

We believe in supporting the communities we serve. This is evidenced by our strong support of the Domino’s Pizza Partners Foundation. The foundation is a separate, not-for-profit organization that was established in 1986 to assist Domino’s Pizza team members in times of tragedy and special need. In 2003, we and our employees and franchisees contributed over $1.3 million to the foundation’s efforts, including a $250,000 contribution by us, and, since its inception, the foundation has supplied millions of dollars to team members in need.

From 2001 through March 2004, we had a national partnership with the Make-A-Wish Foundation. Through this alliance, we dedicated ourselves to deliver wishes to children with life threatening illnesses and assist the foundation with its benevolent volunteer efforts through heightened awareness and direct contributions. Under this commitment, we have satisfied the wishes of more than 25 children. In March 2004, we announced a two-year national charitable commitment to St. Jude Children’s Research Hospital.

Research and development

We operate research and product development facilities at our World Resource Center in Ann Arbor, Michigan. Company-sponsored research and development activities, which include, among other things, testing new products for possible menu additions, are an important activity to us and our franchisees. We do not consider the amounts we spend on research and development to be material.

Insurance

We maintain insurance coverage for general liability, owned and non-owned automobile liability, workers’ compensation, employment practices liability, directors’ and officers’ liability,

fiduciary, property (including leaseholds and equipment, as well as business interruption), commercial crime, global risks and other coverages in such form and with such limits as we believe are customary for a business of our size and type.

We are partially self-insured for workers’ compensation, general liability and owned and non-owned automobile liabilities for certain periods prior to December 1998 and for periods after December 2001. We are generally responsible for up to $1.0 million per occurrence under these retention programs for workers’ compensation and general liability. We are also generally responsible for between $500,000 and $3.0 million per occurrence under these retention programs for owned and non-owned automobile liabilities. Pursuant to the terms of our standard franchise agreement, franchisees are also required to maintain minimum levels of insurance coverage at their expense and to have us named as an additional insured on their liability policies.

Legal proceedings

We are a party to lawsuits, revenue agent reviews by taxing authorities and legal proceedings arising in the ordinary course of business, of which the majority involve workers’ compensation, employment practices liability, general liability, automobile and franchisee claims. We believe that these matters, individually and in the aggregate, will not have a significant adverse effect on our financial condition and that our established reserves adequately provide for the estimated resolution of such claims.

Properties

We lease approximately 200,000 square feet for our World Resource Center and distribution facility located in Ann Arbor, Michigan under an operating lease with Domino’s Farms Office Park, L.L.C., a related party. The lease, as amended, expires in December 2013 and has two five-year renewal options.

We own four domestic company-owned store buildings and five distribution center buildings. We also own ten store buildings which we lease to domestic franchisees. All other domestic company-owned stores are leased by us, typically under five-year leases with one or two five-year renewal options. All other domestic distribution centers are leased by us, typically under leases ranging between five and 15 years with one or two five-year renewal options. All other franchise stores are leased or owned directly by the respective franchisees. We believe that our existing headquarters and other leased and owned facilities are adequate to meet our current requirements.

Management

Executive officers and directors

The following table sets forth information about our executive officers and directors and their ages as of April 30, 2004.

Name	Age	Position
David A. Brandon	51	Chairman, Chief Executive Officer and Director

Harry J. Silverman	45	Chief Financial Officer and Executive Vice President of Finance

Michael D. Soignet	45	Executive Vice President of Maintain High Standards—Distribution

J. Patrick Doyle	40	Executive Vice President of International

James G. Stansik	48	Executive Vice President of Flawless Execution—Franchise Operations

Patrick W. Knotts	49	Executive Vice President of Flawless Execution—Corporate Operations

Ken C. Calwell	41	Executive Vice President of Build the Brand

Patricia A. Wilmot	55	Executive Vice President of PeopleFirst

Elisa D. Garcia C.	46	Executive Vice President, General Counsel and Secretary

Lynn M. Liddle	47	Executive Vice President of Communications and Investor Relations

Timothy J. Monteith	51	Chief Information Officer

Andrew B. Balson	37	Director

Dennis F. Hightower	62	Director

Mark E. Nunnelly	45	Director

Robert M. Rosenberg	66	Director

We anticipate that additional directors who are not affiliated with us or any of our stockholders will be appointed to the board of directors within twelve months of the closing of this offering resulting in a board comprised of a majority of independent directors. In addition, Mr. Silverman will be appointed to the board of directors effective upon the closing of this offering.

David A. Brandon has served as our Chairman, Chief Executive Officer and as a Director since March 1999. Mr. Brandon has also served as Chairman, Chief Executive Officer and as a Manager of Domino’s Pizza LLC since March 1999. Mr. Brandon was President and Chief Executive Officer of Valassis, Inc., a company in the sales promotion and coupon industries, from 1989 to 1998 and Chairman of the Board of Directors of Valassis, Inc. from 1997 to 1998. Mr. Brandon serves on the Boards of Directors of The TJX Companies, Inc., Burger King Corporation and Kaydon Corporation. Mr. Brandon also serves on the Board of Regents for the University of Michigan.

Harry J. Silverman has served as our Chief Financial Officer and Executive Vice President of Finance since 1993. Mr. Silverman has served as Vice President of Domino’s, Inc. since December

1998 and as Treasurer of Domino’s, Inc. from February 2000 to September 2001. Mr. Silverman joined Domino’s in 1985. Mr. Silverman serves on the Board of Directors of Able Laboratories, Inc.

Michael D. Soignet has served as our Executive Vice President of Maintain High Standards— Distribution since 1993, overseeing global distribution center operations. Mr. Soignet joined Domino’s in 1981.

J. Patrick Doyle has served as our Executive Vice President of International since May 1999 and as interim Executive Vice President of Build the Brand from December 2000 to July 2001. Mr. Doyle served as Senior Vice President of Marketing from the time he joined Domino’s in 1997 until May 1999. From 1991 to 1997, Mr. Doyle served as Vice President and General Manager of Gerber Products Company for its U.S. baby food business and as Vice President and General Manager of its Canadian subsidiary.

James G. Stansik has served as our Executive Vice President of Flawless Execution—Franchise Operations since December 2003. Mr. Stansik served as Special Assistant to the Chief Executive Officer from August 1999 through December 2003 and also served as interim Executive Vice President of Flawless Execution—Corporate Operations of Domino’s from July 2000 through January 2001. Mr. Stansik was Senior Vice President of Franchise Administration of Domino’s from 1994 through August 1999. Mr. Stansik joined Domino’s in 1985.

Patrick W. Knotts has served as our Executive Vice President of Flawless Execution—Corporate Operations since December 2003, a position he also held from January 2001 to June 2002. From June 2002 to December 2003, Mr. Knotts served as Executive Vice President of Flawless Execution for both our corporate and franchise operations. Mr. Knotts served as senior vice president of operations for Mrs. Fields Original Cookie, Inc. from September 1996 to January 2001. Mr. Knotts served in various positions, including executive vice president of operations, at Midial S.A., U.S. retail group, from January 1992 to September 1996.

Ken C. Calwell has served as our Executive Vice President of Build the Brand since July 2001. Mr. Calwell served as vice president—new product marketing, research and testing for Wendy’s International Inc. from 1998 to June 2001. From 1996 to 1998, Mr. Calwell served as a senior director of marketing—food service for the Frito Lay division of PepsiCo, Inc. and from 1988 to 1996, Mr. Calwell served in various marketing positions for PepsiCo’s Pizza Hut division, including senior director of marketing from 1995 to 1996.

Patricia A. Wilmot has served as our Executive Vice President of PeopleFirst since July 2000. Ms. Wilmot was a human resources consultant from May 1999 to June 2000. Ms. Wilmot served as vice president, human resources for Brach & Brock Confections from January 1998 to May 1999 and as vice president, human and strategic planning for ACX Technologies from 1996 to 1998. Ms. Wilmot served as senior vice president of human resources for the Häagen-Dazs Company from 1993 to 1996.

Elisa D. Garcia C. has served as our Executive Vice President and General Counsel since April 2000. She has also served as our secretary since May 2000. Ms. Garcia was regional counsel for Philip Morris International Inc.’s northern Latin America region from 1998 to April 2000, prior to which she was assistant regional counsel for Latin America since 1994.

Lynn M. Liddle, Executive Vice President, Communications and Investor Relations, has been with Domino’s since November 2002. Prior to joining Domino’s, Ms. Liddle was vice president, investor relations and communications center, for Valassis, Inc. from 1992 to November 2002. Ms. Liddle joined Valassis in 1981.

Timothy J. Monteith has served as our Chief Information Officer since October 1999. Mr. Monteith served as the Senior Vice President of Information Services and Administration of Domino’s from 1992 to 1999.

Andrew B. Balson has served on our board of directors since March 1999. Mr. Balson also serves on the Audit Committee of the board of directors. Mr. Balson has been a Managing Director of Bain Capital, a global investment company, since January 2001. Mr. Balson became a Principal of Bain Capital in June 1998, prior to which he was an Associate from 1996 to 1998. From 1994 to 1996, Mr. Balson was a consultant at Bain & Company. Mr. Balson serves on the Boards of Directors of Burger King Corporation and a number of other private companies.

Dennis F. Hightower has served on our board of directors and serves as the Chair of the Audit Committee of our board of directors since February 2003. Mr. Hightower served as chief executive officer of Europe Online Networks, S.A., a broadband interactive entertainment provider, from June 2000 to February 2001. He was Professor of Management at the Harvard Business School from July 1997 to June 2000 and a Senior Lecturer from July 1996 to July 1997. He was previously employed by The Walt Disney Company, serving as president of Walt Disney Television & Telecommunications, president of Disney Consumer Products (Europe, Middle East and Africa) and related service in executive positions in Europe. He serves on the Boards of Directors of Accenture, Ltd., The Gillette Company, Northwest Airlines, Inc., The TJX Companies, Inc. and PanAmSat Corporation.

Mark E. Nunnelly has served on our board of directors since December 1998. Mr. Nunnelly is a Managing Director of Bain Capital, a global investment company. Prior to joining Bain Capital in 1990, Mr. Nunnelly was a Partner of Bain & Company, a global management consulting firm. Mr. Nunnelly serves on the Boards of Directors of Houghton-Mifflin Company, Warner Music and DoubleClick, Inc., as well as a number of private companies and not-for-profit corporations.

Robert M. Rosenberg has served on our board of directors since April 1999. Mr. Rosenberg also serves on the Audit Committee of the board of directors. Mr. Rosenberg served as president and chief executive officer of Allied Domecq Retailing, USA from 1993 to August 1999 when he retired. Allied Domecq Retailing, USA is comprised of Dunkin’ Donuts, Baskin-Robbins and Togo’s Eateries. Mr. Rosenberg also serves on the Boards of Directors of Sonic Corp. and Buffets, Inc.

Board composition

Each director serves until a successor is duly elected and qualified or until the earlier of his death, resignation or removal. All members of our board of directors set forth herein were elected pursuant to a stockholders agreement that was entered into in connection with our 1998 recapitalization. There are no family relationships between any of our directors or executive officers. Our executive officers are elected by and serve at the discretion of the board of directors. The board of directors has determined that each of Messrs. Hightower and Rosenberg is an audit committee financial expert.

Before we complete this offering, our board will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs. Balson and Silverman will be in the class of directors whose term expires at the 2005 annual meeting of our stockholders. Messrs. Nunnelly and Brandon will be in the class of directors whose term expires at the 2006 annual meeting of our stockholders. Messrs. Rosenberg and Hightower will be in the class of directors whose term expires at the 2007 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

Committees of board of directors

Prior to this offering, our board of directors had one committee, the audit committee. Prior to the closing of this offering, the board of directors will establish two additional committees, the compensation committee and the nominating and corporate governance committee. The board may also establish other committees to assist in the discharge of its responsibilities.

The audit committee selects the independent auditors to be nominated for election by the stockholders and reviews the independence of such auditors, approves the scope of the annual audit activities of the independent auditors, approves the audit fee payable to the independent auditors and reviews such audit results with the independent auditors. The audit committee is currently composed of Messrs. Hightower, Rosenberg and Balson and, following this offering, subject to the applicable transition rules of the New York Stock Exchange, will be comprised solely of directors who meet the independence requirements established by the New York Stock Exchange and applicable law. PricewaterhouseCoopers LLP currently serves as our independent auditor.

The duties of the compensation committee will be to provide a general review of our compensation and benefit plans to ensure that they meet our objectives. In addition, the compensation committee will review the chief executive officer’s recommendations on compensation of our executive officers and make recommendations for adopting and changing major compensation policies and practices. The compensation committee will report its recommendations to the full board of directors for approval and authorization. It will also fix, subject to approval by the full board, the annual compensation of the chief executive officer and administer our stock plans. The compensation committee will be comprised of at least two non-employee directors (as defined in Rule 16b-3 under the Securities Exchange Act) who do not have “interlocking” or other relationships with us that would detract from their independence as committee members. Following completion of this offering, the members of the compensation committee will be Messrs. Hightower, Nunnelly and Rosenberg.

The nominating and corporate governance committee will be responsible for identifying and recommending potential candidates qualified to become board members, recommending directors for appointment to board committees and developing and recommending to the board a set of corporate governance principles. Following the completion of this offering, the nominating and corporate governance committee will be comprised of Messrs. Balson, Hightower and Nunnelly.

Director compensation

We reimburse members of the Board of Directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. In addition, we may compensate independent members of the Board of Directors for services provided in such capacity.

In April 1999, Mr. Rosenberg, an independent director, was granted an option to purchase 37,036 shares of our non-voting common stock. This option is fully vested. Mr. Rosenberg was also paid $10,000 per year in 2001 and 2002 for his service to the Board of Directors. On July 1, 2003, Mr. Rosenberg was granted an option to purchase an additional 5,000 shares of our non-voting common stock, which will vest on July 1, 2004.

Mr. Hightower, an independent director appointed in February 2003, was granted an option to purchase 5,000 shares of our non-voting common stock. This option is fully vested. Effective on each of July 1, 2003 and January 1, 2004, Mr. Hightower was granted an option to purchase an additional 5,000 shares of our non-voting common stock, which will vest on July 1, 2004 and January 1, 2005, respectively.

Commencing in 2003, Messrs. Hightower and Rosenberg, our independent directors, each receive $30,000 per year in director fees for their services as directors, plus $1,000 per board of directors and/or committee meeting attended. Mr. Hightower also receives $5,000 for his services as chair of the Audit Committee. During 2003, these directors were paid amounts in accordance with these guidelines.

The remaining directors do not receive compensation for their service as directors.

Executive compensation

The following table sets forth information concerning the compensation for fiscal 2003, 2002 and 2001 of David A. Brandon, our chairman and chief executive officer, and our four other most highly compensated executive officers at the end of our last fiscal year. For ease of reference, we collectively refer to these executive officers throughout this section as our “named executive officers.”

Summary compensation table

		Annual compensation		Long-term compensation
Name and principal position	Year	Salary($)	Bonus($)(1)	Other annual compensation($)(2)	Securities underlying options(#)(3)	All other compensation($)(4)
David A. Brandon	2003	$600,000	$4,548,780	$304,357	293,333	$13,875	(5)
Chairman and Chief	2002	600,000	1,200,000	59,454	166,666	20,863
Executive Officer	2001	600,000	1,100,000	—	—	1,575

Harry J. Silverman	2003	310,000	1,925,998	59,194	166,666	6,662	(6)
Chief Financial	2002	310,000	510,000	—	33,333	6,700
Officer, Executive	2001	310,000	550,000	—	—	6,173
Vice President of Finance

Michael D. Soignet	2003	285,000	1,795,998	59,221	150,000	6,695	(7)
Executive Vice	2002	285,000	470,000	—	33,333	7,594
President of Maintain High Standards— Distribution	2001	285,000	505,000	—	—	6,143

J. Patrick Doyle	2003	260,000	876,000	—	140,000	9,024	(8)
Executive Vice	2002	260,000	415,000	—	26,666	5,768
President of International	2001	260,000	455,000	—	—	6,080

James G. Stansik	2003	223,000	803,500	—	116,666	6,092	(9)
Executive Vice	2002	223,000	370,000	—	26,666	8,024
President of Flawless Execution—Franchise Operations	2001	221,577	400,000	—	—	8,338
(1)	In 2003, the amounts presented represent annual bonuses as determined by the board of directors in conformance with the formula in each named executive officer’s employment agreement, as well as amounts received in connection with our recapitalization in June 2003, which were based on certain option holdings of the named executive officers. The following table details each named executive officer’s annual bonus and non-recurring payments relating to the 2003 recapitalization.

	Annual bonus	Recapitalization payment	Total
David A Brandon	$1,200,000	$3,348,780	$4,548,780
Harry J. Silverman	400,000	1,525,998	1,925,998
Michael D. Soignet	365,000	1,430,998	1,795,998
J. Patrick Doyle	325,000	551,000	876,000
James G. Stansik	300,000	503,500	803,500
(2)	Except as otherwise indicated, none of the perquisites and other benefits paid to our named executive officers exceeded the lesser of $50,000 and 10% of the total annual salary and bonus received by such named executive officer. The 2002 amounts primarily represent amounts related to the use of our airplane. The 2003 amounts primarily represent amounts reimbursed by us for the payment of taxes.
(3)	The options are for the purchase of shares of our non-voting common stock, which were initially granted by TISM, Inc. prior to the reclassification.
(4)	These amounts primarily represent reimbursement for certain medical bills and term life insurance premiums paid by us for the benefit of the named executive officers and contributions made under our 401(k) plan.
(5)	Includes (i) $702 of insurance premiums paid by us on behalf of Mr. Brandon for a personal liability insurance policy, (ii) $4,000 of matching contributions under our 401(k) plan, (iii) $6,186 of medical reimbursements, (iv) $1,518 for a group term life policy, and (v) $1,469 in a long-term bonus.
(6)	Includes (i) $702 of insurance premiums paid by us on behalf of Mr. Silverman for personal liability insurance and long-term disability policies, (ii) $4,000 of matching contributions under our 401(k) plan, (iii) $850 of medical reimbursements, (iv) $312 for a group term life policy, (v) $676 in a long-term bonus, and (vi) $122 in other awards.
(7)	Includes (i) $702 of insurance premiums paid by us on behalf of Mr. Soignet for personal liability insurance and long-term disability policies, (ii) $4,000 of matching contributions under our 401(k) plan, (iii) $1,035 of medical reimbursements, (iv) $282 for a group term life policy, and (v) $676 in a long-term bonus.
(8)	Includes (i) $702 of insurance premiums paid by us on behalf of Mr. Doyle for personal liability insurance and long-term disability policies, (ii) $4,000 of matching contributions under our 401(k) plan, (iii) $3,605 of medical reimbursements, (iv) $252 for a group term life policy, and (v) $465 in a long-term bonus.
(9)	Includes (i) $702 of insurance premiums paid by us on behalf of Mr. Stansik for personal liability insurance and long-term disability policies, (ii) $4,000 of matching contributions under our 401(k) plan, (iii) $311 for a group term life policy, and (iv) $1,079 in a long-term bonus.

Option grants

The following table sets forth information regarding stock options granted to our named executive officers during the last fiscal year. Options granted are generally granted at 100% of fair value of the underlying stock at the date of grant, expire ten years from the date of grant and vest within five years from the grant date. All options vest immediately in the event of a change in control, as defined, of Domino’s Pizza, Inc.

Option grants in fiscal 2003

	Number of securities underlying options granted(1)	Percent of total options granted to employees in fiscal year	Exercise price ($/Share)	Expiration date	Potential realizable value at assumed annual rates of stock price appreciation for option term(2)
Name					5%	10%
David A. Brandon	293,333	14.0%	$8.66	7/1/13	$1,596,638	$4,046,193
Harry J. Silverman	166,666	7.9%	8.66	7/1/13	907,180	2,298,973
Michael D. Soignet	150,000	7.2%	8.66	7/1/13	816,462	2,069,076
J. Patrick Doyle	140,000	6.7%	8.66	7/1/13	762,032	1,931,138
James G. Stansik	116,666	5.6%	8.66	7/1/13	635,026	1,609,281
(1)	Options relate to shares of non-voting common stock and were awarded by our board of directors under our stock option plan.
(2)	The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the optionholder’s continued employment through the option period and the date on which the options are exercised. If our common stock does not increase in value after the grant date of the options, the options are valueless.

Option exercises and fiscal year-end option values

The following table sets forth information for the named executive officers concerning stock option exercises during the year ended December 28, 2003 and options outstanding at the end of our last fiscal year. None of the named executive officers acquired any shares upon the exercise of outstanding options in fiscal 2003.

Aggregate option exercises in fiscal 2003 and fiscal year-end option values

	Shares acquired on exercise	Value realized	Number of securities underlying unexercised options at fiscal year end(1)		Value of unexercised in-the-money options at fiscal year end(2)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
David A. Brandon	—	$—	1,175,010	293,333	$9,825,096	$321,200
Harry J. Silverman	—	—	407,406	166,666	3,564,443	182,500
Michael D. Soignet	—	—	374,073	150,000	3,264,443	164,250
J. Patrick Doyle	—	—	193,332	140,000	1,620,000	153,300
James G. Stansik	—	—	176,666	116,666	1,470,000	127,750
(1)	The numbers reported reflect that Messrs. Brandon, Silverman, Soignet, Doyle and Stansik have the option to purchase 1,468,343, 566,666, 516,666, 333,333 and 293,332 shares, respectively, of non-voting common stock. Additionally, Messrs. Silverman and Soignet each have the option to purchase 7,407 shares of Class L common stock. The Class L options are fully vested as of December 28, 2003 and will be repurchased by us immediately prior to this offering. See “Relationships and transactions with related parties—Repurchase of Class L stock options.”

(2)	There was no public trading market for our non-voting common stock as of December 28, 2003. Accordingly, these values have been calculated on the basis of the estimated fair market value of such securities on December 28, 2003, as determined by our board of directors, less the applicable exercise price. The estimated fair value of the common stock used in the above calculation was $9.75 per share at December 28, 2003. The in-the-money value reported for Messrs. Silverman and Soignet include an estimate of fair value on the Class L common stock based upon the 12% preference amount compounded quarterly from the date of grant until December 28, 2003, which was equal to $76.20 per share.

Employment arrangements

Mr. Brandon is employed as our chief executive officer pursuant to an employment agreement that terminates on December 31, 2008. Under the employment agreement, Mr. Brandon is entitled to receive an annual salary of $600,000 and is eligible for an annual bonus based on achievement of performance objectives. If Mr. Brandon is terminated other than for cause or resigns voluntarily for good reason, he is entitled to receive continued salary for two years. In addition, in those circumstances or if Mr. Brandon serves through December 31, 2008, each of Mr. Brandon and his wife is entitled to receive continued health insurance paid by us for the remainder of their lives. In connection with the recapitalization in June 2003, Mr. Brandon’s options to purchase shares of our non-voting common stock became fully vested. On July 1, 2003, Mr. Brandon was granted additional options to purchase 293,333 shares of non-voting common stock at an exercise price of $8.66 per share, which options will vest 20% per year, subject to acceleration in specified circumstances involving either a change of control of Domino’s, as described below, or a termination of employment without cause or for good reason. We also have a time-sharing agreement with Mr. Brandon that requires him to reimburse us for his personal use of our corporate aircraft pursuant to a statutory formula.

Each of our other named executive officers is employed pursuant to a written employment agreement, terminable at will by either party. Under each employment agreement, the named executive officer is entitled to receive an annual salary and an annual formula bonus based on achievement of performance objectives and is eligible to receive a discretionary bonus. Under their respective employment agreements, Messrs. Silverman, Soignet, Doyle and Stansik are entitled to receive an annual base salary of $310,000, $285,000, $260,000 and $223,000, respectively. If the employment of any such named executive officer is terminated other than for cause or if he resigns voluntarily for good reason, he is entitled to continue to receive his salary for twelve months plus any earned but unpaid bonus. In addition, if any such named executive officer’s employment is terminated by reason of physical or mental disability, he is entitled to receive continued salary less the amount of disability income benefits received by him and continued coverage under group medical plans for 18 months. In addition, each of the named executive officers is subject to non-competition, non-solicitation and confidentiality provisions.

Each of our other executive officers is elected by and serves at the discretion of the board of directors.

Change-of-control provisions

The stock option agreements of our named executive officers provide that upon a change in control of Domino’s Pizza, Inc., the options granted to the named executive officers shall become immediately vested, but exercisable only as to an additional 20% per year. After a change in control, however, should the named executive officer terminate his employment for good reason (as defined), or if we terminate the named executive officer without cause (as defined), all options will become immediately exercisable. Consummation of this offering will not trigger the change of control provision under these stock option agreements.

Deferred compensation plan

We have adopted a deferred compensation plan for the benefit of some of our executive and managerial employees, including the named executive officers. Under the plan, eligible employees are permitted to defer up to 40% of their compensation. The amounts under the plan are required to be paid upon termination of employment or a change in control of Domino’s Pizza, Inc. Consummation of this offering will not trigger the change of control provision under this plan.

Senior executive deferred bonus plan

Prior to our 1998 recapitalization, we entered into bonus agreements with Messrs. Silverman and Soignet. The bonus agreements, as amended, provided for bonus payments, a portion of which were payable in cash upon the closing of the recapitalization, and a portion of which were deferred under the senior executive deferred bonus plan. We adopted a senior executive deferred bonus plan, effective December 21, 1998, which established deferred bonus accounts for the benefit of the two executives listed above. We must pay the deferred amounts in each account to the respective executive upon the earlier of (i) a change of control, (ii) a qualified public offering, (iii) the cancellation or forfeiture of stock options held by such executive, or (iv) ten years and 180 days after December 21, 1998. If our board of directors terminates the plan, we may pay the amounts in the deferred bonus accounts to the participating executives at that time or make the payments as if the plan had continued to be in effect. Upon the closing of this offering, Messrs. Silverman and Soignet will each receive $500,000 and our senior executive deferred bonus plan will be terminated.

Compensation committee interlocks and insider participation

Prior to the closing of this offering, we did not have a compensation committee. Compensation for our named executive officers for 2003 was established pursuant to the terms of their employment agreements with us. Compensation decisions regarding our other executive officers were made pursuant to the terms of their respective employment agreements by our board of directors. Mr. Brandon participated in discussions with the board of directors concerning executive officer compensation. Following the closing of this offering, the compensation committee is expected to be comprised of at least two non-employee directors (as defined in Rule 16b-3 under the Securities Exchange Act), who do not have “interlocking” or other relationships with us that would detract from their independence as committee members.

Stock plans

Description of outstanding options

At March 21, 2004, there were outstanding options to purchase 5,916,883 shares of non-voting common stock at a weighted average exercise price of $4.17 per share of which options to purchase 3,934,955 shares were exercisable at a weighted average exercise price of $1.90 per share. In addition, there were outstanding options to purchase 14,814 shares of Class L common stock all of which were exercisable at an exercise price of $60.75 per share. Prior to the closing of this offering, we intend to amend our existing stock option plan to terminate our ability to grant additional awards and adopt the 2004 Equity Incentive Plan and the 2004 Employee Stock Purchase Plan. Outstanding awards previously granted under our existing stock option plan will continue to be governed by such plan. The non-voting common stock issuable upon exercise of all such options is convertible into shares of our common stock upon transfer to a non-affiliate of the holder or otherwise in a brokerage transaction.

2004 Equity Incentive Plan

The 2004 Equity Incentive Plan, or the 2004 Plan, has been adopted by our board of directors and approved by our stockholders. As of the date of this prospectus, no awards have been made under the 2004 Plan.

The 2004 Plan provides for the grant of awards, which may consist of any or a combination of stock options, stock appreciation rights, or SARs, restricted stock, unrestricted stock, deferred stock, securities (other than options) that are convertible into stock, performance awards and grants of cash made in connection with the other awards to help defray in whole or in part the economic cost of the award to the participant. The board may make grants to employees, directors, consultants and other service providers. The number of shares to be reserved for issuance under the 2004 Plan includes (1) 5,600,000 shares of common stock plus (2) any shares returned to the 2004 Plan as a result of termination of options that were granted under the 2004 Plan (by reason of forfeiture), plus shares held back in satisfaction of tax withholding requirements from shares that would otherwise have been delivered pursuant to an award.

The maximum number of shares of stock for which options may be granted to any person in any calendar year, the maximum number of shares of stock subject to SARs granted to any person in any calendar year and the aggregate maximum number of shares of stock subject to other awards that may be delivered to any person in any calendar year will each be 1,000,000.

Our board of directors, or a committee appointed by our board of directors, will administer our 2004 Plan and will have the power to interpret the 2004 Plan’s terms, determine the terms of each award granted, including the exercise price of the option or SAR, the purchase price of each share of stock, the time at which each award will vest, any restrictions applicable to any award, the number of shares subject to each option or SAR, the exercisability thereof and the form of consideration payable upon such exercise. With respect to performance-based awards that are intended to comply with Section 162(m) of the Internal Revenue Code, the determination of the performance targets and the satisfaction of those targets will be determined by a committee of at least three “disinterested directors” as required by Section 162(m) of the Internal Revenue Code.

Awards granted under the 2004 Plan are generally not transferable by the participant, and each award is exercisable during the lifetime of the participant. Stock options and SARs granted under the 2004 Plan must generally be exercised within six months after the end of a participant’s status as our employee, director or consultant, or within 12 months after that participant’s death or disability, but in no event later than the expiration of the option term.

Incentive stock options may be granted only to employees. The exercise price of all incentive stock options granted under the 2004 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of non-statutory stock options granted under the 2004 Plan is determined by the administrator, but with respect to non-statutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the total combined voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option grant must be at least equal to 110% of the fair market value on the grant date, and the term of such incentive stock option must not exceed five years. The term of all other incentive stock options granted under the 2004 Plan may not exceed ten years.

The 2004 Plan provides that in the event we merge with or into another corporation or sell all or substantially all of our assets, all outstanding awards will vest and become exercisable and all deferrals that are not measured by reference to nor payable in shares of stock will be accelerated and upon consummation of the transaction all outstanding awards will be forfeited unless assumed by the successor corporation entity or its affiliate. Unless otherwise determined by the administrator, in the event of such a transaction, all awards that are payable in the form of stock and that have not been exercised, exchanged or converted are converted into the right to receive the consideration paid in the transaction. In connection with such transaction, the acquiring or surviving entity may provide for substitute or replacement awards on such terms as the administrator determines, except that no such replacement or substitution will diminish any acceleration.

The administrator may amend the 2004 Plan and any outstanding award, or may terminate the 2004 Plan as to any further grants, but no such amendment will effectuate a change, without stockholder approval, for which stockholder approval is required in order for the 2004 Plan to continue to qualify under Section 422 of the Internal Revenue Code and for awards to be eligible for the performance-based exception under Section 162(m) of the Internal Revenue Code.

2004 Employee Stock Purchase Plan

The 2004 Employee Stock Purchase Plan, or the stock purchase plan, has been adopted by our board of directors and approved by our stockholders. The stock purchase plan was established to give eligible employees the opportunity to use voluntary, systematic payroll deductions, from 1 to 15% of each eligible employee’s compensation to purchase shares of our common stock at a discounted price. We believe that ownership of stock by our employees will enhance employee commitment to our success, growth and development.

Subject to restrictions, each of our employees whose customary employment is more than 20 hours per week is eligible to participate in the stock purchase plan (except those employees whose participation is not permitted under applicable law). An employee who owns or is deemed to own shares of stock representing 5% or more of the combined voting power or value of all classes of our stock will not be eligible to participate in the stock purchase plan. We have reserved 1,000,000 shares of common stock for issuance in connection with the stock purchase plan.

Under the stock purchase plan, each calendar year is an “option period”, except the first year, which will begin on the date the plan is implemented following this offering and will end on December 31, 2004. An option is granted to each participating employee on the first day of the option period in a maximum number of shares of common stock equal to $25,000 divided by the fair market value of a share of common stock on that day. Each eligible employee who is employed by the Company on November 1 may participate in the plan for the next option period, except that for the first option period, employees must be eligible on July 1, 2004. There are twelve “exercise periods” in each option period (except in the first option period, which has four exercise periods), and stock is purchased under the plan at the end of each exercise period.

The purchase price of a share of common stock under the plan is 85% of the fair market value of the common stock on the date the share is purchased. For this purpose, fair market value is determined based on the closing price of a share of stock on that day (or the immediately preceding day if the last day of the exercise period is not a trading day). The total number of shares purchased for the exercise period is equal to the balance to the credit of the participant’s account on the purchase date divided by the purchase price per share (but not more than the total number of shares with respect to which the option was granted on the first day of the option period).

An eligible employee may elect to participate in the stock purchase plan by filing a payroll deduction authorization with the Company in any specified amount (from 1% to 15% of compensation) prior to the beginning of the option period; such authorizations carry over from period to period. A participating employee may not change his or her deduction authorization until the beginning of the next option period following the request for a change, except that an employee may reduce his or her payroll deduction authorization to zero at anytime and terminate participation in the stock purchase plan for the remainder of that option period. An eligible employee shall be eligible to participate in the stock purchase plan again at the beginning of the next option period. All amounts withheld from pay will be credited to an account on the books of the Company in the participant’s name; such accounts are unfunded and will not be credited with interest.

Account balances of employees who terminate participation in the stock purchase plan, whether by reducing the payroll deduction amount to zero (or revoking an authorization) or by terminating employment with us or by becoming ineligible to participate shall remain held under the stock purchase plan and applied to the purchase of stock at the end of the exercise period. Stock purchased under the plan is subject to a twelve month holding period (unless specified otherwise by the board of directors).

Set forth below is a summary of how the stock purchase plan will operate:

•	Each employee who is eligible to participate in the stock purchase plan will file a payroll deduction authorization, specifying from 1-15% of compensation. Amounts will be withheld from pay and at the end of each calendar month will be applied to purchase shares at a discount. The shares will be held in a brokerage account established at a broker of the Company’s choosing in the participant’s name.

•	The cost per share of common stock is 85% of the closing price of our common stock on the New York Stock Exchange on the last trading day of the calendar month.

•	The number of shares purchased and deposited in the employee’s brokerage account is based on the amount accumulated in the participant’s account and the purchase price for shares with respect to the applicable exercise period. The maximum number of shares that can be purchased by any participating employee for any calendar year will not exceed $25,000 divided by the fair market value of a share of common stock on the first day of the option period.

•	Shares purchased under the stock purchase plan carry full rights to receive dividends declared from time to time.

•	Share distributions and share splits will be credited to the participating employee’s share account as of the record date and effective date, respectively.

Subject to applicable federal securities and tax laws, our board of directors has the right to amend, suspend or terminate the stock purchase plan. Our board of directors may establish one or more sub-plans for the purpose of satisfying applicable laws of state and local domestic U.S. and non U.S. jurisdictions. Amendments to the stock purchase plan will not affect a participating employee’s right to the benefit of contributions made prior to the date of any such amendment. In the event our stock purchase plan is terminated, our board of directors may immediately cancel the stock purchase plan and distribute all amounts held in each participating employee’s account or continue the stock purchase plan until the end of the current option period or such earlier date as our board of directors may specify.

In addition to our stock purchase plan, we intend to adopt a program to provide employees with the ability to purchase shares of our common stock directly from a broker using after-tax payroll deductions and without the payment of a commission. The stock will be purchased on the open market.

Dividend Reinvestment & Direct Stock Purchase and Sale Plan

We have adopted a dividend reinvestment and direct stock purchase and sale plan through which stockholders can elect to reinvest cash dividends in the form of common stock, or purchase shares through direct debit to the purchaser’s bank account, by direct mail or through the Internet. No action is required on the part of a stockholder of record to receive dividends in cash.

Those stockholders whose shares are held by a broker or other financial intermediary may reinvest cash dividends fully or partially in additional shares of our common stock. To participate, the stockholder completes and files an enrollment application with the plan administrator. There is a fee for dividend reinvestment. A per share brokerage commission is also deducted before shares are purchased on the open market.

Stockholders and other interested investors may also purchase shares directly online or directly by mail. There is a minimum purchase amount, the amount of which depends on whether the persons have an account with the plan administrator. The maximum investment per transaction under these alternatives is $10,000. There are transaction fees for each purchase and a brokerage commission per share purchased.

If a participant elects by written, telephonic or electronic notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a transaction fee plus brokerage commissions from the proceeds. A participant may elect to obtain a certificate representing share ownership, upon the payment of a fee.

The plan administrator, which is not affiliated with us, will purchase shares in transactions effected on the open market. Participants in the plan will make elections to purchase or sell shares under the plan without knowing the purchase or sale price that will apply. Stockholders who participate in our dividend reinvestment plan are subject to the same federal, state and local tax consequences in connection with the payment of our dividends as are stockholders who do not participate.

Relationships and transactions with related parties

Stockholders agreements

In connection with the 1998 recapitalization, we entered into a number of stockholders agreements. The first agreement was entered into with investment funds affiliated with Bain Capital, LLC and specified other investors, stockholders and executive officers. In connection with this offering, the stockholders agreement will be amended to eliminate the voting agreement and the negative covenants contained therein. In addition, upon the closing of this offering, all of the other provisions of the agreement, other than provisions relating to registration rights, will terminate by operation of the agreement. The registration rights provide for demand registration rights for the investment funds affiliated with Bain Capital, LLC and for piggyback registration rights for all stockholders that are party to the stockholders agreement. The second stockholders agreement was entered into with all of our current employee stockholders. This agreement provides that upon the closing of this offering, all of the other provisions of the agreement, other than the registration rights provisions, will terminate. The registration rights provisions provide for piggyback registration rights for all such stockholders. The remaining stockholders agreements were entered into with each of our current franchisee stockholders. Each of these agreements provides that upon the closing of this offering, all of the other provisions of the agreement, other than the registration rights provisions, will terminate. The registration rights provisions provide for piggyback registration rights for all such stockholders. Each of the stockholders agreements includes customary indemnification provisions in favor of any person who is or might be deemed a controlling person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, who we refer to as controlling persons, and related parties against liabilities under the Securities Act incurred in connection with the registration of any of our debt or equity securities. These provisions provide indemnification against certain liabilities arising under the Securities Act and certain liabilities resulting from violations of other applicable laws in connection with any filing or other disclosure made by us under the securities laws relating to any such registrations. We agreed to reimburse such persons for any legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that we will not be required to indemnify any such person or reimburse related legal or other expenses if such loss or expense arises our of or is based on any untrue statement or omission made in reliance upon and in conformity with written information provided by such person.

Management agreement

In connection with our 1998 recapitalization, we entered into a management agreement with Bain Capital Partners VI, L.P., an affiliate of Bain Capital, LLC, pursuant to which Bain Capital Partners VI, L.P. provides financial, management and operations consulting services to us. These services include advice in connection with the negotiation and consummation of agreements and other documents to provide us with financing from banks or other entities, as well as financial, managerial and operational advice in connection with our day-to-day operations, including advice with respect to the investment of funds and advice with respect to the development and implementation of strategies for improving our operating, marketing and financial performance. In exchange for such services, Bain Capital Partners VI, L.P. is paid an annual management fee not to exceed $2.0 million plus reimbursement of the expenses of Bain Capital Partners VI, L.P. and its affiliates in connection with the management agreement, our recapitalization in 1998 or otherwise related to their investment in us. In addition, in exchange for assisting us in negotiating the senior financing for any recapitalization, acquisition or other similar transaction, Bain Capital Partners VI, L.P. is entitled to a transaction fee equal to 1% of the gross purchase price, including assumed liabilities, for such transaction, irrespective of whether such senior financing is actually committed or drawn upon. In connection with our 1998 recapitalization, Bain Capital Partners VI, L.P. received a fee of $11.75 million. The management agreement provides that it will continue in effect as long as Bain Capital Partners VI, L.P. continues to provide such services. The management agreement, however, may be terminated (i) by mutual consent of the parties, (ii) by either party following a material breach of the management agreement by the other party and the failure of such other party to cure the breach within 30 days of written notice of such breach or (iii) by Bain Capital Partners VI, L.P. upon 60 days’ written notice. In connection with the closing of this offering, the management agreement will be terminated in exchange for a payment to Bain Capital Partners VI, L.P. of $10.0 million. The management agreement includes customary indemnification provisions in favor of Bain Capital Partners VI, L.P. and its affiliates and related parties. Messrs. Balson and Nunnelly, two of our directors, are managing directors of Bain Capital, LLC, an affiliate of Bain Capital Partners VI, L.P. The management agreement indemnification provision provides that we will indemnify each of the above-referenced entities and persons from and against all liabilities and expenses incurred in connection with our recapitalization in 1998, the management agreement or other transactions related to their investment in us, except for such liability or expense arising on account of such indemnified person’s willful misconduct.

Financing arrangements

One of our former directors, Robert Ruggiero, Jr., is an executive officer of the ultimate general partners of J.P. Morgan Partners (BHCA), L.P. and Sixty Wall Street Fund, L.P. and an executive of J.P. Morgan Capital, L.P., each of which is a stockholder (collectively, the “JPMorgan Stockholders”). Mr. Ruggiero resigned from our board of directors effective April 21, 2004. Affiliates of the JPMorgan Stockholders provide services to us from time to time on terms which we believe are no less favorable than obtainable from an unrelated third party. J.P. Morgan Securities Inc., an affiliate of the JPMorgan Stockholders, is acting as a joint book-running manager for this offering. In addition, during 2002 and in connection with the consummation of one of our previous senior secured credit facilities, these affiliates provided financing services for which they were paid approximately $2.3 million in financing fees. In addition, J.P. Morgan Securities Inc., an affiliate of the JPMorgan Stockholders, served as the book-running manager of our 2003 senior subordinated note offering and solicitation agent for the 2009 senior subordinated note tender offer that was executed in 2003 and related consent solicitation, and other affiliates, in their respective capacities, acted as joint lead arranger, administrative agent and a lender under our new senior secured credit facility, which was amended in November 2003, for which they received customary fees, which totaled approximately $7.9 million. JPMorgan Chase Bank received or will receive commitment and letters of credit fees for their ratable portion of our previous senior secured credit facility and our new senior secured credit facility. JPMorgan Chase Bank is also currently a counterparty to interest rate derivative agreements with us with an aggregate notional amount of $400.0 million.

Consulting agreement with Thomas S. Monaghan

In connection with our 1998 recapitalization, Thomas S. Monaghan, who is one of our former directors and our former majority stockholder, entered into a consulting agreement that had a term of ten years, was terminable by either us or Mr. Monaghan upon 30 days prior written notice, and was extendable or renewable by written agreement. Under the consulting agreement, Mr. Monaghan was required to make himself available to us on a limited basis. Mr. Monaghan received a retainer of $1.0 million for the first twelve months of the agreement and was entitled to $500,000 per year for the remainder of the term of the agreement. In August 2002, we terminated this consulting agreement in exchange for a cash payment to Mr. Monaghan of approximately $2.9 million. As a consultant, Mr. Monaghan also was entitled to reimbursement of travel and other expenses incurred in the performance of his duties, but was not entitled to participate in any of our employee benefit plans or other benefits or conditions of employment available to our employees.

Stockholder indemnification of legal settlement

In 2000, we settled a lawsuit in which we paid the plaintiffs $5.0 million in cash and agreed to pay up to an additional $1.0 million through royalties for a full release of all related claims. Thomas S. Monaghan agreed to indemnify us for 80% of all related legal settlements. Mr. Monaghan paid us $4.0 million and $521,000 in 2000 and 2002, respectively, in connection with this indemnification. Mr. Monaghan has no further obligations under this indemnification agreement.

Lease arrangements

In connection with our recapitalization in 1998, Domino’s Pizza LLC entered into a lease with Domino’s Farms Office Park L.L.C., or Domino’s Farms, with respect to its World Resource Center and Michigan distribution center. Mr. Monaghan is the ultimate controlling person of Domino’s Farms.

The lease was amended in August 2002 with an effective of date of December 21, 2003 to provide for additional space, new rent and an expiration date of December 20, 2013 with two five year options to renew. Under the terms of the lease, as amended, we paid $4.5 million in rent under this lease in 2003. No rent payments are due in 2004. The base rent is subject to annual increases, based on the lower of the consumer price index or a stated percentage, which varies by year, and we expect to pay approximately $5.3 million in 2005 increasing to approximately $6.2 million in 2013.

Contingent notes payable

We are liable under two contingent notes to pay Mr. Monaghan and his wife an aggregate amount not to exceed approximately $15.0 million, plus interest commencing January 2003 equal to 8% per annum. The notes become due and payable in the event our majority stockholders sell a specified percentage of their common stock to an unaffiliated party. The notes are prepayable by us at any time at a maximum amount of $15.0 million plus accrued interest, if any. Prior to this offering, Mr. Monaghan transferred his interest in his contingent note to the Ave Maria Foundation and certain of his family members. Following this offering, we intend to prepay all outstanding amounts due under these notes, totaling approximately $16.8 million.

Charitable contribution

In February 2004, our board of directors approved a contribution of $100,000 to the David A. Brandon Foundation, a Section 501(c)(3) not-for-profit organization which was founded by our Chairman and Chief Executive Officer, who serves on the Board of Directors of the foundation.

Sale of company-owned stores

In March 2002, we sold nine of our company-owned stores in Ann Arbor and Ypsilanti, Michigan to a corporation controlled by Hoyt D. Jones III, one of our former executive officers. Mr. Jones is operating these stores as franchise stores. In exchange for these stores, Mr. Jones’ corporation paid us $200,000 in cash and delivered a secured promissory note in the amount of $450,000. The note bears interest at an annual rate of 12% and is secured by a lien on each of these stores. In addition, Mr. Jones guaranteed the obligations of his corporation under the note. The note was repaid in 11 equal monthly payments of principal and interest commencing in June 2002. In connection with this transaction, Mr. Jones’ corporation also agreed to purchase all food and supplies for these stores from our dough manufacturing and distribution centers for a minimum of eight years.

Repurchase of Class L stock options

We have agreed to repurchase from each of Messrs. Silverman and Soignet the outstanding options to purchase shares of our Class L common stock that are held by them. Each of Messrs. Silverman and Soignet holds an option to purchase 7,407 shares of our Class L common stock at an exercise price of $60.75 per share. These options were initially issued in connection with TISM, Inc.’s 1998 recapitalization and became options to purchase shares of our Class L common stock in the reclassification. Upon the conversion of our Class L common stock into shares of our common stock in the reclassification, these options would become exercisable for 47,960 shares of our common stock, determined as described under “The reclassification” by converting each option to purchase a share of Class L common stock into an option to purchase one share of common stock plus an additional number of shares of common stock determined by dividing the Class L preference amount, currently estimated to be $80.92, by the initial public offering price of a share of our common stock in this offering net of the estimated underwriting discount and a pro rata portion, based upon the number of shares being sold in this offering, of the estimated offering-related expenses incurred by us, currently estimated to be $14.78 based on the midpoint of the range set forth on the cover page of this prospectus. We will pay to each of Messrs. Silverman and Soignet the difference between the aggregate exercise price of such options, approximately $450,000, and the fair market value of the shares issuable upon exercise, approximately $767,000 assuming an initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover page of this prospectus. Assuming such initial public offering price, we will pay to each of Messrs. Silverman and Soignet approximately $317,000 in exchange for their Class L stock options.

Principal and selling stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of May 1, 2004, assuming the reclassification referred to under “The reclassification” had taken place as of such date and as adjusted to reflect the sale of the shares of common stock offered by us in this offering for:

•	each person or entity who is known by us to own beneficially more than 5% of any class of outstanding voting securities;

•	each named executive officer and each director;

•	all of our executive officers and directors as a group; and

•	each other stockholder selling shares in the this offering.

As of May 1, 2004, our outstanding equity securities consisted of 56,101,399 shares of common stock, of which 7,080,444 shares are non-voting and held by DP Investors I, LLC, an affiliate of J.P. Morgan Securities Inc., one of the representatives of the underwriters, which is selling 1,493,223 shares in this offering. The shares of non-voting common stock are convertible into shares of our common stock upon transfer to a non-affiliate of the holder or otherwise in a brokerage transaction. Each of J.P. Morgan Capital, L.P., Sixty Wall Street Fund, L.P., DP Investors I, LLC and DP Investors II, LLC is an affiliate of a broker-dealer and is a selling stockholder in this offering. Each such selling stockholder purchased the shares to be sold in this offering in the ordinary course of its business and at the time of such purchase had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The selling stockholders in this offering may be deemed to be underwriters.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Prior to this offering, our stockholders agreements provided that significant corporate decisions, including the election of directors, were required to be taken in accordance with the direction of investment funds affiliated with Bain Capital, LLC. In connection with this offering, all of these provisions of the stockholders agreements will terminate. See “Relationships and transactions with related parties — Stockholders agreements.” Unless otherwise indicated below, each entity or person listed below maintains an address of c/o Domino’s Pizza, Inc., 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48106.

The actual number of shares of common stock to be issued to each holder of Class L common stock in the reclassification is subject to change based on any changes to the initial public offering price and the date of the pricing of this offering. See “The reclassification.” The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after May 1, 2004 through the exercise of any stock option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner.

	Shares beneficially owned before the offering		Shares offered hereby(16)	Shares beneficially owned after the offering
	Common stock			Common stock
Name	Number of shares	Percentage of class		Number of shares	Percentage of class
Principal stockholders:
Bain Capital Fund VI, L.P. and Related Funds	36,467,035	65.0%	7,690,675	28,776,360	43.8%
c/o Bain Capital, LLC 111 Huntington Avenue Boston, Massachusetts 02199(1)
Thomas S. Monaghan	3,507,658	6.3%	2,974,635	533,023	0.8%
24 Frank Lloyd Wright Drive Ann Arbor, Michigan 48106(2)
JPMP CapitaI, LLC	4,438,228	7.9%	935,995	3,502,233	5.3%
1221 Avenue of the Americas 39th Floor New York, New York 10020(3)
David A. Brandon(4)	1,633,522	2.9%	344,499	1,289,023	1.9%
Harry J. Silverman(5)	466,665	*	98,416	368,249	*
Michael D. Soignet(6)	433,332	*	91,387	341,945	*
J. Patrick Doyle(7)	224,587	*	47,364	177,223	*
James G. Stansik(8)	207,929	*	43,851	164,078	*
Andrew B. Balson(9)	34,596,652	61.7%	7,296,223	27,300,429	41.5%
Dennis F. Hightower(10)	5,000	*	1,054	3,946	*
Mark E. Nunnelly(11)	35,809,226	63.8%	7,551,948	28,257,278	43.0%
Robert M. Rosenberg(12)	154,028	*	32,484	121,544	*
All directors and executive officers as a group (15 persons)(13)	39,808,664	67.4%	8,381,342	31,427,322	45.9%

Other selling stockholders(14) :
Ken C. Calwell	133,333	*	28,119	105,214	*
Corom Pty. Limited	779,969	1.4%	164,491	615,478	*
C.T.G. Investment Ltd.	7,799	*	1,645	6,154	*
DP Investors I, LLC	7,080,444	12.6%	1,493,223	5,587,221	8.5%
DP Investors II, LLC	1,416,086	2.5%	298,644	1,117,442	1.7%
Elisa D. Garcia C.	83,332	*	17,574	65,758	*
Patrick W. Knotts	133,333	*	28,119	105,214	*
Margaret A. Monaghan Marcantonio	126,090	*	63,045	63,045	*
Timothy J. Monteith	98,963	*	20,870	78,093	*
Delaware Charter, FBO Scott Oelkers	10,759	*	2,269	8,490	*
RGIP, LLC	78,672	*	16,591	62,081	*
Patricia A. Wilmot	83,332	*	17,574	65,758	*
2003 Realty Company, LLC	779,969	1.4%	164,491	615,478	*
Other selling stockholders (61 persons)(15)	527,202	*	110,485	413,384	*

All selling stockholders as a group (95 persons)	58,877,267	99.2%	14,687,500	44,186,434	64.3%
*	Less than 1%.
(1)

The shares included in the table consist of: (i) 14,043,474 shares of common stock owned by Bain Capital Fund VI, L.P., whose sole general partner is Bain Capital Partners VI, L.P., whose sole general partner is Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”); (ii) 15,985,206 shares of common stock owned by Bain Capital VI Coinvestment Fund, whose sole general partner is Bain Capital Partners VI, L.P., whose sole general partner is BCI; (iii) 46,805 shares of common stock owned by PEP Investments PTY Ltd., a New South Wales company limited by shares for which BCI is attorney-in-fact; (iv) 1,326,443 shares of common stock owned by BCIP Associates II, whose managing partner is BCI; (v) 161,547 shares of common stock owned by BCIP Trust Associates II, whose managing partner is BCI; (vi) 209,771 shares of common stock owned by BCIP Associates II-B, whose managing partner is BCI; (vii) 65,645 shares of common stock owned by BCIP Trust Associates II-B, whose managing partner is BCI; (viii) 382,393 shares of common stock owned by BCIP Associates II-C, whose managing partner is BCI; (ix) 1,161,059 shares of common stock owned by Sankaty High Yield Asset Partners, L.P., whose sole general partner is Sankaty High Yield Asset Investors, LLC, whose sole managing member is Sankaty Investors, LLC, whose sole managing member is Mr. Jonathan S. Lavine; and (x) 3,084,692 shares of common stock owned by Brookside Capital Partners Fund, L.P., whose sole general partner is Brookside Capital Investors, L.P., whose sole general partner is Brookside Capital Management, LLC, whose sole managing member is Mr. Roy Edgar Brakeman, III. Certain partners and other employees of the Bain Capital entities may make a contribution of shares or common stock prior to this offering. In such case, a recipient charity, if it chooses to participate in this offering, will be the selling stockholder with respect to the donated shares.

BCI and Bain Capital Partners VI, L.P., by virtue of the relationships with Bain Capital Fund VI, L.P. and Bain Capital VI Coinvestment Fund, L.P. described above, may each be deemed to beneficially own the shares held by Bain Capital Fund VI, L.P. and Bain Capital VI Coinvestment Fund, L.P. BCI and Bain Capital Partners VI, L.P. disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

BCI, by virtue of the relationships with PEP Investments PTY Ltd., BCIP Associates II, BCIP Trust Associates II, BCIP Associates II-B, BCIP Trust Associates II-B, and BCIP Associates II-C described above, may be deemed to beneficially own the shares held by PEP Investments PTY Ltd., BCIP Associates II, BCIP Trust Associates II, BCIP Associates II-B, BCIP Trust Associates II-B, and BCIP Associates II-C. BCI disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Mr. Jonathan S. Lavine, Sankaty Investors, LLC and Sankaty High Yield Asset Investors, LLC, by virtue of the relationships with Sankaty High Yield Asset Partners, L.P. described above, may each be deemed to beneficially own the shares held by Sankaty High Yield Asset Investors III, L.P. Mr. Lavine, Sankaty Investors, LLC and Sankaty High Yield Asset Investors, LLC disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

Mr. Roy Edgar Brakeman, III, Brookside Capital Management, LLC and Brookside Capital Investors, L.P., by virtue of the relationships with Brookside Capital Partners Fund, L.P. described above, may each be deemed to beneficially own the shares held by Brookside Capital Partners Fund, L.P. Mr. Brakeman, Brookside Capital Management, LLC and Brookside Capital Investors, L.P. disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(2)	Includes shares owned by Mr. Monaghan’s spouse. We expect that the 2,974,635 shares to be sold in this offering will be transferred to the Ave Maria Foundation prior to this offering.
(3)	Includes 4,197,574 shares beneficially owned by J.P. Morgan Capital, L.P. (hereinafter referred to as “Morgan Capital”) and 240,654 shares beneficially owned by Sixty Wall Street Fund, L.P. (hereinafter referred to as “Sixty WSF”). Excludes 7,080,444 shares of non-voting common stock owned by DP Investors I, LLC, an affiliate of Morgan Capital, which is a selling stockholder in this offering. The general partner of Morgan Capital is J.P. Morgan Capital Management Company L.L.C., whose sole member is J.P. Morgan Investment Partners, L.P., whose general partner is JPMP Capital, LLC (formerly known as J.P. Morgan Capital Corporation and hereinafter referred to as “JPM Capital”), a wholly-owned subsidiary of JPMorgan Chase & Co., a publicly traded company. The general partner of Sixty WSF is Sixty Wall Street Management Company, L.P., whose general partner is Sixty Wall Street Management Company, LLC, whose sole member is J.P. Morgan Investment Partners, L.P., whose general partner is JPM Capital, a wholly-owned subsidiary of JPMorgan Chase & Co. As a result, each of JPMorgan Chase & Co., JPM Capital, J.P. Morgan Investment Partners, L.P. and J.P. Morgan Capital Management Company L.L.C. may be deemed to beneficially own the shares held by Morgan Capital and each of JPMorgan Chase & Co., JPM Capital, J.P. Morgan Investment Partners, L.P., Sixty Wall Street Management Company, LLC and Sixty Wall Street Management Company, L.P. may be deemed to beneficially own the shares held by Sixty WSF. The foregoing, however, shall not be an admission that JPMorgan Chase & Co., JPM Capital, J.P. Morgan Investment Partners, L.P., J.P. Morgan Capital Management Company L.L.C., Sixty Wall Street Management Company, LLC or Sixty Wall Street Management Company, L.P. are the beneficial owners of such shares.
(4)	Includes 1,175,010 shares of non-voting common stock that can be acquired upon the exercise of outstanding options.
(5)	Includes 399,999 shares of non-voting common stock that can be acquired upon the exercise of outstanding options before the offering and 368,249 shares of non-voting that can be acquired upon the exercise of outstanding options after the offering. The shares offered hereby included in the table include 31,750 shares to be acquired upon the exercise of outstanding options.
(6)	Includes 366,666 shares of non-voting common stock that can be acquired upon the exercise of outstanding options before the offering and 341,945 shares of non-voting that can be acquired upon the exercise of outstanding options after the offering. The shares offered hereby included in the table include 24,721 shares to be acquired upon the exercise of outstanding options.
(7)	Includes 20,230 shares held in Mr. Doyle’s individual retirement account. Also includes 193,332 shares of non-voting common stock that can be acquired upon the exercise of outstanding options before the offering and 177,223 shares of non-voting that can be acquired upon the exercise of outstanding options after the offering. The shares offered hereby included in the table include 16,109 shares to be acquired upon the exercise of outstanding options.
(8)	Includes 176,666 shares of non-voting common stock that can be acquired upon the exercise of outstanding options before the offering and 164,078 shares of non-voting that can be acquired upon the exercise of outstanding options after the offering. The shares offered hereby included in the table include 12,588 shares to be acquired upon the exercise of outstanding options.
(9)	The shares included in the table consist of: (i) 14,043,474 shares of common stock owned by Bain Capital Fund VI, L.P., whose sole general partner is Bain Capital Partners VI, L.P., whose sole general partner is BCI; (ii) 15,985,206 shares of common stock owned by Bain Capital VI Coinvestment Fund, whose sole general partner is Bain Capital Partners VI, L.P., whose sole general partner is BCI; (iii) 46,805 shares of common stock owned by PEP Investments PTY Ltd., a New South Wales company limited by shares for which BCI is attorney-in-fact; (iv) 209,771 shares of common stock owned by BCIP Associates II-B, a Delaware general partnership of which Mr. Balson or an entity affiliated with him is a general partner and whose managing partner is BCI; (v) 65,645 shares of common stock owned by BCIP Trust Associates II-B, a Delaware general partnership of which an entity affiliated with Mr. Balson is a general partner and whose managing partner is BCI; (vi) 1,161,059 shares of common stock owned by Sankaty High Yield Asset Partners, L.P., whose sole general partner is Sankaty High Yield Asset Investors, LLC, whose sole managing member is Sankaty Investors, LLC, whose sole managing member is Mr. Jonathan S. Lavine; and (vii) 3,084,692 shares of common stock owned by Brookside Capital Partners Fund, L.P., whose sole general partner is Brookside Capital Investors, L.P., whose sole general partner is Brookside Capital Management, LLC, whose sole managing member is Mr. Roy Edgar Brakeman, III. Mr. Balson is a member of BCI, Sankaty Investors, LLC and Brookside Capital Management, LLC and accordingly may be deemed to beneficially own the shares owned by such entities. Mr. Balson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for Mr. Balson is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.
(10)	Includes 5,000 shares of non-voting common stock that can be acquired upon the exercise of outstanding options.
(11)	The shares included in the table consist of: (i) 14,043,474 shares of common stock owned by Bain Capital Fund VI, L.P., whose sole general partner is Bain Capital Partners VI, L.P., whose sole general partner is BCI; (ii) 15,985,206 shares of common stock owned by Bain Capital VI Coinvestment Fund, whose sole general partner is Bain Capital Partners VI, L.P., whose sole general partner is BCI; (iii) 46,805 shares of common stock owned by PEP Investments PTY Ltd., a New South Wales company limited by shares for which BCI is attorney-in-fact; (iv) 1,326,443 shares of common stock owned by BCIP Associates II, a Delaware general partnership of which Mr. Nunnelly or an entity affiliated with him is a general partner and whose managing partner is BCI; and (v) 161,547 shares of common stock owned by BCIP Trust Associates II, a Delaware general partnership of which Mr. Nunnelly or an entity affiliated with him is a general partner and whose managing partner is BCI; (vi) 1,161,059 shares of common stock owned by Sankaty High Yield Asset Partners, L.P., whose sole general partner is Sankaty High Yield Asset Investors, LLC, whose sole managing member is Sankaty Investors, LLC, whose sole managing member is Mr. Jonathan S. Lavine; and (vii) 3,084,692 shares of common stock owned by Brookside Capital Partners Fund, L.P., whose sole general partner is Brookside Capital Investors, L.P., whose sole general partner is Brookside Capital Management, LLC, whose sole managing member is Mr. Roy Edgar Brakeman, III. Mr. Nunnelly is a member of BCI, Sankaty Investors, LLC and Brookside Capital Management, LLC and accordingly may be deemed to beneficially own the shares owned by such entities. Mr. Nunnelly disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for Mr. Nunnelly is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.
(12)	Includes 37,036 shares of non-voting common stock that can be acquired upon the exercise of outstanding options.
(13)	Includes shares held by investment funds affiliated with Bain Capital, LLC.
(14)	The shares included in the table include 133,333, 83,332, 133,333, 83,332, 83,332 and 379,969 shares of non-voting common stock that can be acquired upon the exercise of outstanding options before the offering and 105,214, 65,758, 105,214, 78,093, 65,758 and 291,294 shares of non-voting common stock that can be acquired upon the exercise of outstanding options after the offering held by Mr. Calwell, Ms. Garcia, Mr. Knotts, Mr. Monteith, Ms. Wilmot and the other selling stockholders, respectively.
(15)	Each of these persons is selling fewer than 10,000 shares of common stock, and all of such persons beneficially own, in the aggregate, less than 1% of our common stock outstanding prior to this offering.
(16)	The shares offered hereby by other selling stockholders include 28,119, 17,574, 28,119, 5,239, 17,574 and 63,270 shares to be issued upon the exercise of outstanding options held by Mr. Calwell, Ms. Garcia, Mr. Knotts, Mr. Monteith, Ms. Wilmot and the other selling stockholders, respectively. In the event that the underwriter’ over-allotment option is exercised in full, the following persons named in the table above will sell the additional number of shares set forth after their respective names: Bain Capital Fund VI and related funds (2,382,742); JPMP Capital, LLC (289,992); David A. Brandon (106,734); Harry J. Silverman (30,491); Michael D. Soignet (28,314); J. Patrick Doyle (14,674); James G. Stansik (13,586); Andrew B. Balson (2,260,533); Dennis F. Hightower (326); Mark E. Nunnelly (2,339,762); Robert M. Rosenberg (10,064); Ken C. Calwell (8,711); Corom Pty. Limited (50,963); C.T.G. Investment Ltd. (510); DP Investors I, LLC (462,634); DP Investors II, LLC (92,527); Elisa D. Garcia C. (5,444); Patrick W. Knotts (8,711); Timothy J. Monteith (6,466); Delaware Charter, FBO Scott Oelkers (703); RGIP, LLC (5,140); Patricia A. Wilmot (5,444); 2003 Realty Company, LLC (50,963); Other selling stockholders (34,236). Each of Messrs. Balson and Nunnelly disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. See notes 9 and 11 above.

Description of capital stock,

certificate of incorporation and by-laws

General matters

Upon the closing of this offering, the total amount of our authorized capital stock will consist of 170,000,000 shares of common stock (including 10,000,000 shares of non-voting common stock) and 5,000,000 shares of undesignated preferred stock. As of March 21, 2004, TISM, Inc. had outstanding 32,701,162 shares of Class A common stock and 3,613,959 shares of Class L common stock. In connection with the reclassification, all of the outstanding Class A common stock and Class L common stock was reclassified into 56,101,399 shares of common stock (including 7,080,444 shares of non-voting common stock). See “The reclassification.” As of March 21, 2004, TISM, Inc. had 53 stockholders of record of Class A common stock and 48 stockholders of record of Class L common stock and had outstanding options to purchase 5,916,883 shares of non-voting common stock and 14,814 shares of Class L common stock, of which options to purchase 3,934,955 shares of non-voting common stock were exercisable at a weighted average exercise price of $1.90 per share and options to purchase 14,814 shares of Class L common stock were exercisable at an exercise price of $60.75 per share.

After giving effect to this offering, we will have 65,722,516 shares of common stock and no shares of preferred stock outstanding. The following summary describes all material provisions of our capital stock. We urge you to read our Delaware certificate of incorporation and our Delaware by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Our certificate of incorporation and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents, elimination of the ability of stockholders to call special meetings, advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our certificate of incorporation and by-laws.

Common stock

Shares of our common stock have the following rights, preferences and privileges:

•  Voting Rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors, except 7,080,444 shares held by DP Investors I, LLC, an affiliate of J.P. Morgan Securities Inc., one of the representatives of the underwriters are non-voting, and shares issuable upon the exercise of options granted prior to this offering will be non-voting. There are no cumulative voting rights. Our voting common stock votes together as one class on all matters.

•  Conversion Rights of Non-Voting Common Stock. All shares of non-voting common stock are convertible into shares of our common stock upon transfer to a non-affiliate of the holder or otherwise in a brokerage transaction. Following this offering, we do not expect to issue any shares of our non-voting common stock except upon the exercise of options granted prior to this offering.

•  Dividends. Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends.

•  Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors and any holders of preferred stock, our remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis.

•  Rights and Preferences. Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

•  Merger. In the event of a merger or consolidation of us with or into another entity, holders of each share of common stock will be entitled to receive the same per share consideration.

We have applied to list our common stock on the New York Stock Exchange under the trading symbol “DPZ.”

Preferred stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock.

We have no current intention to issue any of our unissued, authorized shares of preferred stock. However, the issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of our common stock.

Registration rights

Under the terms of the stockholders agreements between us and some of our stockholders, some of our stockholders are entitled to rights with respect to the registration of some or all of their shares of common stock under the Securities Act as described below.

Bain Capital Demand Registration Rights. At any time after 180 days following the date of this prospectus, the holders of at least 25% of the aggregate number of shares of common stock held by investment funds affiliated with Bain Capital, LLC can require that we register all or a portion of their shares under the Securities Act on Form S-1, a “long-form registration,” on three occasions or on Form S-3, a “short-form registration,” on an unlimited number of occasions. We are not required, however, to effect any such registrations within six months after the effective date of a registration of shares for our own account. We will be required to file registration statements in response to their demand registration rights. We will pay all reasonable expenses incurred in connection with the registrations described above, except for underwriters’ and brokers’ discounts, which will be paid by the selling stockholders.

Piggyback Registration Rights. If we register any securities for public sale, some of our stockholders will have the right to include their shares of common stock in the registration statement. This right does not apply to a registration statement relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit the number of shares registered by these holders due to marketing reasons. We will pay all reasonable expenses of one legal counsel for the selling stockholders incurred in connection with the registrations described in this paragraph.

In connection with all such registrations, we have agreed to indemnify all selling stockholders against some liabilities, including liabilities under the Securities Act. In addition, all stockholders party to the stockholders agreements have agreed not to make any public sales of their shares of common stock for a period beginning seven days prior to the effective date of any registration statement and continuing for a period of 180 days thereafter, other than shares included in such registration statement or shares acquired in the public market after the completion of this offering. Beginning 180 days after the date of this prospectus, the holders of an aggregate of shares of common stock, will have limited rights to require us to register their shares of common stock under the Securities Act at our expense.

Other provisions of our Delaware certificate of incorporation and by-laws

Classified Board. Our certificate of incorporation provides for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See “Management—Board composition.” Under the Delaware General Corporation Law, unless the certificate of incorporation otherwise provides, directors serving on a classified board can only be removed by the stockholders for cause. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

Elimination of Stockholder Action Through Written Consent. Our by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Elimination of the Ability to Call Special Meetings. Our certificate and by-laws provide that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

Advanced Notice Procedures for Stockholder Proposals. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our by-laws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Amendments to the Certificate of Incorporation or By-laws. Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions, unless such amendment or change has been approved by either a majority of those directors who are not affiliated or associated with any person or entity holding 10% or more of the voting power of our outstanding capital stock, or who are affiliated or associated with Bain Capital, LLC. This requirement of a super-majority vote to approve amendments to the certificate and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Provisions of Delaware law governing business combinations

Following the consummation of this offering, we will be subject to the “business combination” provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in any “business combination” transactions with any “interested stockholder” for a period of three years after the date on which the person became an “interested stockholder,” unless:

•  prior to such date, the board of directors approved either the “business combination” or the transaction which resulted in the “interested stockholder” obtaining such status;

•  upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the “interested stockholder”) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•  at or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. However, Bain Capital, LLC and its affiliates will not be deemed to be “interested stockholders” regardless of the percentage of our voting stock owned by them. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on liability and indemnification of officers and directors

Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Description of indebtedness

We and our subsidiaries have outstanding debt under the senior secured credit facility and the Domino’s, Inc. senior subordinated notes. We own 100% of the capital stock of Domino’s, Inc., which owns 100% of Domino’s Pizza LLC, our primary operating subsidiary.

Senior secured credit facility

As part of the 2003 recapitalization, we amended and restated our previous senior secured credit facility, which amendment and restatement we refer to as our senior secured credit facility. Domino’s, Inc. is the only borrower under our senior secured credit facility. We entered into an agreement with various banks and financial institutions providing for our senior secured credit facility, which consists of:

•  a term loan facility of $610.0 million in term loans; and

•  a revolving credit facility of up to $125.0 million in revolving credit loans, letters of credit and swingline loans.

This senior secured credit facility replaced our previous senior secured credit facility that was entered into in on July 29, 2002.

Domino’s, Inc. is obligated with respect to all amounts owing under our senior secured credit facility. In addition, our senior secured credit facility is:

•  guaranteed by us;

•  jointly and severally guaranteed by each of our material domestic subsidiaries (other than Domino’s National Advertising Fund Inc., a special purpose advertising affiliate);

•  guaranteed by one of our international subsidiaries;

•  secured by a first priority lien on specified parcels of our and most of our material domestic subsidiaries’ real property and substantially all of our and most of our material domestic subsidiaries’ tangible and intangible personal property; and

•  secured by a pledge of all of our capital stock, the capital stock of most of our material domestic subsidiaries and 65% of the capital stock of most of our foreign subsidiaries.

Our future material domestic subsidiaries will guarantee the senior secured credit facility and secure that guarantee with specified real property and substantially all of their tangible and intangible personal property.

Our senior secured credit facility requires us to meet financial tests, including, without limitation, a maximum leverage ratio, maximum senior leverage ratio and minimum interest coverage ratio. In addition, our senior secured credit facility contains negative covenants limiting, among other things, additional liens and indebtedness, capital expenditures, transactions with certain shareholders and any affiliates, mergers and consolidations, liquidations and dissolutions, sales of assets, recapitalizations, dividends, investments and joint ventures, loans and advances, prepayments and modifications of debt instruments, and other matters customarily restricted in such agreements. Our senior secured credit facility contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, events of bankruptcy and insolvency, failure of any guaranty or security document supporting the senior secured credit facility to be in full force and effect, and a change of control of our business.

We voluntarily pre-paid $65.0 million under the term loan facility before the first installment date of September 30, 2003 and our senior secured credit facility was amended as of November 25, 2003 and as of May 6, 2004. As a result of both amendments made to the credit facility as well as another voluntary prepayment after the May 2004 amendment, the term loan facility now matures in quarterly installments from September 30, 2005 through June 25, 2010 (provided that for the fiscal year 2010, only two installments will be required to be paid). The revolving credit facility will terminate on June 25, 2009.

Our borrowings under the senior secured credit facility bear interest at a floating rate and may be maintained as base rate loans or as Eurodollar loans. Base rate loans bear interest at the base rate plus the applicable base rate margin, as defined in the senior secured credit facility. Base rate is defined as the higher of (1) the rate of interest announced publicly by JPMorgan Chase Bank in New York, New York, from time to time, as JPMorgan Chase Bank’s base rate, and (2) the Federal Reserve reported overnight funds rate plus 1/2 of 1%. Eurodollar loans bear interest at the Eurodollar rate, as described in the senior secured credit facility, plus the applicable Eurodollar rate margin.

The applicable margins with respect to the term loan facility and the revolving credit facility will vary from time to time in accordance with the terms thereof and agreed upon pricing grids based on our leverage ratio. The initial applicable margin with respect to the term loan facility is:

•  1.25% in the case of base rate loans; and

•  2.25% in the case of Eurodollar loans.

The initial applicable margin with respect to the revolving credit facility is:

•  2.00% in the case of base rate loans; and

•  3.00% in the case of Eurodollar loans.

At March 21, 2004, the interest rate on the term loan facility was 3.75%, and the commitment fee on the undrawn revolving credit facility was 0.50%.

With respect to letters of credit, which may be issued as a part of the revolving loan commitment, the revolver lenders will be entitled to receive a commission equal to the product of the applicable Eurodollar rate margin then in effect and the daily amount available to be drawn under such letters of credit. In addition, the issuing bank will be entitled to receive a fronting fee of 0.125% per annum plus its other standard and customary processing charges. Such commission and fronting fees will be payable quarterly in arrears based on the aggregate undrawn amount of all letters of credit outstanding from time to time under the revolver.

The senior secured credit facility prescribes that specified amounts must be used to prepay the term loan facility and reduce commitments under the revolving credit facility, including:

•  100% of the net proceeds of any issuance of indebtedness after the closing date by us or any of our subsidiaries, subject to exceptions for permitted debt;

•  100% of the net proceeds of any sale or other disposition by us or any of our subsidiaries of any assets, subject to exceptions if the aggregate amount of such net proceeds does not exceed a certain amount and such proceeds are reinvested in other business-related assets;

•  if our leverage ratio is over 4.0, 75% of excess cash flow (defined as earnings before interest, taxes, depreciation and amortization less the sum of debt repayments, capital expenditures, cash interest expense, provision for current taxes and certain other adjustments, all as defined in the senior secured credit facility), for any fiscal year, provided, that the foregoing percentage may be reduced to either 50% if our leverage ratio is between 4.0 and 2.75 or 25% if our leverage ratio is less than 2.75;

•  100% of the net proceeds of casualty insurance, condemnation awards or other recoveries, subject to exceptions;

•  50% of the net proceeds from the issuance of common equity or “qualified” preferred equity by, and capital contributions to, us, subject to exceptions; and

•  100% of the net proceeds from (x) the issuance of redeemable or other “non-qualified” preferred equity by us and (y) the issuance of equity by, and capital contributions to, our subsidiaries, subject to exceptions.

In connection with this offering, on May 6, 2004 we obtained an amendment and a consent under the senior secured credit facility to, among other things, permit the use of proceeds described under “Use of proceeds.” Voluntary prepayments of our senior secured credit facility are permitted at any time.

In general, the mandatory prepayments described above will be applied first to prepay the term loan facility and second to reduce commitments under the revolving credit facility. If the amount of revolving loans under the revolving credit facility then outstanding exceeds the commitments as so reduced, then that excess amount must be prepaid. Prepayments of the term loan facility, optional or mandatory, will be applied pro rata to the scheduled installments of the term loan facility; provided, however, optional prepayments and certain mandatory prepayments will be applied first to scheduled payments due and payable during the 12 months immediately following the date of such prepayments and thereafter on a pro rata basis as provided above.

This summary of the senior secured credit facility may not contain all of the information that is important to you and is subject to, and qualified in its entirety by reference to, all of the provisions of the credit agreement and related documents, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where you can find additional information.”

Senior subordinated notes

The senior subordinated notes were issued in an aggregate principal amount at maturity of $403.0 million and will mature on July 1, 2011. The senior subordinated notes were issued under an indenture dated as of June 25, 2003 between Domino’s, Inc., as issuer, the subsidiary guarantors and BNY Midwest Trust Company, as trustee, and are senior subordinated unsecured obligations of Domino’s, Inc. Cash interest on the senior subordinated notes accrues at the rate of 8¼% per annum and is payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 2004. Domino’s Pizza, Inc., Domino’s, Inc.’s holding company and the issuer of common stock in this offering, is not a party to the indenture governing the senior subordinated notes and, thus, is not directly subject to the restrictions described below. At March 21, 2004, there were $403.0 million in aggregate principal amount of the senior subordinated notes outstanding.

The senior subordinated notes are redeemable, at our option, in whole at any time or in part from time to time, on or after July 1, 2007, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices, expressed as percentages of the principal amount thereof, if redeemed during the twelve-month period commencing on July 1 of the year set forth below, plus, in each case, accrued interest to the date of redemption:

Year	Percentage
2007	104.125%
2008	102.063
2009 and thereafter	100.000

Additionally, at any time on or prior to July 1, 2006, Domino’s, Inc. may use the net proceeds of one or more equity offerings to redeem up to 40% of the senior subordinated notes at a redemption price equal to 108.25% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date, subject to some restrictions, provided that at least $241.8 million aggregate principal amount at maturity of senior subordinated notes originally issued remains outstanding immediately after any such redemption. We intend to redeem a portion of Domino’s, Inc.’s outstanding senior subordinated notes with the net proceeds of this offering. See “Use of proceeds.”

Before July 1, 2007, Domino’s, Inc. may also redeem the senior subordinated notes, as a whole but not in part, upon the occurrence of a change of control, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium as of, and accrued and unpaid interest to, the date of redemption. In addition, the indenture provides that, upon the occurrence of a change of control, each holder will have the right to require that we purchase all or a portion of such senior subordinated notes, at a purchase price equal to 101% of the principal amount thereof plus accrued interest thereon to the date of purchase.

The term “applicable premium” is defined under the indenture as equal to the greater of (1) 1% of the principal amount of the senior subordinated note, or (2) the excess of (i) the present value of the redemption price of such notes at July 1, 2007 plus all remaining interest payments on the senior subordinated notes through July 1, 2007, computed using a discount rate equal to the applicable treasury rate plus 50 basis points, over (ii) the principal amount of such note. The term “change of control” is defined under the indenture to include one or more of the following events:

•  any sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of Domino’s, Inc. and the restricted subsidiaries under the indenture to any person or group of related persons, other than a Principal, as defined, together with any affiliates thereof;

•  the approval by the holders of capital stock of Domino’s, Inc. of any plan or proposal for the liquidation or dissolution of Domino’s, Inc., whether or not otherwise in compliance with the provisions of the indenture;

•  any person or group of related person, other than the investment funds affiliated with Bain Capital, LLC, shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the Domino’s, Inc. issued and outstanding capital stock;

•  the first day on which a majority of the members of the board of directors of Domino’s, Inc. are not continuing directors (as defined in the indenture); or

•  any merger or consolidation of Domino’s, Inc. with or into any person unless the Domino’s, Inc. capital stock outstanding immediately prior to such transaction is converted into shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the surviving entity.

The following events are defined in the indenture as “events of default”:

•  the failure to pay interest on any senior subordinated notes and such default continues for a period of 30 days;

•  the failure to pay the principal on any senior subordinated notes;

•  a default in the observance or performance of any other covenant or agreement contained in the indenture which default continues for a period of 30 days after receipt of notice from the trustee or holders of at least 25% of the outstanding senior subordinated notes;

•  the failure to pay at final stated maturity the principal amount of any indebtedness of Domino’s, Inc. or any restricted subsidiary of Domino’s, Inc. if the aggregate principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $20 million or more at any time;

•  one or more judgments in an aggregate amount in excess of $20 million shall have been rendered against Domino’s, Inc. or any of its restricted subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

•  events of bankruptcy affecting Domino’s, Inc. or any of its significant restricted subsidiaries; and

•  a judicial determination that any subsidiary guarantee is unenforceable or invalid or shall cease for any reason to be in effect or any guarantor disaffirms its obligations under its subsidiary guarantee.

The indenture contains covenants for the benefit of the holders of the senior subordinated notes that, among other things, limit the ability of Domino’s, Inc. and its restricted subsidiaries to:

•  enter into transactions with affiliates;

•  pay dividends or make other restricted payments;

•  consummate asset sales;

•  incur indebtedness that is senior in right of payment to the senior subordinated notes;

•  incur liens;

•  impose restrictions on the ability of a subsidiary to pay dividends or make payments to Domino’s, Inc. and its subsidiaries;

•  merge or consolidate with any other person;

•  change its line of business; or

•  sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Domino’s, Inc.

This summary describes the material provisions of the Domino’s, Inc. senior subordinated notes but may not contain all information that is important to you. We urge you to read the provisions of the indenture governing these notes, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where you can find more information.”

United States tax considerations for non-U.S. holders

General

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. In general, for U.S. federal income tax purposes, you are a “non-U.S. holder” if you are, for U.S. federal income tax purposes, a beneficial owner of our common stock other than:

•  an individual who is a citizen or resident of the United States;

•  a corporation (including an entity treated as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) a valid election is in effect to treat the trust as a U.S. person.

As noted below, there is a separate definition of non-U.S. holder for federal estate tax purposes.

If a partnership (including for this purpose any other entity treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding common stock, we suggest that you consult your tax advisor.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

This discussion does not address all aspects of U.S. federal taxation that may be relevant to you in light of your particular circumstances, and in particular is limited in the ways that follow:

•  The discussion assumes that you hold your common stock as a capital asset (that is, for investment purposes).

•  This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your special tax status, or that may be relevant to you because you are subject to special rules, such as rules applicable to former U.S. citizens or long-term residents subject to taxation as expatriates under Section 877 of the Code; insurance companies; tax-exempt entities; partnerships or other pass-through entities; dealers in securities or foreign currencies; banks or other financial institutions, holders whose functional currency is other than the U.S. dollar; persons that have elected mark-to-market accounting; persons who acquired our common stock as compensation; persons holding our common stock as part of a hedge, straddle, constructive sale, conversion, or other risk reduction transaction; and special status corporations (such as “controlled foreign corporations,” “foreign investment companies,” “foreign passive investment companies,” “foreign personal holding companies,” and corporations that accumulate earnings to avoid U.S. income tax).

•  This discussion is based on the Internal Revenue Code of 1986, as amended, (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

•  The discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

•  We have not requested a ruling from the Internal Revenue Service (the “IRS”) on the tax consequences of owning the common stock. As a result, the IRS could disagree with portions of this discussion.

Distributions

Distributions, if any, paid on the shares of our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If you are a non-U.S. holder of common stock, dividends paid to you generally will be subject to withholding tax at a 30% rate, or if you are eligible for the benefits of a U.S. income tax treaty with a country in which you are a tax resident, at a zero or reduced treaty rate provided that certain certification requirements are satisfied. In general, to receive a zero or reduced treaty rate, you must provide us or our paying agent with an IRS Form W-8BEN (or successor form) or an appropriate substitute form certifying qualification for the zero or reduced rate. Certain other requirements may also apply. If you are entitled to a lower treaty rate, you may obtain a refund of any excess amounts withheld by filing a refund claim with the IRS in a timely manner.

The withholding tax will not apply to dividends paid to you if you provide a Form W-8ECI (or successor form), or an appropriate substitute form, certifying that the dividends are effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment. Instead, the effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the applicable graduated U.S. federal income tax rates as if you were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends also may be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate, if applicable) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

To the extent that the amount of any distributions exceeds our current or accumulated earnings and profits, the distribution first will be treated as a tax-free return of your basis in the shares of common stock, causing a reduction in your adjusted basis in the common stock, but not below zero, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a disposition of the common stock (the treatment of which is discussed below).

Gain on disposition of common stock

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•  the gain is effectively connected with a trade or business of yours in the United States and, where a tax treaty applies, is attributable to a permanent establishment in the United States maintained by you, in which case you would be taxed on the net gain derived from the sale or other disposition under applicable graduated U.S. federal income tax rates. If you are a foreign corporation, you may be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•  you are a non-resident alien individual and hold the common stock as a capital asset, and you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to a flat 30% tax on the gain derived from the sale or other disposition, which may be offset by certain U.S. capital losses (even though you are not considered to be a resident of the United States); or

•  we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the five-year period preceding the disposition or during your holding period, whichever period is shorter (the “applicable period”). Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we were a U.S. real property holding corporation and our common stock were regularly traded on an established securities market, you would be subject to tax only if you owned directly or indirectly more than five percent of our common stock during the applicable period including the date you sold the stock. We are not and do not expect to become a U.S. real property holding corporation.

Information reporting requirements and backup withholding

Any dividends paid to you, if you are a non-U.S. holder, may be subject to information reporting and backup withholding tax. Generally, we must report annually to you and to the IRS the amount of dividends paid to, and the amount, if any, of tax withheld with respect to you. These reporting requirements apply regardless of whether withholding is reduced or eliminated by an applicable tax treaty. Copies of the information returns may also be made available to the tax authorities in your country of residence under the provisions of an applicable income tax treaty or agreement or as required under local law.

In general, U.S. backup withholding tax may be imposed (at a current rate of 28%) on dividend payments made to you unless you certify, under penalties of perjury, among other things, your status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know you are a U.S. person) or otherwise establish an exemption from backup withholding.

U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a broker. However, unless you establish an exemption or a broker has documentary evidence in its files of your non-U.S. status, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that is:

•  a U.S. person;

•  a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•  a controlled foreign corporation as defined in the Code; or

•  a foreign partnership with certain U.S. connections.

If you receive payments of the proceeds of a disposition of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding tax and information reporting unless you certify under penalties of perjury, among other things, that you are a non-U.S. person (and we or our paying agent do not have actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding is reduced by the amount of tax withheld. When backup withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the IRS in a timely manner.

Federal estate tax

An individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States who is the owner of or treated as the owner of an interest in the common stock at the time of death will be required to include the value of the stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Shares eligible for future sale

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, because substantially all of our common stock outstanding prior to the consummation of this offering will be subject to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we expect to have outstanding an aggregate of 65,722,516 shares of our common stock (including 5,587,221 shares of our non-voting common stock), assuming no exercise of the underwriters’ option to purchase additional shares of our common stock and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. The remaining shares of common stock held by existing stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

Upon the expiration of the lock-up agreements described below 180 days after the date of this prospectus, and subject to the provisions of Rule 144 and Rule 701, an aggregate of up to 41,660,016 restricted shares may be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in those rules.

Lock-up agreements

We, our directors and executive officers and the holders of substantially all of our common stock will be subject to lock-up agreements with the underwriters. Under these agreements, neither we nor any of our directors or executive officers or such stockholders may, subject to limited exceptions, dispose of, hedge or otherwise transfer the economic consequences of ownership of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. may, in their sole discretion, release all or some of the securities from these lock-up agreements. Transfers or dispositions can be made sooner, provided the transferee becomes bound to the terms of the lock-up:

•  as a bona fide gift;

•  to a family member;

•  to any trust; or

•  to partners, in the case of a partnership, members, in the case of a limited liability company, or stockholders, in the case of a corporation.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•  one percent of the number of shares of voting common stock then outstanding, which will equal up to approximately 601,353 shares of common stock immediately after this offering; or

•  the average weekly trading volume of the common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

Sales of shares of common stock under Rule 144 may also be subject to manner of sale provisions and notice requirements and will be subject to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date such shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

Stock plans

We intend to file a registration statement or statements under the Securities Act covering              shares of common stock both reserved for issuance under our 2004 Plan and our Employee Stock

Purchase Plan and pursuant to all option grants made prior to this offering as well as covering the shares of our common stock purchasable under our 401(k) plan. Subject to lock-up arrangements, these registration statements are expected to be filed as soon as practicable after the closing date of this offering. Currently, there are no options to purchase shares outstanding under our 2004 Plan and no shares have been purchased or awarded under our 2004 Employee Stock Purchase Plan. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration rights under stockholders agreements

Following this offering, some of our stockholders will, under some circumstances, have the right to require us to register their shares for future sale. See “Description of capital stock, certificate of incorporation and by-laws—Registration rights.”

Underwriting

Subject to the terms and conditions set forth in an underwriting agreement, the underwriters named below have severally agreed to purchase, and we and the selling stockholders have agreed to sell to each underwriter, the number of shares of common stock set forth opposite their name below. J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. are the joint book-running managers and the representatives of the underwriters.

Underwriter	Number of shares
J.P. Morgan Securities Inc.
Citigroup Global Markets Inc.
Bear, Stearns & Co. Inc.
Credit Suisse First Boston LLC
Lehman Brothers Inc.

Total	24,062,500

The underwriting agreement provides that the obligations of the underwriters to purchase our common stock included in this offering are subject to the approval of the validity of the shares of common stock by counsel and other conditions. The underwriters are obligated to take and pay for all of the shares of common stock, other than those covered by the option described below, if any are taken.

The underwriters have advised us that they propose initially to offer such shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus. After the initial public offering, the public offering price may be changed.

At our request, the underwriters have reserved up to 800,000 shares of the common stock offered hereby for sale to our employees and franchisees, which we refer to as our directed share program. The number of shares of common stock available for sale to the general public in the initial public offering will be reduced to the extent these persons purchase any reserved shares pursuant to the directed share program. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus. If any of these persons purchase reserved shares, they will each be subject to restrictions on transfer for a period of 90 days after the date of the final prospectus relating to this offering.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date hereof, to purchase up to an additional 3,609,375 shares of common stock at the initial public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise that option if they sell more shares than the total number set forth in the table above. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Domino’s Pizza, Inc.		Paid by selling stockholders
	No exercise	Full exercise	No exercise	Full exercise
Per share	$	$	$	$
Total	$	$	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to specified other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We, our executive officers and directors and each of our existing stockholders are agreeing that, without the prior written consent of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., for a period of 180 days after the date of this prospectus, none of us will, except for limited exceptions where the transferee agrees to be bound by the terms of a similar lock-up or sells such shares in this offering, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of, or announce the offering of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock (any of such actions, a transfer).

We may issue shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for the benefit of our employees, directors, officers and franchisees under benefit plans described in this prospectus provided that, during the term of the lock-up, we will not file a registration statement covering shares of our common stock issuable upon exercise of options outstanding on the date we enter into the underwriting agreement.

Selling stockholders may transfer and donate shares of our common stock owned by them prior to the completion of this offering. The number of shares of our common stock beneficially owned by such selling stockholders will decrease as and when such selling stockholders transfer or donate their shares of our common stock. The plan of distribution for the securities offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees or other successors in interest will be selling stockholders for purposes of this prospectus.

We and the selling stockholders have agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, some liabilities, including liabilities under the Securities Act of 1933.

The underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act in connection with this offering. Stabilizing transactions permit bids to purchase the common stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market following completion of this offering to cover all or a portion of a syndicate short position created by the underwriters selling more shares of common stock in connection with this offering than they are committed to purchase from us and the selling stockholders. In addition, the underwriters may impose “penalty bids” under contractual arrangements between the underwriters and dealers participating in this offering whereby they may reclaim from a dealer participating in this offering the selling concession with respect to shares of common stock that are distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and if any are undertaken, they may be discontinued at any time.

We estimate that our share of the total expenses of this offering, excluding the underwriting discount, will be approximately $3,000,000.

Prior to this offering, affiliates of J.P. Morgan Securities Inc. own in excess of 10% of the issued and outstanding shares of our common stock. These affiliates will receive in excess of 10% of the net proceeds from this offering. According to Rule 2720 of the National Association of Securities Dealers, Inc.’s Conduct Rules, the offering must comply with requirements of Rule 2720 of the NASD Conduct Rules. That rule requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. In view of J.P. Morgan Securities Inc.’s relationship with us, the offering is being conducted in accordance with the rules of the NASD, and Citigroup Global Markets Inc. will serve in the capacity of “qualified independent underwriter” and will perform due diligence investigations and will review and participate in the preparation of the registration statement of which this prospectus forms a part. We have agreed to reimburse Citigroup Global Markets Inc. for its expenses, if any, incurred as a result of its engagement as qualified independent underwriter. The underwriters may not confirm sales to any discretionary account without the prior specific written approval of the customer.

An affiliate of J.P. Morgan Securities Inc. acted as administrative agent and is a lender under our senior secured credit facility. See “Description of indebtedness.” In addition, an affiliate of Citigroup Global Markets Inc. acted as syndication agent and is a lender under our senior secured credit facility.

In the ordinary course of the underwriters’ respective businesses, the underwriters and their affiliates have engaged and may engage in commercial, investment banking and other advisory transactions with us and our affiliates for which they have received and will receive customary fees and expenses. Affiliates of each of the underwriters served as initial purchasers in connection with Domino’s, Inc.’s 2003 offering of 8¼% senior subordinated notes due 2011. In addition, affiliates of some of the underwriters have interests in one or more investment funds affiliated with Bain Capital, LLC.

We intend to list our common stock on the New York Stock Exchange under the symbol “DPZ.” The underwriters intend to sell shares to a minimum of 2,000 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us. Among the factors that we and these representatives will consider in determining the initial public offering price will be our future prospects and our industry in general, our sales, earnings and other financial and operating information in recent periods and the price-to-earnings ratio, market prices of securities and other financial and operating information of companies engaged in activities similar to ours.

Each underwriter has represented, warranted and agreed that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of the offering, will not offer or sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers at Securities Regulations 1995; (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any shares of common stock in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and (3) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

The shares of common stock may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

No invitation to acquire shares, whether directly or indirectly, may be made to the public in the Cayman Islands.

(1) This offering is not described in an information memorandum subject to the visa of the Commission des Opérations de Bourse; (2) the offerees may participate in this offering provided that they are acting for their own account pursuant to the provisions set forth in the Decree n° 98-880 of 1 October 1998; and (3) the resale, directly or indirectly, to the public of the securities as so purchased can only be made in accordance with the provisions of articles 6 and 7 of the ordinance n° 67-833 of 28 September 1967, as codified in the Monetary and Financial Code.

Validity of common stock

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Some partners of Ropes & Gray LLP are members in RGIP LLC, own 78,672 shares of common stock. RGIP LLC is also an investor in certain investment funds affiliated with Bain Capital, LLC and is a selling stockholder in this offering. Legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

Experts

The consolidated financial statements of Domino’s Pizza, Inc. as of December 29, 2002 and December 28, 2003 and for each of the years in the three-year period ended December 28, 2003 included in this prospectus and the financial statement schedules included in the registration statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facilities of the Securities and Exchange Commission’s principal office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549 and at the Securities and Exchange Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. You can request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

We will also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

Our subsidiary, Domino’s, Inc., files periodic reports and other information with the Securities and Exchange Commission under the terms of the indenture governing the notes. These reports and the other information may be inspected, without charge, and copied, at prescribed rates, at the public reference facilities maintained by the Securities and Exchange Commission as described above.

Report of independent registered public accounting firm

To Domino’s Pizza, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Domino’s Pizza, Inc. and its subsidiaries (the “Company”) at December 29, 2002 and December 28, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for goodwill in 2002.

/s/    PRICEWATERHOUSECOOPERS LLP

Detroit, Michigan

January 30, 2004, except as to Note 13 and

the effect of a two-for-three stock split which are May 11, 2004

Domino’s Pizza, Inc. and subsidiaries

Consolidated balance sheets

(In thousands, except share and per share amounts)	December 29, 2002	December 28, 2003
Assets
Current assets:
Cash and cash equivalents	$22,596	$42,852
Accounts receivable, net of reserves of $3,764 in 2002 and $3,869 in 2003	57,497	64,571
Inventories	21,832	19,480
Notes receivable, net of reserves of $1,785 in 2002 and $291 in 2003	3,398	3,785
Prepaid expenses and other	6,694	16,040
Advertising fund assets, restricted	28,231	30,544
Deferred income taxes	6,809	5,730

Total current assets	147,057	183,002

Property, plant and equipment:
Land and buildings	15,986	21,849
Leasehold and other improvements	57,029	61,433
Equipment	145,513	158,286
Construction in progress	5,727	6,133

	224,255	247,701
Accumulated depreciation and amortization	103,708	120,634

Property, plant and equipment, net	120,547	127,067

Other assets:
Investments in marketable securities, restricted	3,172	4,155
Notes receivable, less current portion, net of reserves of $1,899 in 2002 and $1,840 in 2003	10,755	1,813
Deferred financing costs, net of accumulated amortization of $22,436 in 2002 and $846 in 2003	18,264	18,847
Goodwill	23,232	23,432
Capitalized software, net of accumulated amortization of $25,930 in 2002 and $26,936 in 2003	28,313	27,197
Other assets, net of accumulated amortization of $1,374 in 2002 and $2,087 in 2003	10,945	11,020
Deferred income taxes	60,390	52,042

Total other assets	155,071	138,506

Total assets	$422,675	$448,575

The accompanying notes are an integral part of these consolidated balance sheets.

Domino’s Pizza, Inc. and subsidiaries

Consolidated balance sheets

(Continued)

(In thousands, except share and per share amounts)	December 29, 2002	December 28, 2003
Liabilities and stockholders’ deficit
Current liabilities:
Current portion of long-term debt	$2,843	$18,572
Accounts payable	46,131	53,388
Accrued compensation	26,723	25,315
Accrued interest	12,864	17,217
Insurance reserves	8,452	9,432
Advertising fund liabilities	28,231	30,544
Other accrued liabilities	32,006	29,795

Total current liabilities	157,250	184,263

Long-term liabilities:
Long-term debt, less current portion	599,180	941,165
Insurance reserves	12,510	15,941
Other accrued liabilities	29,090	25,169

Total long-term liabilities	640,780	982,275

Commitments and contingencies
Cumulative preferred stock, par value $0.001 per share; liquidation value $105.00 per share; 1,040,000 shares in 2002 and no shares in 2003 authorized; 980,108 shares in 2002 and no shares in 2003 issued and outstanding	98,024	—

Stockholders’ deficit:
Class L common stock, par value $0.01 per share; 5,000,000 shares authorized; 3,614,870 shares in 2002 and 3,614,466 shares in 2003 issued and outstanding	36	36
Common stock, par value $0.01 per share; 95,000,000 shares authorized; 32,709,603 shares in 2002 and 32,705,966 shares in 2003 issued and outstanding	327	327
Additional paid-in capital	283,270	181,897
Retained deficit	(750,936)	(900,232)
Deferred stock compensation	(1,565)	—
Accumulated other comprehensive income (loss)	(4,511)	9

Total stockholders’ deficit	(473,379)	(717,963)

Total liabilities and stockholders’ deficit	$422,675	$448,575

The accompanying notes are an integral part of these consolidated balance sheets.

Domino’s Pizza, Inc. and subsidiaries

Consolidated statements of income

	For the years ended
(in thousands, except per share amounts)	December 30, 2001	December 29, 2002	December 28, 2003
Revenues:
Domestic Company-owned stores	$362,189	$376,533	$375,421
Domestic franchise	134,195	140,667	144,458
Domestic distribution	691,902	676,018	717,057
International	69,995	81,762	96,386

Total revenues	1,258,281	1,274,980	1,333,322

Operating expenses:
Cost of sales
Domestic Company-owned stores	280,758	292,378	299,599
Domestic distribution	620,912	600,247	640,425
International and other	36,229	46,347	52,072

Total cost of sales	937,899	938,972	992,096

General and administrative	193,315	178,215	181,753

Total operating expenses	1,131,214	1,117,187	1,173,849

Income from operations	127,067	157,793	159,473
Interest income	1,807	537	387
Interest expense	(68,380)	(60,321)	(74,678)
Other	(217)	(1,836)	(22,747)

Income before provision for income taxes	60,277	96,173	62,435
Provision for income taxes	23,506	35,686	23,398

Net income	$36,771	$60,487	$39,037

Net income (loss) available to common stockholders—basic and diluted	$20,713	$42,959	$(4,004)

Earnings (loss) per share:
Class L—Basic	$9.67	$10.97	$10.26
Class L—Diluted	$9.65	$10.96	$10.25

Common stock—Basic	$(0.45)	$0.10	$(1.26)
Common stock—Diluted	$(0.45)	$0.09	$(1.26)

The accompanying notes are an integral part of these consolidated statements.

Domino’s Pizza, Inc. and subsidiaries

Consolidated statements of comprehensive income

	For the years ended
(in thousands)	December 30, 2001	December 29, 2002	December 28, 2003
Net income	$36,771	$60,487	$39,037

Other comprehensive income (loss), before tax:
Currency translation adjustment	(259)	1,082	1,704
Cumulative effect of change in accounting for derivative instruments	2,685	—	—
Unrealized losses on derivative instruments	(8,124)	(10,241)	(1,856)
Reclassification adjustment for losses included in net income	2,384	5,389	6,300

	(3,314)	(3,770)	6,148
Tax attributes of items in other comprehensive income (loss)	1,130	1,795	(1,628)

Other comprehensive income (loss), net of tax	(2,184)	(1,975)	4,520

Comprehensive income	$34,587	$58,512	$43,557

The accompanying notes are an integral part of these consolidated statements.

Domino’s Pizza, Inc. and subsidiaries

Consolidated statements of stockholders’ deficit

						Accumulated other comprehensive income (loss)
	Class L common stock	Class A common Stock	Additional paid-in capital	Retained deficit	Deferred stock compensation	Currency translation adjustment	Fair value of derivative instruments
(In thousands)
Balance at December 31, 2000	$37	$328	$292,655	$(845,454)	$—	$(352)	$—
Net income	—	—	—	36,771	—	—	—
Distribution	—	—	—	(2,740)	—	—	—
Purchase of common stock	—	—	(2,613)	—	—	—	—
Accretion of cumulative preferred stock	—	—	(533)	—	—	—	—
Exercise of stock options	—	—	35	—	—	—	—
Tax benefit related to the exercise of stock options	—	—	72	—	—	—	—
Deferred stock compensation related to stock options	—	—	191	—	(191)	—	—
Amortization of deferred stock compensation	—	—	—	—	38	—	—
Currency translation adjustment	—	—	—	—	—	(259)	—
Cumulative effect of change in accounting for derivative instruments, net of tax	—	—	—	—	—	—	1,692
Unrealized losses on derivative instruments, net of tax	—	—	—	—	—	—	(5,119)
Reclassification adjustment for losses included in net income, net of tax	—	—	—	—	—	—	1,502

Balance at December 30, 2001	37	328	289,807	(811,423)	(153)	(611)	(1,925)
Net income	—	—	—	60,487	—	—	—
Capital contribution	—	—	521	—	—	—	—
Purchase of common stock	(1)	(1)	(8,744)	—	—	—	—
Accretion of cumulative preferred stock	—	—	(455)	—	—	—	—
Exercise of stock options	—	—	135	—	—	—	—
Tax benefit related to the exercise of stock options	—	—	317	—	—	—	—
Deferred stock compensation related to stock options	—	—	1,689	—	(1,689)	—	—
Amortization of deferred stock compensation	—	—	—	—	277	—	—
Currency translation adjustment	—	—	—	—	—	1,082	—
Unrealized losses on derivative instruments, net of tax	—	—	—	—	—	—	(6,452)
Reclassification adjustment for losses included in net income, net of tax	—	—	—	—	—	—	3,395

Balance at December 29, 2002	36	327	283,270	(750,936)	(1,565)	471	(4,982)
Net income	—	—	—	39,037	—	—	—
Distributions	—	—	—	(188,333)	—	—	—
Purchase of common stock	—	—	(532)	—	—	—	—
Accretion of cumulative preferred stock	—	—	(33,916)	—	—	—	—
Dividends declared on cumulative preferred stock	—	—	(68,617)	—	—	—	—
Exercise of stock options	—	—	85	—	—	—	—
Tax benefit related to the exercise of stock options	—	—	134	—	—	—	—
Non-cash compensation expense, including amortization of deferred stock compensation	—	—	1,473	—	1,565	—	—
Currency translation adjustment	—	—	—	—	—	1,704	—
Unrealized losses on derivative instruments, net of tax	—	—	—	—	—	—	(1,121)
Reclassification adjustment for losses included in net income, net of tax	—	—	—	—	—	—	3,937

Balance at December 28, 2003	$36	$327	$181,897	$(900,232)	$—	$2,175	$(2,166)

The accompanying notes are an integral part of these consolidated statements.

Domino’s Pizza, Inc. and subsidiaries

Consolidated statements of cash flows

	For the years ended
(in thousands)	December 30, 2001	December 29, 2002	December 28, 2003
Cash flows from operating activities:
Net income	$36,771	$60,487	$39,037
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	33,092	28,273	29,822
Provision (benefit) for losses on accounts and notes receivable	2,996	(441)	(212)
(Gains) losses on sale/disposal of assets	1,964	2,919	(2,606)
Provision for deferred income taxes	4,101	12,168	7,799
Amortization of deferred financing costs and debt discount	6,031	9,966	20,756
Non-cash compensation expense	38	277	3,038
Changes in operating assets and liabilities—
Increase in accounts receivable	(10,050)	(2,252)	(7,393)
Decrease (increase) in inventories, prepaid expenses and other	3,427	(1,217)	1,001
Increase (decrease) in accounts payable and accrued liabilities	11,056	(12,077)	6,870
Increase (decrease) in insurance reserves	(2,727)	7,263	4,411

Net cash provided by operating activities	86,699	105,366	102,523

Cash flows from investing activities:
Capital expenditures	(40,606)	(53,931)	(29,161)
Proceeds from sale of property, plant and equipment	2,225	719	1,101
Acquisitions of franchise operations	(1,362)	(22,157)	(200)
Repayments of notes receivable, net	4,807	3,247	10,423
Other, net	180	108	(1,727)

Net cash used in investing activities	(34,756)	(72,014)	(19,564)

Cash flows from financing activities:
Purchase of common stock	(1,274)	(8,746)	(532)
Purchase of cumulative preferred stock	(364)	(1,645)	(200,557)
Proceeds from exercise of stock options	35	135	85
Proceeds from issuance of long-term debt	—	365,000	1,010,090
Repayments of long-term debt and capital lease obligation	(32,332)	(417,736)	(662,492)
Cash paid for financing costs	—	(3,636)	(21,142)
Distributions	(2,740)	—	(188,333)
Capital contribution	—	521	—

Net cash used in financing activities	(36,675)	(66,107)	(62,881)

Effect of exchange rate changes on cash and cash equivalents	41	128	178

Increase (decrease) in cash and cash equivalents	15,309	(32,627)	20,256
Cash and cash equivalents, at beginning of period	39,914	55,223	22,596

Cash and cash equivalents, at end of period	$55,223	$22,596	$42,852

The accompanying notes are an integral part of these consolidated statements.

Domino’s Pizza, Inc. and subsidiaries

Notes to consolidated financial statements

1. Description of business and summary of significant accounting policies

Description of business

Domino’s Pizza, Inc. (DPI), a Delaware corporation, conducts its operations and derives substantially all of its operating income and cash flows through its wholly-owned subsidiary, Domino’s Inc. (Domino’s), and Domino’s wholly-owned subsidiary, Domino’s Pizza LLC. The Company is primarily engaged in the following business activities: (i) retail sales through Company-owned Domino’s Pizza stores, (ii) sales of food, equipment and supplies to Company-owned and franchised Domino’s Pizza stores through Company-owned distribution centers, and (iii) receipt of royalties and fees from domestic and international Domino’s Pizza franchisees.

DPI is the surviving entity of a merger with its former parent company, TISM, Inc. (TISM) as further described in Note 13.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of DPI and those of Domino’s and Domino’s wholly-owned subsidiaries and one majority-owned subsidiary (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

Fiscal year

The Company’s fiscal year ends on the Sunday closest to December 31. The 2001 fiscal year ended December 30, 2001; the 2002 fiscal year ended December 29, 2002; and the 2003 fiscal year ended December 28, 2003. Each of these fiscal years consists of fifty-two weeks.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase. These investments are carried at cost, which approximates fair value.

Inventories

Inventories are valued at the lower of cost (on a first-in, first-out basis) or market.

Inventories at December 29, 2002 and December 28, 2003 are comprised of the following:

(in thousands)	2002	2003
Food	$16,123	$15,886
Equipment and supplies	5,709	3,594

Inventories	$21,832	$19,480

Notes receivable

During the normal course of business, the Company may provide financing to franchisees (i) to stimulate franchise store growth, (ii) to finance the sale of Company-owned stores to franchisees, (iii) to facilitate new equipment rollouts, or (iv) to otherwise assist a franchisee. Notes receivable generally require monthly payments of principal and interest, or monthly payments of interest only, generally ranging from 10% to 12%, with balloon payments of the remaining principal due one to ten years from the original issuance date. Such notes are generally secured by the related assets or business. The carrying amounts of these notes approximate fair value.

Other assets

Current and long-term other assets primarily include prepaid expenses such as insurance and taxes, deposits, investments in international franchisees, covenants not-to-compete and other intangible assets primarily arising from franchise acquisitions, and, at December 28, 2003, assets relating to the fair value of derivatives. Amortization expense for financial reporting purposes is provided using the straight-line method or an accelerated method (Note 7) over the useful lives for covenants not-to-compete and other intangible assets and was approximately $5.5 million, $185,000 and $794,000 in 2001, 2002 and 2003, respectively.

Property, plant and equipment

Additions to property, plant and equipment are recorded at cost. Repair and maintenance costs are expensed as incurred. Depreciation and amortization expense for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are generally as follows (in years):

Buildings	20
Leasehold and other improvements	10
Equipment	3-12

Included in land and buildings as of December 28, 2003 is a capital lease asset of approximately $6.2 million related to the lease of a distribution center building. This capital lease asset is being amortized over the fifteen year lease term.

Depreciation and amortization expense on property, plant and equipment was approximately $16.0 million, $19.5 million and $22.9 million in 2001, 2002 and 2003, respectively.

Impairments of long-lived assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company evaluates the potential impairment of long-lived assets based on various analyses including the projection of undiscounted cash flows, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. For Company-owned stores, the Company performs this evaluation on an operating market basis, which the Company has determined to be the lowest level for which identifiable cash flows are largely independent of other cash flows. If the carrying amount of a long-lived asset exceeds the amount of the expected future undiscounted cash flows, an impairment loss is recognized and the asset is written down to its estimated fair value. No long-lived asset impairment losses have been recognized in 2001, 2002 or 2003.

Investments in marketable securities

Investments in marketable securities consist of investments in various funds made by eligible individuals as part of the Company’s deferred compensation plan (Note 5). These investments are stated at aggregate fair value, are restricted and have been placed in a rabbi trust whereby the amounts are irrevocably set aside to fund the Company’s obligations under the deferred compensation plan. The Company classifies these investments in marketable securities as trading and accounts for them in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Deferred financing costs

Deferred financing costs include debt issuance costs primarily incurred by the Company as part of the 2003 Recapitalization (Note 2). Amortization is provided using the effective interest rate method over the terms of the respective debt instruments to which the costs relate and is included in interest expense.

In connection with the consummation of the 2002 Agreement (Note 2), the Company expensed financing costs of approximately $4.5 million. In connection with the 2003 Recapitalization, the Company expensed financing costs of approximately $15.6 million. Amortization of deferred financing costs, including the aforementioned amounts, was approximately $6.0 million, $10.0 million and $20.6 million in 2001, 2002 and 2003, respectively.

Goodwill

Goodwill, primarily arising from franchise store acquisitions, was amortized using the straight-line method over periods not exceeding ten years for periods prior to 2002. Amortization expense was approximately $2.0 million in 2001. The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, effective December 31, 2001 and, accordingly, ceased amortizing goodwill and assigned goodwill to reporting units for purposes of impairment testing. The Company has determined its reporting units to be its operating segments. In addition, the Company performed the required transition impairment test and determined that no impairment existed as of the date of adoption. The Company also performed its annual impairment test at December 29, 2002 and December 28, 2003 and determined that no impairment existed.

SFAS No. 142 requires prospective application and does not permit restatement of prior period financial statements. Had this Statement been applied in prior years, 2001 net income and basic loss per Class A share would have been approximately $38.1 million and $(0.27), respectively.

During 2002, the Company recorded approximately $10.6 million of goodwill in connection with the acquisition of the Arizona Stores (Note 11). This goodwill is expected to be deductible for tax purposes.

Capitalized software

Capitalized software is recorded at cost and includes purchased, internally-developed and externally-developed software used in the Company’s operations. Amortization expense for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the software, which range from two to seven years. During 2002, the Company expensed approximately $5.3 million of certain capitalized software costs, which is included in general and administrative expense as a loss on disposal of assets. Capitalized software amortization expense was approximately $9.4 million, $8.5 million and $6.1 million in 2001, 2002 and 2003, respectively.

Insurance reserves

The Company’s health insurance program provides coverage for life, medical, dental and accidental death and dismemberment (AD&D) claims. Self-insurance limitations for medical per a covered individual’s lifetime are $2.0 million in 2001, 2002 and 2003. The AD&D and life insurance components of the health insurance program are fully insured by the Company through third-party insurance carriers.

In December 1998, the Company entered into a guaranteed cost, combined casualty insurance program that is effective for the period from December 1998 to December 2001. This program covers insurance claims on a first dollar basis for workers’ compensation, general liability and owned and non-owned automobile liabilities. Total insurance limits under this program are $106.0 million per occurrence for general liability and owned and non-owned automobile liabilities and up to the applicable statutory limits for workers’ compensation.

The Company is partially self-insured for workers’ compensation, general liability and owned and non-owned automobile liabilities for certain periods prior to December 1998 and for periods after December 2001. The Company is generally responsible for up to $1.0 million per occurrence under these retention programs for workers’ compensation and general liability. The Company is also generally responsible for between $500,000 and $3.0 million per occurrence under these retention programs for owned and non-owned automobile liabilities. Total insurance limits under these retention programs vary depending on the year covered and range up to $108.0 million per occurrence for general liability and owned and non-owned automobile liabilities and up to the applicable statutory limits for workers’ compensation.

Insurance reserves, other than health insurance reserves, are determined using actuarial estimates from an independent third party. These estimates are based on historical information along with certain assumptions about future events. Changes in assumptions for such factors as medical costs and legal actions, as well as changes in actual experience, could cause these estimates to change in the near term. In management’s opinion, the insurance reserves at December 29, 2002 and December 28, 2003 are sufficient to cover related losses.

Other accrued liabilities

Current and long-term other accrued liabilities primarily include accruals for sales, income and other taxes, legal matters, marketing and advertising expenses, store operating expenses, liabilities relating to the fair value of derivatives and deferred compensation liabilities

Foreign currency translation

The Company’s foreign entities use their local currency as the functional currency, in accordance with the provisions of SFAS No. 52, “Foreign Currency Translation.” Where the functional currency is the local currency, the Company translates net assets into U.S. dollars at yearend exchange rates, while income and expense accounts are translated at average annual exchange rates. Currency translation adjustments are included in accumulated other comprehensive income (loss) and foreign currency transaction gains and losses are included in determining net income.

Revenue recognition

Domestic Company-owned stores revenues are comprised of retail sales through Company-owned stores located in the contiguous United States and are recognized when the items are delivered to or carried out by customers.

Domestic franchise revenues are primarily comprised of royalties and, to a lesser extent, fees and other income from franchisees with operations in the contiguous United States. Royalty revenues are recognized when the items are delivered to or carried out by franchise customers.

Domestic distribution revenues are primarily comprised of sales of food, equipment and supplies to franchised stores located in the contiguous United States. Revenues from the sales of food are recognized upon delivery of the food to franchisees, while revenues from the sales of equipment and supplies are generally recognized upon shipment of the related products to franchisees.

International revenues are primarily comprised of sales of food to, and royalties and fees from, foreign, Alaskan and Hawaiian franchisees and are recognized consistently with the policies applied for revenues generated in the contiguous United States.

Distribution profit-sharing arrangements

The Company enters into profit-sharing arrangements with Domestic Stores (Note 10) that purchase all of their food from its distribution centers. These profit-sharing arrangements generally provide participating stores with 50% of their regional distribution center’s pre-tax profits based upon each store’s purchases from the distribution center. Profit-sharing obligations are recorded as a revenue reduction in the Domestic Distribution segment (Note 10) in the same period as the related revenues and costs are recorded, and were $37.9 million, $40.9 million and $41.6 million in 2001, 2002 and 2003, respectively.

Advertising

Advertising costs are expensed as incurred. Advertising expense, which relates primarily to Company-owned stores, was approximately $35.3 million, $36.0 million and $36.6 million during 2001, 2002 and 2003, respectively.

Domestic Stores are required to contribute a certain percentage of sales to the Domino’s National Advertising Fund, Inc. (DNAF), a not-for-profit subsidiary that administers the Domino’s Pizza system’s national and market level advertising activities. Included in advertising expense were national advertising contributions from Company-owned stores to DNAF of approximately $10.9 million in 2001 and $11.3 million in each of 2002 and 2003. DNAF also received national advertising contributions from franchisees of approximately $73.6 million, $76.5 million and $77.7 million during 2001, 2002 and 2003, respectively. Franchisee contributions and offsetting expenses are presented net in the accompanying statements of income.

Derivative instruments

The Company accounts for its derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and related Statements which require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

During 2001 and 2002, the Company entered into multiple interest rate derivative agreements to effectively convert the variable Eurodollar component of the effective interest rate on a portion of the Company’s debt under its credit agreements to various fixed rates, in an effort to reduce the impact of interest rate changes on income. The Company designated all of these agreements as cash flow hedges. The Company has determined that no ineffectiveness exists related to these derivatives. Related gains and losses upon settlement of these derivatives are recorded in interest expense.

During 2003, the Company entered into two interest rate derivative agreements to effectively convert the fixed interest rate component of the Company’s debt under the 2011 Notes (Note 2) to variable rates over the term of the 2011 Notes. The Company has designated both of these agreements as fair value hedges. The Company has determined that no ineffectiveness exists related to these derivatives. Related gains and losses upon settlement of these derivatives are recorded in interest expense.

These agreements are summarized as follows:

Derivative	Total notional amount	Term	Rate
Interest Rate Swap	$60.0 million	June 2001-June 2004	4.90%
Interest Rate Swap	$30.0 million	September 2001-September 2004	3.69%
Interest Rate Swap	$75.0 million	August 2002-June 2005	3.25%
Interest Rate Swap	$50.0 million	August 2003-July 2011	LIBOR plus 319 basis points
Interest Rate Swap	$50.0 million	August 2003-July 2011	LIBOR plus 324 basis points

At December 29, 2002, the fair value of the Company’s cash flow hedges is a net liability of approximately $7.9 million, of which $6.0 million is included in current other accrued liabilities and $1.9 million is included in long-term other accrued liabilities. At December 28, 2003, the fair value of the Company’s cash flow hedges is a net liability of approximately $3.4 million, of which $3.1 million is included in current other accrued liabilities and $320,000 is included in long-term other accrued liabilities.

At December 28, 2003, the fair value of the Company’s fair value hedges is a net asset of approximately $3.6 million, of which $3.1 million is included in prepaid expenses and other and $536,000 is included in long-term other assets.

Earnings per share

The Company accounts for earnings per share in accordance with SFAS No. 128, “Earnings Per Share” and related guidance, which requires two calculations of earnings per share (EPS) to be disclosed: basic EPS and diluted EPS. The Company presents EPS information using the two-class method due to the Class L preference provisions detailed in the Company’s amended articles of incorporation and further described in Note 9.

The numerator in calculating Class L basic and dilutive EPS is the Class L preference amount accrued during the year presented plus, if positive, a pro rata share of an amount equal to consolidated net income less preferred stock dividends, less accretion amounts relating to the redemption value of the Preferred Stock (Note 9) and less the aforementioned Class L preference amount. The Class L preferential distribution amounts were $35.6 million, $39.4 million and $37.1 million in 2001, 2002 and 2003, respectively.

The numerator in calculating Common Stock basic and dilutive EPS is an amount equal to consolidated net income less preferred stock dividends, accretion amounts relating to the redemption value of the Preferred Stock, the aforementioned Class L preference amount and Class L pro rata share amount, if any.

The denominator in calculating Class L basic EPS and Common Stock basic EPS are the weighted average shares outstanding for each respective class of shares. The denominator in calculating Class L dilutive EPS and Common Stock dilutive EPS includes the additional dilutive effect of outstanding stock options. The denominator in calculating the 2003 Common Stock dilutive EPS does not include 3,354,490 stock options as their inclusion would be anti-dilutive.

The computation of basic and diluted earnings per common share is as follows:

	Year ended
(in thousands, except share and per share amounts)	2001	2002	2003
Net income	$36,771	$60,487	$39,037
Less—
Accumulated preferred stock dividends	(15,525)	(17,073)	(9,125)
Accretion amounts relating to redemption value of preferred stock	(533)	(455)	(33,916)

Net income (loss) available to common stockholders—basic and diluted	$20,713	$42,959	$(4,004)

Allocation of net income (loss) to common stockholders:
Class L	$35,553	$39,754	$37,080
Common Stock	$(14,840)	$3,205	$(41,084)
Weighted average number of common shares:
Class L	3,678,474	3,622,930	3,614,629
Common Stock	33,239,761	32,767,099	32,707,435
Earnings (loss) per common share—basic:
Class L	$9.67	$10.97	$10.26
Common Stock	$(0.45)	$0.10	$(1.26)
Diluted weighted average number of common shares:
Class L	3,682,463	3,628,126	3,618,258
Common Stock	33,239,761	35,623,365	32,707,435
Earnings (loss) per common share—diluted:
Class L	$9.65	$10.96	$10.25
Common Stock	$(0.45)	$0.09	$(1.26)

New accounting pronouncements

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 clarifies the requirements of SFAS No. 5 “Accounting for Contingencies”, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Company adopted FIN 45 at the beginning of fiscal 2003. The adoption did not have a material effect on the Company’s results of operations or financial condition.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (SFAS 148). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation as required by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123). In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. The Company adopted SFAS 148 in 2003. The adoption did not have a material effect on the Company’s results of operations or financial condition.

In December 2003, the FASB issued a revised interpretation of FASB Interpretation 46, “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” (FIN 46R). FIN 46R requires the consolidation of a variable interest entity (VIE) by an enterprise if the enterprise is determined to be the primary beneficiary, as defined in FIN 46R. The Company is required to apply this interpretation immediately for all entities created after December 31, 2003. The Company is required to adopt FIN 46R for all variable interest entities created on or prior to December 31, 2003 by the beginning of the first annual period beginning after December 15, 2004, which is beginning of the Company’s fiscal 2005. The Company is assessing FIN 46R and related guidance as it relates to VIEs, and is unable to predict the impact, if any, of this interpretation on its results of operations or financial condition.

Supplemental disclosures of cash flow information

The Company paid interest of approximately $60.6 million, $51.8 million and $49.6 million during 2001, 2002 and 2003, respectively. Cash paid for income taxes was approximately $11.4 million, $24.0 million and $21.1 million in 2001, 2002 and 2003, respectively.

The Company financed the sale of certain Company-owned stores to franchisees with notes totaling approximately $7.0 million and $811,000 during 2001 and 2002, respectively, including $450,000 of notes to a former minority DPI stockholder in 2002.

During 2001, the Company accepted approximately $1.3 million of DPI common stock and approximately $500,000 of the Preferred Stock from a debtor as payment for approximately $1.8 million of accounts receivable owed to the Company.

During 2003, the Company entered into a capital lease for one of its distribution center buildings. In connection with this lease, the Company recorded a $6.2 million capital lease asset and offsetting lease liability.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts from fiscal 2001 and 2002 have been reclassified to conform to the fiscal 2003 presentation.

The Company has presented on a gross basis approximately $30.5 million of assets and liabilities of the DNAF in the consolidated balance sheet as of December 28, 2003 and has reclassified approximately $28.2 million of assets and liabilities of the DNAF in the consolidated balance sheet as of December 29, 2002. As the related assets held by the DNAF, consisting primarily of cash received from franchisees and accounts receivable from franchisees, can only be used for activities that promote the Domino’s Pizza brand, all assets held by the DNAF are considered restricted.

The Company has reclassified losses on debt extinguishments of $217,000 and $1.8 million in 2001 and 2002, respectively, from general and administrative expense to other expense to conform to the presentation of the Company’s losses on debt extinguishments in 2003, which totaled $22.7 million.

2. Financing arrangements

At December 29, 2002 and December 28, 2003, long-term debt consisted of the following:

(In thousands)	2002	2003
2003 Agreement—Term Loan	$—	$538,013
2002 Agreement—Term Loan	363,175	—
Other borrowings	408	437
Capital lease obligation	—	6,152
Senior subordinated notes due 2009, 10 3/8%	238,440	11,234
Senior subordinated notes due 2011, 8 1/4%, net of a $2.7 million unamortized discount and including a $3.6 million asset related to fair value derivatives	—	403,901

	602,023	959,737
Less—current portion	2,843	18,572

	$599,180	$941,165

On July 29, 2002, the Company entered into a new credit agreement (the 2002 Agreement) with a consortium of banks and used the proceeds to repay borrowings outstanding under a previous credit agreement. The 2002 Agreement provided a $365.0 million term loan and a $100.0 million revolving credit facility.

2003 Recapitalization

On June 25, 2003, the Company consummated a recapitalization transaction (the 2003 Recapitalization) whereby the Company (i) issued and sold $403.0 million aggregate principal amount at maturity of 8 1/4% Senior Subordinated Notes due 2011 (the 2011 Notes) at a discount resulting in gross proceeds of approximately $400.1 million, and (ii) borrowed $610.0 million in term loans and secured a $125.0 million revolving credit facility with a consortium of banks (collectively, the 2003 Agreement). The 2003 Agreement was amended on November 25, 2003 primarily to obtain more favorable interest rate margins.

The Company used the proceeds from the 2011 Notes and the 2003 Agreement as well as cash from operations to (i) retire all of its outstanding 10 3/8% senior subordinated notes that were tendered, (ii) repay all amounts outstanding under the 2002 Agreement, (iii) redeem all of its outstanding preferred stock, (iv) pay a dividend on its outstanding common stock and (v) pay related transaction fees and expenses.

2003 Agreement

The 2003 Agreement provides the following credit facilities: a term loan (the Term Loan) and a revolving credit facility (the Revolver). The aggregate borrowings available under the 2003 Agreement are $735.0 million. The 2003 Agreement provides borrowings of $610.0 million under the Term Loan. The Term Loan was initially fully borrowed. Borrowings under the Term Loan bear interest, payable at least quarterly, at either (i) the higher of (a) the prime rate (4.00% at December 28, 2003) or (b) 0.50% above the Federal Reserve reported overnight funds rate, each plus an applicable margin of 1.50%, or (ii) the Eurodollar rate (1.125% at December 28, 2003) plus an applicable margin of 2.50%. At December 28, 2003, the Company’s borrowing rate was 3.625% for Term Loan borrowings. As of December 28, 2003, all borrowings under the Term Loan were under a Eurodollar contract with an interest period of 180 days. The 2003 Agreement requires Term Loan principal payments of $7.0 million in 2004, $42.0 million in 2005, $56.0 million in 2006, $52.5 million in 2007, $76.9 million in 2008, $108.2 million in 2009 and $195.4 million in 2010. The timing of the Company’s required payments under the 2003 Agreement may change based upon voluntary prepayments and generation of excess cash, as defined. Upon a public stock offering, the Company is required to pay down the Term Loan in an amount equal to 50% of the net proceeds of such offering. The final scheduled principal payment on the outstanding borrowings under the Term Loan is due in June 2010.

The 2003 Agreement also provides for borrowings of up to $125.0 million under the Revolver, of which up to $60.0 million is available for letter of credit advances. Borrowings under the Revolver (excluding letters of credit) bear interest, payable at least quarterly, at either (i) the higher of (a) the prime rate or (b) 0.50% above the Federal Reserve reported overnight funds rate, each plus an applicable margin of between 1.25% to 2.00%, or (ii) the Eurodollar rate plus an applicable margin of between 2.25% to 3.00%, with margins determined based upon the Company’s ratio of indebtedness to EBITDA, as defined. The Company also pays a 0.50% commitment fee on the unused portion of the Revolver. The fee for letter of credit amounts outstanding ranges from 2.375% to 3.125%. At December 28, 2003, the fee for letter of credit amounts outstanding was 3.125%. At December 28, 2003, there is $99.6 million in available borrowings under the Revolver, with $25.4 million of letters of credit outstanding. The Revolver expires in June 2009.

Borrowings under the 2003 Agreement are guaranteed by DPI, are jointly and severally guaranteed by most of Domino’s domestic subsidiaries and one foreign subsidiary, and are secured by substantially all of the assets of the Company.

The 2003 Agreement contains certain financial and non-financial covenants that, among other restrictions, require the maintenance of certain financial ratios related to interest coverage and leverage. The 2003 Agreement also restricts the Company’s ability to pay dividends on or redeem or purchase its capital stock, incur additional indebtedness, make investments, use assets as security in other transactions and sell certain assets or merge with or into other companies. At December 28, 2003, we were in compliance with all applicable covenants under the 2003 Agreement. If the Company was not in compliance with certain covenants under the 2003 Agreement, all outstanding amounts could become immediately due and payable.

2011 Notes

The 2011 Notes require semi-annual interest payments, beginning January 1, 2004. Before July 1, 2006, the Company may, at a price above par, redeem all, but not part, of the 2011 Notes if a change in control occurs, as defined in the 2011 Notes. Beginning July 1, 2007, the Company may redeem some or all of the 2011 Notes at fixed redemption prices, ranging from 104.125% of par in 2007 to 100% of par in 2009 through maturity. In the event of a change in control, as defined, the Company will be obligated to repurchase the 2011 Notes tendered at the option of the holders at a fixed price. Upon a public stock offering, the Company may use net proceeds from such offering to retire up to 40% of the aggregate principal amount of the 2011 Notes. The 2011 Notes are guaranteed by most of Domino’s domestic subsidiaries and one foreign subsidiary and are subordinated in right of payment to all existing and future senior debt of the Company.

The indenture related to the 2011 Notes restricts the Company from, among other restrictions, paying dividends or redeeming equity interests, with certain specified exceptions, unless a minimum fixed charge coverage ratio is met and, in any event, such payments are limited to 50% of the Company’s cumulative net income from December 30, 2002 to the payment date plus the net proceeds from any capital contributions or the sale of equity interests.

As of December 28, 2003, management estimates the fair value of the 2011 Notes to be approximately $437.3 million. The carrying amounts of the Company’s other debt approximate fair value. At December 28, 2003, we were in compliance with all applicable covenants under the 2011 Notes. If the Company was not in compliance with certain covenants under the 2011 Notes, all outstanding amounts could become immediately due and payable.

Other

As defined in the 2003 Agreement, an amount not to exceed $75.0 million was made available for the early retirement of 2011 Notes at the Company’s option. Certain amounts were also available for early retirement of senior subordinated notes under the Company’s previous credit agreements. In 2001, 2002 and 2003, the Company retired $6.0 million, $20.6 million and $20.5 million, respectively, of its senior subordinated notes through open market transactions using funds generated from operations. These retirements resulted in losses of approximately $217,000, $1.8 million and $2.3 million in 2001, 2002 and 2003, respectively, due to purchase prices in excess of face value. Additionally, as part of the 2003 Recapitalization, the Company recorded a $20.4 million loss relating to the retirement of significantly all of the outstanding 10 3/8% senior subordinated notes at a premium. These amounts are included in other in the accompanying statements of income.

At December 29, 2002, affiliates of DPI stockholders had term loan holdings of $42.9 million and senior subordinated notes holdings of $16.5 million. At December 28, 2003, affiliates of DPI stockholders had term loan holdings of $36.2 million and senior subordinated note holdings of $15.0 million. Related interest expense to these affiliates was approximately $3.8 million, $2.0 million and $3.2 million in 2001, 2002 and 2003, respectively.

At December 28, 2003, maturities of long-term debt and capital lease obligation are as follows, which exclude the $2.7 million unamortized discount on the 2011 Notes and the $3.6 million asset related to fair value derivatives and classifies as current $11.2 million of 10 3/8% senior subordinated notes due 2009 that were called on January 15, 2004:

(In thousands)
2004	$18,572
2005	42,274
2006	56,296
2007	52,819
2008	77,244
Thereafter	711,631

$958,836

3. Commitments and contingencies

Lease commitments

The Company leases equipment, vehicles, retail store and distribution center locations and its corporate headquarters under operating leases, and one capital lease with respect to a distribution center, with expiration dates through 2019. Rent expenses totaled approximately $34.4 million, $37.5 million and $38.3 million during 2001, 2002 and 2003, respectively.

As of December 28, 2003, the future minimum rental commitments for all non-cancelable leases, which include approximately $52.7 million in commitments to related parties and is net of approximately $3.5 million in future minimum rental commitments which have been assigned to certain franchisees, are as follows:

(In thousands)	Operating leases	Capital lease	Total
2004	$28,551	$736	$29,287
2005	28,165	736	28,901
2006	24,107	736	24,843
2007	19,363	736	20,099
2008	15,538	736	16,274
Thereafter	58,255	7,119	65,374

Total future minimal rental commitments	$173,979	10,799	$184,778

Less—amounts representing interest		4,647

Total principal payable on capital lease		$6,152

Legal proceedings and related matters

The Company is a party to lawsuits, revenue agent reviews by taxing authorities and legal proceedings, of which the majority involve workers’ compensation, employment practices liability, general liability and automobile and franchisee claims arising in the ordinary course of business. In management’s opinion, these matters, individually and in the aggregate, will not have a significant adverse effect on the financial condition of the Company, and the established reserves adequately provide for the estimated resolution of such claims.

4. Income taxes

The differences between the United States Federal statutory income tax provision (using the statutory rate of 35%) and the Company’s consolidated income tax provision for 2001, 2002 and 2003 are summarized as follow:

(In thousands)	2001	2002	2003
Federal income tax provision based on the statutory rate	$21,097	$33,661	$21,852
State and local income taxes, net of related Federal income taxes	1,588	1,904	1,215
Non-resident withholding and foreign income taxes	3,726	3,829	4,163
Foreign tax and other tax credits	(4,158)	(4,506)	(4,962)
Losses attributable to foreign subsidiaries	281	325	593
Non-deductible expenses	498	471	551
Other	474	2	(14)

	$23,506	$35,686	$23,398

The components of the 2001, 2002 and 2003 provision for income taxes are as follows:

(In thousands)	2001	2002	2003
Provision for Federal income taxes—
Current provision	$11,674	$18,685	$9,705
Deferred provision	5,663	10,243	7,661

Total provision for Federal income taxes	17,337	28,928	17,366
Provision for state and local income taxes—
Current provision	4,005	1,004	1,731
Deferred provision (benefit)	(1,562)	1,925	138

Total provision for state and local income taxes	2,443	2,929	1,869
Provision for non-resident withholding and foreign income taxes	3,726	3,829	4,163

	$23,506	$35,686	$23,398

As of December 29, 2002 and December 28, 2003, the significant components of net deferred income taxes are as follows:

(In thousands)	2002	2003
Deferred Federal income tax assets—
Depreciation, amortization and asset basis differences	$33,618	$28,340
Covenants not-to-compete	12,789	11,623
Insurance reserves	6,996	7,432
Other accruals and reserves	8,006	8,077
Bad debt reserves	2,465	1,806
Derivatives liability	2,925	1,297
Foreign net operating loss carryovers	1,352	1,945
Other	1,124	1,105

	69,275	61,625

Valuation allowance on foreign net operating loss carryovers	(1,352)	(1,945)

Total deferred Federal income tax assets	67,923	59,680

Deferred Federal income tax liabilities-
Capitalized software	6,893	7,939

Total deferred Federal income tax liabilities	6,893	7,939

Net deferred Federal income tax asset	61,030	51,741
Net deferred state and local income tax asset	6,169	6,031

Net deferred income taxes	$67,199	$57,772

As of December 29, 2002, the classification of net deferred income taxes is summarized as follows:

(In thousands)	Current	Long- term	Total
Deferred tax assets	$6,809	$67,283	$74,092
Deferred tax liabilities	—	(6,893)	(6,893)

Net deferred income taxes	$6,809	$60,390	$67,199

As of December 28, 2003, the classification of net deferred income taxes is summarized as follows:

(In thousands)	Current	Long-term	Total
Deferred tax assets	$5,730	$59,981	$65,711
Deferred tax liabilities	—	(7,939)	(7,939)

Net deferred income taxes	$5,730	$52,042	$57,772

Realization of the Company’s deferred tax assets is dependent upon many factors, including, but not limited to, the Company’s ability to generate sufficient taxable income. Although realization of the Company’s net deferred tax assets is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. On an ongoing basis, management will assess whether it remains more likely than not that the net deferred tax assets will be realized. As of December 28, 2003, the Company has approximately $5.6 million of foreign net operating loss carryovers, a portion of which will expire between 2004 through 2007, for which a valuation allowance has been provided.

5. Employee benefits

The Company has a retirement savings plan which qualifies under Internal Revenue Code Section 401(k). All employees of the Company who have completed 1,000 hours of service and are at least 21 years of age are eligible to participate in the plan. The plan requires the Company to match 50% of employee contributions per participant, with Company matching contributions limited to 3% of eligible participant compensation. These matching contributions vest immediately. The charges to operations for Company contributions to the plan were $2.3 million, $2.4 million and $2.2 million for 2001, 2002 and 2003, respectively.

The Company has established a nonqualified deferred compensation plan available for certain key employees. Under this plan, the participants may defer up to 40% of their annual compensation. The participants direct the investment of their deferred compensation within several investment funds. The Company is not required to contribute and did not contribute to this plan during 2001, 2002 or 2003.

6. Financial instruments with off-balance sheet risk

The Company is a party to stand-by letters of credit and, to a lesser extent, financial guarantees with off-balance sheet risk. The Company’s exposure to credit loss for stand-by letters of credit and financial guarantees is represented by the contractual amounts of these instruments. The Company uses the same credit policies in making conditional obligations as it does for on-balance sheet instruments. Total conditional commitments under letters of credit and financial guarantees as of December 28, 2003 are $26.4 million, and primarily relate to letters of credit for the Company’s insurance programs and distribution center leases.

7. Related party transactions

Headquarters lease

The Company leases its corporate headquarters under an operating lease agreement with a partnership owned by its founder and former majority stockholder. The Company renewed this lease for a ten-year term, beginning in December 2003. Total lease expense related to this lease was approximately $4.5 million in each of 2001, 2002 and 2003, respectively. The Company is not required to pay rent during 2004 under this lease agreement. Rent expense will be recognized on a straight-line basis over the entire term of the lease.

At December 28, 2003, aggregate future minimum lease commitments under this lease are as follows:

(In thousands)
2004	$—
2005	5,294
2006	5,373
2007	5,508
2008	5,645
Thereafter	30,871

$52,691

Distributions

During 2001, the Company distributed approximately $2.7 million to its founder and former majority stockholder and certain members of his family to satisfy recapitalization-related obligations.

During 2003, and in connection with the 2003 Recapitalization, the Company distributed $188.3 million to its common stockholders.

Consulting agreement

As part of a prior recapitalization in which the Company’s founder sold a controlling interest in the Company (the 1998 Recapitalization), the Company entered into a $5.5 million, ten-year consulting agreement with its founder and former majority stockholder. The Company paid $500,000 in 2001 under this agreement. During 2002, the Company and its founder and former majority stockholder mutually agreed to terminate the consulting agreement. The Company paid $2.9 million to effect such termination.

Covenant not-to-compete

As part of the 1998 Recapitalization, the Company entered into a covenant not-to-compete with its founder and former majority stockholder. Amortization expense for this covenant not-to-compete was provided using an accelerated method over a three-year period and was approximately $5.3 million in 2001. As of December 30, 2001, this asset was fully amortized.

Management agreement

As part of the 1998 Recapitalization, the Company entered into a management agreement with an affiliate of a DPI stockholder to provide the Company with certain management services. The Company is committed to pay an amount not to exceed $2.0 million per year on an ongoing basis for management services as defined in the management agreement. The Company incurred and paid $2.0 million for management services in each of 2001, 2002 and 2003, respectively. These amounts are included in general and administrative expense. Furthermore, in certain circumstances, the Company must allow the affiliate to participate in the negotiation and consummation of future senior financing for any acquisition or similar transaction and pay the affiliate a fee, as defined in the management agreement.

Stockholder indemnification of legal settlement

In 2002, the Company’s founder and former majority stockholder paid the Company $521,000 related to an indemnification of a lawsuit. The Company recorded the $521,000 as a capital contribution. The founder and former majority stockholder has no further obligation to the Company under the related indemnification agreement.

Contingent notes payable

The Company is contingently liable to pay our founder and former majority stockholder and a member of his family an amount not exceeding approximately $15.0 million under two notes payable, plus 8% interest per annum beginning in 2003, in the event the majority stockholders of DPI sell a certain percentage of their common stock to an unaffiliated party. The Company may prepay the notes payable at any time for $15.0 million plus interest, if any.

Financing arrangements

As part of the 2002 Agreement, the Company paid approximately $2.3 million of financing costs to an affiliate of a DPI stockholder. As part of the 2003 Recapitalization, the Company paid approximately $7.9 million of financing costs to an affiliate of a DPI stockholder. A separate affiliate is counterparty to a $50.0 million interest rate derivative agreement.

8. Stock options

The Company accounts for stock-based compensation using the intrinsic method prescribed in APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the stock at grant date over the amount an optionee must pay to acquire the stock.

The Company has one stock option plan: the TISM, Inc. Stock Option Plan (the Stock Option Plan). As of December 28, 2003, the maximum number of shares that may be granted under the Stock Option Plan is 6,557,826 shares of non-voting Common Stock and 41,717 shares of Class L common stock. Options granted under the Stock Option Plan are generally granted at 100% of the Board of Directors’ estimate of fair value of the underlying stock on the date of grant, expire ten years from the date of grant and vest within five years from the date of grant.

The Company recorded deferred stock compensation amounts of $191,000 and $1.7 million in 2001 and 2002, respectively, relating to stock options granted to employees at less than the Board of Directors’ estimate of fair value. These amounts were being amortized using the straight-line method over the related vesting periods. The Company recorded deferred stock compensation amortization expense of $38,000 and $277,000 in 2001 and 2002, respectively. In connection with the 2003 Recapitalization, all previously unvested options became immediately vested and exercisable. Accordingly, the Company expensed the remaining $1.6 million of unamortized deferred stock compensation. Additionally, the Company recorded $1.5 million in non-cash compensation expense related to the acceleration of the vesting period on certain stock options in connection with the 2003 Recapitalization. All non-cash compensation expenses are recorded in general and administrative expense.

Activity related to the Stock Option Plan is summarized as follows:

	Non-voting Common Stock options		Class L common stock options
	Number of shares	Weighted average exercise price	Number of shares
Outstanding at December 31, 2000	3,234,714		14,814
Options granted	334,666	$0.75	—
Options cancelled	(178,000)	$0.75	—
Options exercised	(46,000)	$0.75	—

Outstanding at December 30, 2001	3,345,380		14,814
Options granted	764,666	$5.25	—
Options cancelled	(66,066)	$1.59	—
Options exercised	(180,666)	$0.75	—

Outstanding at December 29, 2002	3,863,314		14,814
Options granted	2,097,000	$8.75	—
Options cancelled	(36,934)	$6.20	—
Options exercised	(44,733)	$1.89	—

Outstanding at December 28, 2003	5,878,647		14,814

Options outstanding and exercisable at December 28, 2003 are as follows:

	Options outstanding	Options exercisable	Exercise price	Weighted average remaining life (years)

Non-Voting Common Stock	3,080,981	3,080,981	$ 0.75	5.8
Non-Voting Common Stock	735,333	735,333	$ 5.25	8.1
Non-Voting Common Stock	126,333	126,333	$10.05	9.0
Non-Voting Common Stock	1,936,000	—	$ 8.66	9.5
Class L	14,814	14,814	$60.75	5.0

Management has estimated the fair value of each option grant on the date of grant using the minimum value method and the following assumptions: risk free interest rates of 4.60%, 4.02% and 2.95% in 2001, 2002 and 2003, respectively; expected dividend yields of 0.0%; and expected lives of five years in each of 2001, 2002 and 2003. Approximate fair values per share of each option granted are as follows:

	2001	2002	2003
Non-Voting Common Stock	$0.15	$0.95	$1.19

Option valuation models require the input of highly subjective assumptions. Because changes in subjective input assumptions can significantly affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

Had compensation cost for the Stock Option Plan been determined based on the fair value at the grant dates consistent with the method described in SFAS 123, the Company’s net income and earnings per share would have decreased to the following pro forma amounts, which may not be representative of that to be expected in future years:

	For the years ended
(in thousands, except per share amounts)	2001	2002	2003
Net income, as reported	$36,771	$60,487	$39,037
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	24	173	1,899
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(92)	(241)	(2,761)

Net income, pro forma	$36,703	$60,419	$38,175

Net income (loss) available to common stockholders, pro forma	$20,645	$42,891	$(4,866)

Earnings (loss) per common share—basic:
As reported and pro forma—Class L	$9.67	$10.97	$10.26
As reported—Common Stock	$(0.45)	$0.10	$(1.26)
Pro forma—Common Stock	$(0.45)	$0.10	$(1.27)
Earnings (loss) per common share—diluted:
As reported and pro forma—Class L	$9.65	$10.96	$10.25
As reported—Common Stock	$(0.45)	$0.09	$(1.26)
Pro forma—Common Stock	$(0.45)	$0.09	$(1.27)

9. Capital structure

Common stock

DPI’s common stock consists of Common Stock, which includes a non-voting and voting series, and Class L Common Stock, which is non-voting. Before the merger described in Note 13, TISM’s common stock consisted of Class A-1 common stock, Class A-2 common stock, Class A-3 common stock, and Class L common stock. Class A-1 common stock was voting common stock while Class A-2, A-3 and L were non-voting common stock. In connection with the merger, a two-for-three stock split was consummated for each class of common stock. Further, each share of TISM’s Class A-1, A-2 and A-3 common stock was converted into DPI Common Stock and each share of Class L Common Stock of TISM was converted into DPI Class L Common Stock. All options to purchase TISM Class A-3 Common Stock were converted into options to purchase the non-voting series of DPI Common Stock.

Class L common stock has preferential distribution rights over Common Stock whereby Class L stockholders are entitled to receive their original investment in the Class L common stock plus an additional 12% priority return compounded quarterly on their original investment amount before Common Stock holders have the right to participate in Company distributions. As of December 28, 2003, the Class L preferential distribution rights amount totaled approximately $275.4 million. After the Class L preferential distributions rights are satisfied, the Common Stock and Class L stockholders participate in the earnings of the Company on a pro rata basis determined using the number of shares then outstanding. The Class L common stock is mandatorily convertible into Common Stock upon a public offering or upon a sale or transfer of at least 50% of the Company’s Common Stock to an unaffiliated party. The conversion of Class L common stock into Common Stock is calculated by dividing the Class L preferential distribution rights amount by the Common Stock per share value as defined, plus an additional share of Common Stock for each share of Class L common stock outstanding.

The share components of Class A common stock are as follows:

	2002	2003
Voting	6,427,916	6,427,916
Non-Voting	26,281,687	26,278,050

Total Class A common stock	32,709,603	32,705,966

Cumulative preferred stock

The cumulative preferred stock issued by the Company as part of the 1998 Recapitalization (the Preferred Stock) was redeemed in connection with the 2003 Recapitalization. The Preferred Stock had a liquidation value of $105.00 per share (Liquidation Value) and had no voting rights except as allowed by law. Dividends were cumulative and accrued at 11.5%, compounded semi-annually, and were payable semi-annually when declared by the Board of Directors. No dividends were declared prior to the 2003 Recapitalization. The Preferred Stock had a liquidation preference over the Company’s common stock. The Preferred Stock was redeemable, during the first eleven years following the date of issuance, at the Company’s option, at varying prices per share up to 111.5% of an amount equal to the Liquidation Value plus accrued and unpaid dividends. Prior to the 2003 Recapitalization, the Company was accreting the carrying value of the Preferred Stock to the Liquidation Value over the eleven-year period using the effective interest method. Accretion amounts totaled approximately $533,000 and $455,000 in 2001 and 2002, respectively. In connection with the redemption of the Preferred Stock, the Company paid the holders of Preferred Stock an aggregate amount of $200.5 million. Accordingly, the Company recorded approximately $102.5 million in 2003, including $68.6 million of accumulated dividends declared in connection with the 2003 Recapitalization, to accrete the carrying value of the Preferred Stock to the redemption value.

10. Segment information

The Company has three reportable segments as determined by management using the “management approach” as defined in SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information”: (i) Domestic Stores, (ii) Domestic Distribution, and (iii) International. The Company’s operations are organized by management on the combined bases of line of business and geography. The Domestic Stores segment includes operations with respect to all franchised and Company-owned stores throughout the contiguous United States. The Domestic Distribution segment primarily includes the distribution of food, equipment and supplies to the Domestic Stores segment from the Company’s regional distribution centers. The International segment primarily includes operations related to the Company’s franchising business in foreign and non-contiguous United States markets, its Company-owned operations in the Netherlands and France and its distribution operations in Canada, France, the Netherlands, Alaska and Hawaii.

The accounting policies of the reportable segments are the same as those described in Note 1. The Company evaluates the performance of its segments and allocates resources to them based on earnings before interest, taxes, depreciation, amortization, gains (losses) on sale/disposal of assets, other expense and certain recapitalization-related expenses, referred to on a consolidated basis as Total Segment Income.

The tables below summarize the financial information concerning the Company’s reportable segments for 2001, 2002 and 2003. Intersegment Revenues are comprised of sales of food, equipment and supplies from the Domestic Distribution segment to the Company-owned stores in the Domestic Stores segment. Intersegment sales prices are market based. The “Other” column as it relates to Segment Income and income from operations information below primarily includes corporate administrative costs. In 2003, the “Other” column as it relates to Segment Income excludes $16.4 million of general and administrative costs that were incurred in connection with the 2003 Recapitalization, which primarily includes cash and non-cash compensation expenses. The “Other” column as it relates to capital expenditures primarily includes capitalized software and certain equipment and leasehold improvements.

(dollars in thousands)	Domestic stores	Domestic distribution	International	Intersegment revenues	Other	Total
Revenues—
2001	$496,384	$796,808	$69,995	$(104,906)	$—	$1,258,281
2002	517,200	779,684	81,762	(103,666)	—	1,274,980
2003	519,879	821,695	96,386	(104,638)	—	1,333,322
Segment income—
2001	$126,569	$44,323	$16,346	N/A	$(25,077)	$162,161
2002	137,626	49,953	25,910	N/A	(24,227)	189,262
2003	140,073	54,556	29,126	N/A	(20,620)	203,135
Income from operations—
2001	$114,253	$38,068	$15,162	N/A	$(40,416)	$127,067
2002	126,714	43,155	25,141	N/A	(37,217)	157,793
2003	127,082	45,946	28,117	N/A	(41,672)	159,473
Capital expenditures—
2001	$15,984	$6,949	$352	N/A	$17,321	$40,606
2002	26,218	7,690	722	N/A	19,301	53,931
2003	9,445	7,966	1,094	N/A	10,656	29,161

The following table reconciles Total Segment Income to consolidated income before provision for income taxes:

(In thousands)	2001	2002	2003
Total segment income	$162,161	$189,262	$203,135
Depreciation and amortization	(33,092)	(28,273)	(29,822)
Gains (losses) on sale/disposal of assets	(1,964)	(2,919)	2,606
Non-cash compensation expense	(38)	(277)	(3,038)
2003 Recapitalization expense	—	—	(13,408)

Income from operations	127,067	157,793	159,473
Interest income	1,807	537	387
Interest expense	(68,380)	(60,321)	(74,678)
Other	(217)	(1,836)	(22,747)

Income before provision for income taxes	$60,277	$96,173	$62,435

The following table summarizes the Company’s identifiable asset information as of December 29, 2002 and December 28, 2003:

(In thousands)	2002	2003
Domestic stores	$116,242	$103,967
Domestic distribution	98,460	106,476

Total domestic assets	214,702	210,443
International	23,167	26,597
Unallocated	184,806	211,535

Total consolidated assets	$422,675	$448,575

Unallocated assets primarily include cash and cash equivalents, advertising fund assets, investments in marketable securities, deferred financing costs, certain long-lived assets, deferred income taxes and, in 2003, assets relating to the fair value of derivatives.

The following table summarizes the Company’s goodwill balance as of December 29, 2002 and December 28, 2003:

(In thousands)	2002	2003
Domestic stores	$21,187	$21,197
Domestic distribution	1,067	1,067
International	978	1,168

Consolidated goodwill	$23,232	$23,432

11. Acquisition

On February 25, 2002, the Company purchased the assets related to 83 Domino’s Pizza stores (the Arizona Stores) from its former franchisee in Arizona using funds generated from operations. The Company paid approximately $21.5 million to acquire the related assets. The results of the Arizona Stores’ operations have been included in the Domestic Stores segment in the consolidated financial statements since that date. The Company also concurrently repurchased approximately $9.1 million in DPI stock from its former franchisee in Arizona.

12. Periodic financial data (unaudited; in thousands, except per share amounts)

The Company’s convention with respect to reporting periodic financial data is such that each of the first three fiscal quarters consists of twelve weeks while the last fiscal quarter consists of sixteen weeks.

	For the fiscal quarter ended				For the fiscal year ended
	March 24, 2002	June 16, 2002	September 8, 2002	December 29, 2002	December 29, 2002
Total revenues	$308,056	$294,062	$277,060	$395,802	$1,274,980
Income before provision for income taxes	25,236	17,090	17,060	36,787	96,173
Net income	15,896	10,743	10,715	23,133	60,487
Earnings (loss) per common share—basic:
Class L	$2.38	$2.70	$2.80	$3.30	$10.97
Class A	$0.07	$(0.10)	$(0.11)	$0.21	$0.10
Earnings (loss) per common share—diluted:
Class L	$2.38	$2.70	$2.79	$3.29	$10.96
Common Stock	$0.07	$(0.10)	$(0.11)	$0.19	$0.09

	For the fiscal quarter ended				For the fiscal year ended
	March 23, 2003	June 15, 2003	September 7, 2003	December 28, 2003	December 28, 2003
Total revenues	$312,252	$295,216	$292,848	$433,006	$1,333,322
Income (loss) before provision for income taxes	28,985	28,211	(28,862)	34,101	62,435
Net income (loss)	18,261	17,486	(18,038)	21,328	39,037
Earnings (loss) per common share—basic:
Class L	$2.74	$3.10	$2.31	$2.64	$10.25
Common Stock	$0.12	$0.05	$(1.85)	$0.33	$(1.26)
Earnings (loss) per common share—diluted:
Class L	$2.74	$3.09	$2.31	$2.64	$10.25
Common Stock	$0.11	$0.05	$(1.85)	$0.33	$(1.26)

13. Subsequent Events

On May 11, 2004, TISM, a Michigan corporation, reincorporated in Delaware by merging with and into DPI, its wholly-owned Delaware subsidiary. The merger is intended to be treated as a reincorporation for U.S. Federal income tax purposes. DPI had previously conducted no business activities and was organized solely for the purpose of effecting the reincorporation of TISM in Delaware. In connection with the merger, a two-for-three stock split was consummated for each class of common stock, as described in Note 9. The financial statements for the historical periods have been retroactively adjusted to give effect to the stock split. There was no other impact of the merger on the historical financial statements.

On May 6, 2004, the Company amended the 2003 Agreement (the 2004 Amendment) to, among other things, provide for a 25 basis point reduction in the applicable interest margins on Term Loan borrowings. The 2004 Amendment also requires the following Term Loan payments: approximately $1.3 million in 2004, approximately $5.3 million in each of the years 2005 through 2009 and approximately $500.3 million in 2010. The timing of the Company’s required payments under the 2004 Amendment may change based upon voluntary prepayments and generation of excess cash, as defined.

Subsequent to the first quarter of 2004, the Company entered into two additional interest rate swap agreements which effectively convert the variable LIBOR component of the effective interest rate on a portion of the Company’s debt under its senior credit facility to various fixed rates over various terms. The total initial notional amount of these interest rate swaps is $650.0 million. An affiliate of a DPI stockholder is counterparty to $350.0 million notional amount of the aforementioned derivatives.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Domino’s Pizza, Inc. and subsidiaries

Condensed consolidated balance sheet

(In thousands)	March 21, 2004 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	$36,732
Accounts receivable	60,297
Inventories	23,045
Notes receivable	3,402
Prepaid expenses and other	12,519
Advertising fund assets, restricted	21,345
Deferred income taxes	5,732

Total current assets	163,072

Property, plant and equipment:
Land and buildings	21,809
Leasehold and other improvements	64,803
Equipment	162,308
Construction in progress	3,503

252,423
Accumulated depreciation and amortization	124,676

Property, plant and equipment, net	127,747

Other assets:
Deferred financing costs	18,149
Goodwill	23,305
Capitalized software	26,282
Other assets	17,340
Deferred income taxes	49,205

Total other assets	134,281

Total assets	$425,100

See accompanying notes.

Domino’s Pizza, Inc. and subsidiaries

Condensed consolidated balance sheet

(Continued)

(In thousands)	March 21, 2004 (Unaudited)
Liabilities and stockholders’ deficit
Current liabilities:
Current portion of long-term debt	$286
Accounts payable	49,098
Insurance reserves	9,893
Advertising fund liabilities	21,345
Other accrued liabilities	59,057

Total current liabilities	139,679

Long-term liabilities:
Long-term debt, less current portion	942,035
Insurance reserves	16,045
Other accrued liabilities	26,748

Total long-term liabilities	984,828

Stockholders’ deficit:
Class L common stock	36
Common stock	327
Additional paid-in capital	181,951
Retained deficit	(881,824)
Deferred stock compensation	(218)
Accumulated other comprehensive income	321

Total stockholders’ deficit	(699,407)

Total liabilities and stockholders’ deficit	$425,100

See accompanying notes.

Domino’s Pizza, Inc. and subsidiaries

Condensed consolidated statements of income

(Unaudited)

	Fiscal Quarter Ended
(In thousands, except share and per share amounts)	March 23, 2003	March 21, 2004
Revenues:
Domestic Company-owned stores	$89,942	$87,964
Domestic franchise	34,404	34,637
Domestic distribution	167,436	170,850
International	20,470	25,303

Total revenues	312,252	318,754

Operating expenses:
Cost of sales
Domestic Company-owned stores	71,771	70,102
Domestic distribution	148,726	154,198
International and other	11,307	13,343

Total cost of sales	231,804	237,643

General and administrative	37,490	37,640

Total operating expenses	269,294	275,283

Income from operations	42,958	43,471
Interest income	103	86
Interest expense	(12,333)	(13,985)
Other	(1,743)	—

Income before provision for income taxes	28,985	29,572
Provision for income taxes	10,724	11,164

Net income	$18,261	$18,408

Net income available to common stockholders—basic and diluted	$13,798	$18,408

Earnings per share:
Class L—basic and diluted	$2.74	$2.49
Common stock—basic	$0.12	$0.29
Common stock—diluted	$0.11	$0.26

See accompanying notes.

Domino’s Pizza, Inc. and subsidiaries

Condensed consolidated statements of cash flows

(Unaudited)

	Fiscal Quarter Ended
(In thousands)	March 23, 2003	March 21, 2004
Cash flows from operating activities:
Net cash provided by operating activities	$32,578	$18,729

Cash flows from investing activities:
Capital expenditures	(5,219)	(6,795)
Other	1,002	553

Net cash used in investing activities	(4,217)	(6,242)

Cash flows from financing activities:
Repayments of debt	(20,500)	(18,371)
Other	(93)	(230)

Net cash used in financing activities	(20,593)	(18,601)

Effect of exchange rate changes on cash and cash equivalents	(2)	(6)

Increase (decrease) in cash and cash equivalents	7,766	(6,120)
Cash and cash equivalents, at beginning of period	22,596	42,852

Cash and cash equivalents, at end of period	$30,362	$36,732

See accompanying notes.

Domino’s Pizza, Inc. and subsidiaries

Notes to condensed consolidated financial statements

(Unaudited; tabular amounts in thousands, except share and per share amounts)

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring items, considered necessary for a fair presentation have been included. Operating results for the fiscal quarter ended March 21, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending January 2, 2005. For further information, refer to the consolidated financial statements and footnotes thereto for the fiscal year ended December 28, 2003 included elsewhere in this prospectus.

2. Comprehensive Income

	Fiscal Quarter Ended
	March 23, 2003	March 21, 2004
Net income	$18,261	$18,408
Unrealized losses on derivative instruments, net of tax	(101)	(193)
Reclassification adjustment for losses included in net income, net of tax	1,048	649
Currency translation adjustment	111	(144)

Comprehensive income	$19,319	$18,720

3. Segment Information

The following table summarizes revenues, income from operations and earnings before interest, taxes, depreciation, amortization, gains (losses) on sale/disposal of assets and other, which is the measure in which management allocates resources to its segments and which we refer to throughout this document as Segment Income, for each of the Company’s reportable segments.

	Fiscal Quarter Ended March 21, 2004 and March 23, 2003
	Domestic Stores	Domestic Distribution	International	Intersegment Revenues	Other	Total
Revenues—
2004	$122,601	$193,940	$25,303	$(23,090)	$—	$318,754
2003	124,346	192,528	20,470	(25,092)	—	312,252
Income from operations—
2004	$31,774	$10,932	$7,510	N/A	$(6,745)	$43,471
2003	31,614	11,924	5,675	N/A	(6,255)	42,958
Segment Income—
2004	$34,827	$13,137	$7,746	N/A	$(5,265)	$50,445
2003	34,581	13,595	5,876	N/A	(4,221)	49,831

The following table reconciles Total Segment Income to consolidated income before provision for income taxes.

	Fiscal Quarter Ended
	March 23, 2003	March 21, 2004
Total Segment Income	$49,831	$50,445
Depreciation and amortization	(6,738)	(6,945)
Losses on sale/disposal of assets	(3)	(18)
Non-cash stock compensation expense	(132)	(11)

Income from operations	42,958	43,471
Interest income	103	86
Interest expense	(12,333)	(13,985)
Other	(1,743)	—

Income before provision for income taxes	$28,985	$29,572

4. Earnings per share

The computation of basic and diluted earnings per share is as follows.

	Fiscal Quarter Ended
	March 23, 2003	March 21, 2004
Net income	$18,261	$18,408
Less—
Accumulated preferred stock dividends	(4,305)	—
Accretion amounts relating to redemption value of preferred stock	(158)	—

Net income available to common stockholders—basic and diluted	$13,798	$18,408

Allocation of net income to common stockholders:
Class L	$9,920	$9,012
Common stock	$3,878	$9,396
Weighted average number of common shares:
Class L	3,614,870	3,614,007
Common stock	32,709,603	32,701,476
Earnings per common share—basic:
Class L	$2.74	$2.49
Common stock	$0.12	$0.29
Diluted weighted average number of common shares:
Class L	3,620,365	3,617,180
Common stock	35,938,491	36,091,737
Earnings per common share—diluted:
Class L	$2.74	$2.49
Common stock	$0.11	$0.26

5. Stock-Based Compensation

The Company accounts for the Company’s stock option plan under the recognition and measurement principles of APB Opinion No. 25 “Accounting for Stock Issued to Employees,” and related interpretations. The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” to the stock-based employee compensation.

	Fiscal Quarter Ended
	March 23, 2003	March 21, 2004
Net income, as reported	$18,261	$18,408
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	83	7
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(133)	(81)

Net income, pro forma	$18,211	$18,334

The pro-forma basic and diluted earnings per share amounts for the Class L and common stock are the same as the reported amounts.

6. New Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (FASB) issued a revised interpretation of FASB Interpretation 46, “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” (FIN 46R). FIN 46R requires the consolidation of a variable interest entity (VIE) by an enterprise if the enterprise is determined to be the primary beneficiary, as defined in FIN 46R. During the first quarter of 2004, the Company adopted FIN 46R and its adoption did not have a material effect on the Company’s financial position or results of operations.

In March 2004, the FASB issued an exposure draft of a proposed standard that, if adopted, will significantly change the accounting for employee stock options and other equity-based compensation. The proposed standard would require companies to expense the fair value of stock options on the grant date and would be effective at the beginning of the Company’s fiscal 2005. The Company will evaluate the requirements of the final standard, which is expected to be finalized in late 2004, to determine the impact on our results of operations.

Inside Back Cover:

[Picture of Buffalo Chicken Kickers®]

[Domino’s Pizza logo above logo reading “Official Pizza of NASCAR”]

Pizza & Sides

[Picture of cheesy bread, bread sticks, pizzas, pizza ingredients, buffalo wings]

Inside Back Cover Foldout:

Left Page:

Get the Door. It’s Domino’s.®

United States

Philly Cheese Steak Pizza

Loaded with tender slices of marinated steak, white american cheese, fresh mushroom, onion and green pepper, topped off with provolone cheese.

[Picture of pizza]

Buffalo Wings

Big, juicy chicken wings in mild, hot or barbeque flavor. Served with ranch or blue cheese dressing for dipping.

[Picture of Buffalo wings]

Netherlands

Extravaganzza

Tomato, mozzarella cheese, onion, green pepper, pepperoni, ham, mushroom, beef, black olive and extra cheese

Breadsticks

8 freshly-baked breadsticks.

[Picture of pizza and bread sticks]

India

Peppy Paneer

Red pepper, spicy pepper and paneer cheese.

[Picture of pizza]

Mexico

Fajita Pizza

Chipotle sauce, mozzarella and cheddar cheese, chicken, onion and green pepper.

[Picture of pizza]

Right Page:

[Picture of Buffalo Chicken Kickers®]

Domino’s Pizza Buffalo Chicken Kickers®

Tender cuts of all white meat chicken breast with a kick of buffalo flavor baked right in. Includes hot sauce and ranch dressing for dipping.

Australia

Vegorama

Mozzarella cheese, spicy pepper, mushroom, onion, fresh and sun-dried tomato, garlic and oregano.

[Picture of pizza]

France

La Forestiere

Fresh cream, mozzarella cheese, bacon, potatoes and reblochon cheese.

[Pictures of pizza]

Japan

Wafu Salad

Romaine lettuce, dried vegetables: pumpkin, onion, green pepper, carrot and kidney bean.

[Picture of salad]

[Picture of pizza]

Quattro Mille-Feuille

Combinations:

1.	Garlic

Camembert soft cheese, garlic, tomato, black olive, cheese and parsley.

2.	Camembert

Camembert soft cheese, pepperoni, ham, bacon, mushroom, cheese and parsley.

3.	Seafood

Camembert soft cheese, shrimp, squid, tomato, broccoli, fried garlic and cheese.

4.	Italian

Camembert soft cheese, tomato, bacon, fried garlic, basil leaf and cheese.

24,062,500 shares

Common stock

Prospectus

Joint book-running managers

JPMorgan	Citigroup

Bear, Stearns & Co. Inc.

Credit Suisse First Boston

, 2004	Lehman Brothers

Until                     , 2004 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discount. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. The registrant has agreed to pay these costs and expenses.

Securities and Exchange Commission registration fee	$59,603
National Association of Securities Dealers, Inc. filing fee	30,500
New York Stock Exchange listing fee	250,000
Printing and engraving expenses	400,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	500,000
Blue sky fees and expenses	30,000
Transfer Agent and Registrar fees	50,000
Miscellaneous	179,897

Total	$3,000,000

Item 14. Indemnification of directors and officers.

Domino’s Pizza, Inc. is incorporated under the laws of the State of Delaware. Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which relates to unlawful payment of dividends and unlawful stock purchases and redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

Section 145 of the Delaware General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145 of the Delaware General Corporation Law.

Domino’s Pizza, Inc.’s restated certificate of incorporation provides that its directors shall not be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. In addition, Domino’s Pizza, Inc.’s restated certificate of incorporation provides that it shall indemnify its directors to the full extent permitted by the laws of the State of Delaware.

All of Domino’s Pizza, Inc.’s directors and officers will be covered by insurance policies maintained by Domino’s Pizza, Inc. against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended. In addition, prior to the consummation of this offering, we will enter into indemnification agreements with each of our directors and executive officers that provide for indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Item 15. Recent sales of unregistered securities.

During the three years preceding the filing of this registration statement, TISM, Inc., the former parent company of the Domino’s Pizza business, issued the following securities which were not registered under the Securities Act of 1933, as amended:

Between April 1, 2001 and March 31, 2004, TISM, Inc. sold an aggregate of 295,666 shares of TISM, Inc.’s Class A-3 common stock to employees pursuant to the exercise of outstanding options for an aggregate of $351,050.00 and in consideration of services rendered.

The sales and issuances listed above were deemed exempt from registration under the Securities Act of 1933, as amended, by virtue of Rule 701 thereunder. In accordance with Rule 701, the shares were issued pursuant to a written compensatory benefit plan and the issuances did not, during any consecutive 12-month period, exceed 15% of the outstanding shares of TISM, Inc.’s Class A-3 common stock, calculated in accordance with the provisions of Rule 701.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits:

1.1†	Form of Underwriting Agreement.

3.1†	Form of Second Restated Certificate of Incorporation of Domino’s Pizza, Inc.

3.2†	Form of Amended and Restated By-laws of Domino’s Pizza, Inc.

3.3†	Form of certificate representing shares of Common Stock, $.01 par value per share.

4.1	Execution copy of Indenture dated June 25, 2003 by and among Domino’s, Inc., Domino’s Franchise Holding Co., Domino’s Pizza LLC, Domino’s Pizza PMC, Inc., Domino’s Pizza International, Inc., Domino’s Pizza International Payroll Services, Inc., Domino’s Pizza—Government Services Division, Inc. and Domino’s Pizza NS Co. and BNY Midwest Trust Company, as trustee. (Incorporated by reference to Exhibit 4.4 to the Domino’s, Inc. registration statement on Form S-4 filed with the Securities and Exchange Commission on December 5, 2003 (Reg. No. 333-107774), (the “2003 S-4”)).

4.2	Registration Rights Agreement dated June 25, 2003 by and among Domino’s, Inc., Domino’s Franchise Holding Co., Domino’s Pizza LLC, Domino’s Pizza PMC, Inc., Domino’s Pizza International, Inc., Domino’s Pizza International Payroll Services, Inc., Domino’s Pizza—Government Services Division, Inc. and Domino’s Pizza NS Co. and J.P. Morgan Securities Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc., Bear, Stearns & Co. Inc., Citigroup Global Markets Inc., Credit Suisse First Boston LLC, Goldman, Sachs & Co. and Lehman Brothers Inc. (Incorporated by reference to Exhibit 4.7 to the Domino’s, Inc. Current Report on Form 8-K filed with the Commission on June 26, 2003 (Reg. No. 333-74797), (the “June 26, 2003 8-K”)).

5.1	Opinion of Ropes & Gray LLP.

10.1	Consulting Agreement dated December 21, 1998 by and between Domino’s Pizza, Inc. and Thomas S. Monaghan. (Incorporated by reference to Exhibit 10.2 to the Domino’s, Inc. registration statement on Form S-4 filed with the Securities and Exchange Commission on March 22, 1999 (Reg. No. 333-74797), (the “1999 S-4”)).

10.2	Lease Agreement dated as of December 21, 1998 by and between Domino’s Farms Office Park Limited Partnership and Domino’s Pizza, Inc. (Incorporated by reference to Exhibit 10.3 to the 1999 S-4).

10.3	Amendment, dated February 7, 2000, to Lease Agreement dated December 21, 1998 by and between Domino’s Farms Office Park Limited Partnership and Domino’s Pizza, Inc. (Incorporated by reference to Exhibit 10.32 to the Domino’s, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (Reg. No. 333-74797), (the “2000
10-K”)).

10.4	First Amendment to a Lease Agreement between Domino’s Farms Office Park, L.L.C. and Domino’s Pizza, LLC, dated as of August 8, 2002, by and between Domino’s Farms Office Park L.L.C. and Domino’s Pizza, LLC (Incorporated by reference to Exhibit 10.5 to the Domino’s, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 29, 2002 (Reg. No. 333-74797), (the “2002 10-K”)).

10.5	Management Agreement by and among TISM, Inc., each of its direct and indirect subsidiaries and Bain Capital Partners VI, L.P. (Incorporated by reference to Exhibit 10.4 to the 1999 S-4).

10.6	Stockholders Agreement dated as of December 21, 1998 by and among TISM, Inc., Domino’s, Inc., Bain Capital Fund VI, L.P., Bain Capital VI Coinvestment Fund, L.P., BCIP, PEP Investments PTY Ltd., Sankaty High Yield Asset Partners, L.P., Brookside Capital Partners Fund, L.P., RGIP, LLC, DP Investors I, LLC, DP Investors II, LLC, J.P. Morgan Capital Corporation, Sixty Wall Street Fund, L.P., DP Transitory Corporation, Thomas S. Monaghan, individually and in his capacity as trustee, and Marjorie Monaghan, individually and in her capacity as trustee, Harry J. Silverman, Michael D. Soignet, Stuart K. Mathis, Patrick Kelly, Gary M. McCausland and Cheryl Bachelder. (Incorporated by reference to Exhibit 10.5 to the 1999 S-4).

10.7†	Form of Franchisee Stockholders Agreement dated as of May 6, 1999 by and among TISM, Inc., Bain Capital Fund VI, L.P., Bain Capital VI Coinvestment Fund, L.P., BCIP, PEP Investments PTY, Ltd., Sankaty High Yield Asset Partners, L.P., Brookside Capital Partners Fund, L.P. and certain franchisee stockholders of TISM, Inc.

10.8†	Form of Employee Stockholders Agreement dated as of May 6, 1999 by and among TISM, Inc., Bain Capital Fund VI, L.P., Bain Capital VI Coinvestment Fund, L.P., BCIP, PEP Investments PTY, Ltd., Sankaty High Yield Asset Partners, L.P., Brookside Capital Partners Fund, L.P. and the employee stockholders identified therein.

10.9	Senior Executive Deferred Bonus Plan of Domino’s Pizza, Inc. dated as of December 21, 1998. (Incorporated by reference to Exhibit 10.6 to the 1999 S-4).

10.10	Domino’s Pizza, Inc. Deferred Compensation Plan adopted effective January 4, 1999. (Incorporated by reference to Exhibit 10.7 to the 1999 S-4).

10.11	Amendment to the Domino’s Pizza, Inc. Deferred Compensation Plan. (Incorporated by reference to Exhibit 10.8 to the Domino’s, Inc.’s Annual Report on Form 10-K for the fiscal year ended January 2, 2000 (Reg. No. 333-74797), (the “1999 10-K”)).

10.12	TISM, Inc. Fourth Amended and Restated Stock Option Plan (Incorporated by reference to Exhibit 10.6 to the June 26, 2003 8-K).

10.13	Employment Agreement dated as of June 1, 2003 between David A. Brandon and TISM, Inc., Domino’s, Inc. and Domino’s Pizza LLC (Incorporated by reference to Exhibit 10.5 to the June 26, 2003 8-K).

10.14	Time sharing agreement dated as of December 2, 2002 between Domino’s Pizza LLC and David A. Brandon (Incorporated by reference to Exhibit 10.27 to the 2002 10-K).

10.15	Employment Agreement dated as of January 1, 2002 between Domino’s Pizza LLC and Harry J. Silverman. (Incorporated by reference to Exhibit 10.36 to the Domino’s, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001 (Reg. No. 333-74797), (the “2001 10-K”)).

10.16	Employment Agreement dated as of January 1, 2002 between Domino’s Pizza LLC and Patrick W. Knotts. (Incorporated by reference to Exhibit 10.37 to the 2001 10-K).

10.17	Employment Agreement dated as of January 1, 2002 between Domino’s Pizza LLC and Michael D. Soignet. (Incorporated by reference to Exhibit 10.38 to the 2001 10-K).

10.18	Employment Agreement dated as of January 1, 2002 between Domino’s Pizza LLC and J. Patrick Doyle. (Incorporated by reference to Exhibit 10.39 to the 2001 10-K).

10.19	Employment Agreement dated as of January 1, 2002 between Domino’s Pizza LLC and James G. Stansik. (Incorporated by reference to Exhibit 10.16 to the Domino’s, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 28, 2003 (Reg. No. 333-107774), (the “2003 10-K”)).

10.20	Settlement Letter, dated March 23, 2000, between TISM, Inc. and Thomas S. Monaghan. (Incorporated by reference to Exhibit 10.33 to the 2000 10-K).

10.21	TISM, Inc. Class A-3 Stock Option Agreement with Dennis F. Hightower, dated as of February 25, 2003 (Incorporated by reference to Exhibit 10.1 to the Domino’s, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 23, 2003).

10.22	Purchase Agreement dated as of June 18, 2003 by and among JP Morgan, as representative of itself and Banc of America Securities, Inc. Bear Stearns & Co., Inc., Citigroup, Credit Suisse First Boston, Goldman Sachs and Lehman Brothers, Domino’s, Inc. Domino’s Franchise Holding Co., Domino’s Pizza LLC, Domino’s Pizza PMC, Inc., Domino’s Pizza International, Inc., Domino’s Pizza International Payroll Services, Inc., Domino’s Pizza—Government Services Division, Inc. and Domino’s Pizza NS Co. (Incorporated by reference to Exhibit 10.1 to the June 26, 2003 8-K)

10.23	Credit Agreement, dated as of July 29, 2002, and amended and restated as of June 25, 2003, among Domino’s, Inc., as borrower, TISM, Inc., as guarantor, the lenders listed therein, as lenders, JPMorgan Chase Bank, as administrative agent, Citicorp North America, Inc., as syndication agent, and Bank One, NA, as documentation agent (Incorporated by reference to Exhibit 10.2 to the June 26, 2003 8-K).

10.24	First amendment to credit agreement, dated as of November 25, 2003, among Domino’s, Inc., as borrower, TISM, Inc., J.P. Morgan Securities Inc., as sole lead arranger and book runner, the lenders listed therein, as lenders, JPMorgan Chase Bank, as administrative agent, Citicorp North America, Inc., as syndication agent, and Bank One, NA, as documentation agent. (Incorporated by reference to Exhibit 10.21 to the 2003 10-K).

10.25	Pledge agreement, dated as of July 29, 2002, and amended and restated as of June 25, 2003, among Domino’s, Inc., TISM, Inc. and certain other respective subsidiaries, and JPMorgan Chase Bank, as collateral agent (Incorporated by reference to Exhibit 10.3 to the June 26, 2003 8-K).

10.26	Security agreement, dated as of July 29, 2002, and amended and restated as of June 25, 2003, among Domino’s, Inc., TISM, Inc. and JPMorgan Chase Bank, as collateral agent (Incorporated by reference to Exhibit 10.4 to the June 26, 2003 8-K).

10.27†	Form of Amended and Restated Stockholders Agreement by and among Domino’s Pizza, Inc., Domino’s, Inc., Bain Capital Fund VI, L.P., Bain Capital VI Coinvestment Fund, L.P., BCIP, PEP Investments PTY Ltd., Sankaty High Yield Asset Partners, L.P., Brookside Capital Partners Fund, L.P., RGIP, LLC, DP Investors I, LLC, DP Investors II, LLC, J.P. Morgan Capital Corporation, Sixty Wall Street Fund, L.P., DP Transitory Corporation, Thomas S. Monaghan, individually and in his capacity as trustee, and Marjorie Monaghan, individually and in her capacity as trustee, Harry J. Silverman, Michael D. Soignet and David A. Brandon.

10.28†	Form of Amended and Restated Franchisee Stockholders Agreement by and among Domino’s Pizza, Inc., Bain Capital Fund VI, L.P., Bain Capital VI Coinvestment Fund, L.P., BCIP, PEP Investments PTY, Ltd., Sankaty High Yield Asset Partners, L.P., Brookside Capital Partners Fund, L.P. and certain franchisee stockholders of Domino’s Pizza, Inc.

10.29†	Form of Amended and Restated Employee Stockholders Agreement by and among Domino’s Pizza, Inc., Bain Capital Fund VI, L.P., Bain Capital VI Coinvestment Fund, L.P., BCIP, PEP Investments PTY, Ltd., Sankaty High Yield Asset Partners, L.P., Brookside Capital Partners Fund, L.P. and the employee stockholders identified therein.

10.30†	Form of 2004 Equity Incentive Plan.

10.31†	Form of 2004 Employee Stock Purchase Plan.

10.32†	Form of Domino’s Pizza, Inc. Dividend Reinvestment & Direct Stock Purchase and Sale Plan.

10.33†	Form of Indemnification Agreement.

10.34†	Second Amendment to a Lease Agreement by and between Domino’s Farms Office Park, L.L.C. and Domino’s Pizza, LLC dated as of May 5, 2004.

10.35	Second amendment and consent to credit agreement, dated May 6, 2004, among Domino’s, Inc., as borrower, TISM, Inc., J.P. Morgan Securities Inc., as sole leader arranger and book runner, the lenders listed therein, as lenders, JPMorgan Chase Bank, as administrative agent, Citicorp North America, Inc., as syndication agent, and Bank One, NA, as documentation agent. (Incorporated by reference to Exhibit 10.1 to the Domino’s, Inc. Current Report on Form 8-K filed with the Commission on May 7, 2004 (Reg. No. 333-74797)).

10.36†	Assumption Agreement, dated as of May 12, 2004, made by Domino’s Pizza, Inc., as a New Credit Agreement Party.

21.1†	Subsidiaries of Domino’s Pizza, Inc.

23.1	Consent of PricewaterhouseCoopers LLP regarding Domino’s Pizza, Inc.

23.2	Consent of Ropes & Gray LLP (included in the opinion filed as Exhibit 5.1).

23.3†	Consent of NPD Foodworld®.

24.1†	Power of attorney pursuant to which amendments to this registration statement may be filed.

† Previously filed.

(b) Financial statement schedules:

The following financial statement schedules of the registrant are included in Part II of the Registration Statement:

Report of Independent Accountants on Financial Statement Schedules	S-1
Schedule II—Valuation and Qualifying Accounts	S-2

All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such manner as requested by the underwriters to permit prompt delivery to each purchaser.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under “Item 14—Indemnification of directors and officers” above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Ann Arbor, State of Michigan, on the 9th day of July, 2004.

DOMINO’S PIZZA, INC.

By:	/s/ HARRY J. SILVERMAN
Harry J. Silverman Executive Vice President

* * * *

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* David A. Brandon	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director	July 9, 2004

/S/ HARRY J. SILVERMAN Harry J. Silverman	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July 9, 2004

* Andrew B. Balson	Director	July 9, 2004

* Dennis F. Hightower	Director	July 9, 2004

* Mark E. Nunnelly	Director	July 9, 2004

* Robert M. Rosenberg	Director	July 9, 2004

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 4 to the registration statement on Form S-1 pursuant to the Power of Attorney executed by the above named directors and officer of the registrant and previously filed with the Securities and Exchange Commission on behalf of such directors and officer.

*By:	/S/ HARRY J. SILVERMAN	Attorney-in-fact	July 9, 2004
Harry J. Silverman Executive Vice President

Report of independent registered public accounting firm

on financial statement schedules

To Domino’s Pizza, Inc.:

Our audit of the consolidated financial statements of Domino’s Pizza, Inc. and its subsidiaries referred to in our report dated January 30, 2004 also included an audit of the financial statement schedules listed in Item 16(b) of this Form S-1. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/    PRICEWATERHOUSECOOPERS LLP

Detroit, Michigan

January 30, 2004

S-1

Schedule II—valuation and qualifying accounts

Domino’s Pizza, Inc. and subsidiaries

(In thousands)	Balance Beginning of Year	Provision (Benefit)	*Additions/ Deductions from Reserves	Translation Adjustments	Balance End of Year
Allowance for doubtful accounts receivable
2003	$3,764	$1,222	$(1,242)	$125	$3,869
2002	6,071	650	(3,036)	79	3,764
2001	3,561	2,955	(345)	(100)	6,071

Allowance for doubtful notes receivable
2003	$3,684	$(1,434)	$(139)	$20	$2,131
2002	3,493	(1,091)	1,275	7	3,684
2001	3,141	41	311	—	3,493

* Consists primarily of write-offs, recoveries of bad debt and certain reclassifications.

S-2